
SKINHEALTH
SYSTEMS

2025 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-39565

The Beauty Health Company
(Exact name of registrant as specified in its charter)

Delaware	**85-1908962**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3600 E. Burnett Street **Long Beach, CA 90815**	**(800) 603-4996**
(Address of Principal Executive Offices, including zip code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	SKIN	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $158.4 million. Solely for purposes of this disclosure, shares of Class A Common Stock held by executive officers and directors of the registrant as of such date have been excluded because such persons may be deemed to be affiliates. This determination of executive officers and directors as affiliates is not necessarily a conclusive determination for any other purposes.

As of March 9, 2026, there were 127,773,050 shares of Class A Common Stock, par value $0.0001 per share issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant’s definitive proxy statement to be delivered to its stockholders in connection with the registrant’s 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The registrant’s definitive proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

THE BEAUTY HEALTH COMPANY
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

		Page
PART I		7
Item 1.	Business	7
Item 1A.	Risk Factors	35
Item 1B.	Unresolved Staff Comments	77
Item 1C.	Cybersecurity	78
Item 2.	Properties	79
Item 3.	Legal Proceedings	79
Item 4.	Mine Safety Disclosures	86
PART II		87
Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	87
Item 6.	[Reserved]	88
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	89
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	99
Item 8.	Financial Statements and Supplementary Data	101
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	142
Item 9A.	Controls and Procedures	142
Item 9B.	Other Information	145
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	145
PART III		146
Item 10.	Directors, Executive Officers and Corporate Governance	146
Item 11.	Executive Compensation	146
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	146
Item 13.	Certain Relationships and Related Transactions, and Director Independence	146
Item 14.	Principal Accountant Fees and Services	146
PART IV		147
Item 15.	Exhibit and Financial Statement Schedules	147
Item 16.	Form 10–K Summary	151
SIGNATURES		152

Unless the context indicates otherwise, references in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025, to the "Company," "we," "us," "our" and similar terms refer to The Beauty Health Company (f/k/a Vesper Acquisition Corp.) and its consolidated subsidiaries. References to "Vesper" refer to Vesper Healthcare Acquisition Corp. prior to the consummation of the Business Combination (as defined below).

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding the financial position, business strategy, and the plans and objectives of management for our future operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. When used in this Annual Report on Form 10-K, the words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "may," "will," "potential," "projects," "predicts," "continue," "scheduled" or "should," or, in each case, their negative or other variations or comparable terminology are intended to identify forward-looking statements.

The forward-looking statements in this Annual Report on Form 10-K are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control. There can be no assurance that actual results will not materially differ from expectations. These statements are based on management's current expectations, but actual results may differ materially due to various factors, including, but not limited to:

- increased competitive activity from companies in the skin care and hair care businesses;
- our ability to develop, produce, and market new products on which future operating results may depend and to successfully address challenges in our business;
- risks related to global economic and societal disruptions from the impact of prior terrorist attacks in the United States, threats of future attacks, police and military activities overseas and other disruptive worldwide political and economic events and environmental weather conditions;
- the outcome of the ongoing litigation and Securities and Exchange Commission (the "SEC") investigation;
- shifts in the preferences of consumers as to what, where, and how they purchase product and receive services;
- the ability to execute our business plan;
- changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products or distribution networks, changes in accounting standards, tax laws and regulations, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;
- the possibility that our business may be adversely affected by other economic, business and/or competitive factors;
- the potential impact of a prolonged government shutdown;
- the loss of one or more of the Company's executive officers and other key employees;
- the ability to maintain the Company's listing on Nasdaq; and
- other risks and uncertainties set forth in the section titled "Risk Factors."

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this report, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We

undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTORS SUMMARY

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could adversely affect our business, operations and financial results:

- The beauty health industry is highly competitive, and if we are unable to compete effectively, our results will suffer.
- Our business is dependent on the commercial success and our ability to sell Delivery Systems. If we are unable to continue to successfully commercialize and sell our delivery systems, our results or operations and financial condition will be materially harmed.
- Our new product introductions may not be, and at times in the past have not been, as successful as we anticipate.
- Any damage to our reputation or brand may materially and adversely affect our business, financial condition and results of operations.
- Our success depends, in part, on the quality, efficacy and safety of our products.
- Our growth and profitability are dependent on a number of factors, and any historical growth may not be indicative of future growth.
- We may fail to realize all of the anticipated benefits of any entities that we acquire, such benefits may take longer to realize than we expected or we may encounter difficulties integrating acquired businesses into our operations. If our acquisitions do not achieve their intended benefits or do not achieve their intended benefits on our projected timelines, our business, financial condition and results of operations could be materially and adversely affected.
- Our operating results have fluctuated in the past and we expect our future quarterly and annual operating results to fluctuate for a variety of reasons, particularly as we focus on increasing provider and consumer demand for our products. Volatility in the financial markets could also have a material adverse effect on our business.
- A disruption in our operations could materially and adversely affect our business.
- Our success depends, in part, on our retention of key members of our senior management team, whose continued service is not guaranteed, and ability to attract and retain qualified personnel.
- We rely on a number of third-party suppliers, distributors, delivery service providers and other vendors, and they may fail to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand reputation, cause consumer dissatisfaction, or require us to find alternative suppliers of our products or services.
- We maintain single supply relationships for certain key components, and our business and operating results could be harmed if supply is restricted or ceases or the price of raw materials used in our manufacturing process increases.
- If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
- We manufacture and assemble our Delivery Systems in California, and if this site were to become compromised or damaged, our ability to continue to manufacture and assemble our products would be negatively affected.
- We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.
- Our providers generally are not under any obligation to purchase our products, and business challenges at one or more of these providers could adversely affect our results of operations.
- If our cash from operations is insufficient to meet our current or future operating needs, expenditures and debt service obligations, our business, financial condition and results of operations may be materially and adversely affected.
- Changes in tax law, our tax rates or our exposure to additional income tax liabilities or assessments could materially and adversely affect our business, financial condition and results of operations.
- Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.
- If our goodwill or long-lived assets become impaired, we may be required to record a significant charge to earnings.
- We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
- We are subject to risks associated with product failure and/or technological flaws.
- International sales and operations comprise a significant portion of our business, which exposes us to foreign operational, political and other risks that may harm our business.

- Recent and potential additional tariffs imposed by the United States government on certain imports or a global trade war could increase the cost of our products, which could materially and adversely affect our business, financial condition and results of operations.
- Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.
- New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sales of our products to consumers could harm our business.
- New laws, regulations, enforcement trends, or changes in existing regulations could affect the ability of our esthetician providers in certain states to provide our treatments to consumers, any of which could have a material adverse effect on our business, financial condition, and results of operation.
- Our business is subject to extensive and continuing regulatory compliance obligations.
- The use, misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines, or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.
- Our products may cause or contribute to adverse medical events or other undesirable side effects that we are required to report to the FDA or foreign regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.
- If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares of Class A Common Stock.
- We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.
- We currently face, and may continue to face, product liability claims, which could result in unexpected costs and damage our reputation.
- Intellectual property rights may not provide adequate protection for some or all of our products, and our intellectual property rights may be difficult to enforce and protect, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and having an adverse effect on our business, results of operations, and financial condition.
- Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties.
- We rely on licenses to use the intellectual property rights of third parties to conduct our business.
- Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.
- Future offerings of debt or equity securities by us may adversely affect the market price of our Class A Common Stock and dilute our stockholders’ percentage ownership.
- If securities or industry analysts cease to publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A Common Stock and trading volume could decline.
- In addition to potential dilution associated with future offerings of debt or equity securities, we have a significant number of securities outstanding that may be exercisable for shares of our Class A Common Stock, which may result in significant dilution and downward pressure on our stock price.
- Our outstanding warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.
- We are currently, and may continue to be, subject to securities litigation, which is expensive to defend and could divert management’s attention.

PART I

Item 1. Business.

Company Overview

The Beauty Health Company (the "Company" or "we") is a global medical aesthetics company delivering an integrated ecosystem of clinically proven solutions designed to help consumers achieve superior skin health and support the success of providers. Anchored by Hydrafacial, a leading and widely requested professional skincare treatment, and supported by complementary offerings including SkinStylus microneedling and HydraScalp powered by Keravive, the Company combines advanced device technology, proprietary consumables, and clinical validation to deliver trusted treatment experiences through an omnichannel network of providers worldwide.

Our Brands

The following chart reflects our brand portfolio:

Hydrafacial®	Hydrafacial is our flagship brand and cornerstone of our portfolio. Hydrafacial is a pioneer and created the category of hydradermabrasion with its patented delivery system ("Delivery System") that cleanses, extracts, and hydrates the skin with proprietary solutions and serums. The treatment extends to the scalp through the Company's HydraScalp powered by Keravive treatment, which is designed to support the hair's natural growth by cleansing, exfoliating, and hydrating the scalp and hair follicles for a visibly improved appearance of healthier, thicker, fuller-looking hair.
SkinStylus™	SkinStylus is a pioneer in nano-channeling and microneedling where its products are designed to provide either a non-invasive (nano-channeling) or minimally-invasive (microneedling) skin treatment to individuals.

Our Products

Hydrafacial Products

At the core of Hydrafacial's product offerings is the Syndeo device, the current generation Delivery System ("Syndeo"), and its associated serum solutions and consumables. Each Delivery System is considered to be a Class I exempt medical device pursuant to the rules and regulations promulgated by the U.S. Food and Drug Administration ("FDA").

Syndeo is designed to connect providers to consumers' preferences to create more personalized skin care experiences. The hardware and software in Syndeo has been fully updated and includes Wi-Fi connectivity and radio frequency identification. These technologies allow us and providers to collect data on Hydrafacial consumers to ultimately provide a better consumer experience.

Hydrafacial's device offering also includes the Elite Tower and the Allegro, both of which are a type of Delivery System that are predecessor models to the Syndeo.

Consumables

Consumables consist of single-use tips, solutions, and serums used to provide a Hydrafacial treatment (collectively, "Consumables"). The table below summarizes the Consumables product offerings:

Consumables		
Consumables	**Description**	**Replenishment Frequency**
Tips	Patented, patterned caps placed on the handpiece of the Delivery System to create pneumatic suction and deliver solutions and serums to the skin.	Minimum of 3 single-use tips used per Hydrafacial treatment.
Solutions	Proprietary formulations of ingredients delivered to the skin at different steps during the Hydrafacial treatment.	4 bottle stock-keeping units ("SKUs") required to provide a Hydrafacial treatment; the bottles provide for approximately 12-15 Hydrafacial treatments. 4 SKUs contain varying strength chemical peel treatments. The provider chooses which strength to use during the Hydrafacial treatment, and each SKU lasts approximately 1-2 treatments.
Serums	Optional add-on to target specific skin concerns. Offering includes proprietary booster serums that are Hydrafacial branded as well as some that are co-developed via collaborations with various skincare brands.	Approximately 1-2 treatments per serum vial.

The Hydrafacial Experience

A Hydrafacial treatment is a noninvasive hydradermabrasion process that utilizes a patented Delivery System to cleanse, extract, and hydrate the skin with proprietary solutions and serums. We believe Hydrafacial treatments are accessible and appropriate for consumers across all genders, ages, skin types, and skin tones.

A Hydrafacial treatment is clinically proven to improve skin quality, delivering results that are instantly gratifying and glowing. The experience culminates in the reveal of a "gunkie" container that collects dead skin cells and debris that were extracted from the skin during the Hydrafacial treatment. We believe the instant gratification provided by our Hydrafacial treatment generates high consumer and provider affinity for our brand.

A summary of the Hydrafacial treatment is set forth below. In addition, consumers and providers can personalize their Hydrafacial treatments to target specific skin concerns or needs by choosing the abrasion of the tip, adding customized chemical peels, various serums, LED light therapy, and/or lymphatic drainage. Furthermore, a Hydrafacial treatment can be applied to the neck/decolletage, back, hands, or other parts of the body.

Hydrafacial Treatment Steps	
Step 1: Cleanse	Skin is cleansed using technology that combines exfoliation, extraction, and hydration ("Vortex Fusion Technology"), a specially designed tip, and a cleansing solution. The outermost layer of skin is exfoliated with a customized peel that removes dead skin cells.
Step 2: Extract	Extractions and removal of remaining debris is performed with Vortex Fusion Technology, a specialized tip, and proprietary solutions.
Step 3: Hydrate	Vortex Fusion Technology is paired with a specialized tip to deliver hyaluronic acid and antioxidants to the skin to help nourish, hydrate, and protect.

HydraScalp powered by Keravive Products

At the core of the HydraScalp product offering is the Keravive Peptide Solution that is designed to be delivered to an individual's scalp using a Hydrafacial Delivery System and custom tips, and a take home spray that is intended to be used once daily at home for 30-days after an individual receives an in-office HydraScalp treatment to help support the appearance of healthier, thicker, fuller-looking hair.

We are evaluating the optimal re-launch strategy for HydraScalp and believe it will take time before sales of HydraScalp become a meaningful part of our business.

SkinStylus Products

SkinStylus SteriLock Microsystem (for microneedling)

The Company has been offering the SkinStylus SteriLock Microsystem since February 2023, after its indirect, wholly-owned subsidiary, Edge Systems Intermediate, LLC, acquired Esthetic Medical Inc., the owner of the SkinStylus brand.

The SkinStylus SteriLock Microsystem can be used as a microneedling device where it and its related accessories help stimulate the body's natural collagen and elastin production and are intended to be used as a treatment to improve the appearance of (i) surgical or traumatic hypertrophic scars on the abdomen in adults aged 22 years and older, and (ii) facial acne scarring in Fitzpatrick skin types I, II, and III in patients aged 22 years and older. As of the date of this report, the FDA has only cleared the 36-pin cartridge of the SkinStylus SteriLock Microsystem to be used by providers to help treat facial acne scars, while the 12-pin cartridge, 36-pin cartridge, and the 36-pin HiLo cartridge may be used to help treat surgical or traumatic hypertrophic scars on the abdomen. The SkinStylus SteriLock Microsystem, when used in connection with microneedling services, is considered to be a Class II medical device pursuant to the rules and regulations promulgated by the FDA.

SkinStylus SteriLock Microsystem (for nano-channeling)

The SkinStylus SteriLock Microsystem can also be used as a nano-channeling device where it and its related accessories are intended to help enhance the penetration and absorption of topical products and improve exfoliation to promote smoother and more luminous-looking skin.The SkinStylus SteriLock Microsystem, when used in connection with nano-channeling services, is considered to be a cosmetic device.

Product Development Pipeline

Boosters

A key differentiating factor of the Hydrafacial treatment is our optional add-on serums that are delivered via a Hydrafacial Delivery System and clinically proven to increase absorption of topical products as compared to manual application to the skin. Hydrafacial develops its own boosters, as well as partners with leading skincare brands to co-develop these serums that tailor a Hydrafacial treatment based on a consumer's skincare concerns (each, a "Booster", and collectively, "Boosters").

By leveraging the unique technologies of our partners, we believe our Booster strategy allows us to innovate rapidly and cost effectively, staying current with dynamic skincare trends and gaining exposure to new consumers through our partner brands. We currently offer a portfolio of approximately 15+ Boosters and intend to continue strategically developing Hydrafacial branded and partnership boosters internationally and locally to offer innovative and tailored Booster products to our consumers.

MyBeautyHealth Mobile Application

Launched in November 2023, the MyBeautyHealth mobile application rewards consumers for investing in their skin health. Through the app, consumers can: earn loyalty points and unlock exclusive savings with every treatment; log skin concerns and receive personalized treatment plans; and find and connect with local Hydrafacial providers. For Hydrafacial providers, the MyBeautyHealth loyalty program is a value-add that comes at no cost to them, incentivizing their customers to maintain regular treatments.

Growth Strategy in General

Our strategic objective is to establish BeautyHealth as a leader in medical aesthetics by delivering an integrated ecosystem of solutions that combine devices, consumables, clinical credibility, and brand strength to achieve superior skin health outcomes for consumers and positive economic outcomes for providers.

We believe our platform benefits from several foundational advantages, including a globally recognized brand, a large installed base of Hydrafacial systems across provider practices worldwide, and a consumables-driven economic model that should generate meaningful operating leverage when utilization increases. Our strategy is focused on unlocking the full economic potential of these assets by strengthening commercial execution, increasing utilization across our installed base, and continuing to invest in clinically meaningful innovation.

Our commercial model is designed to create a reinforcing cycle of growth. Our brand and marketing initiatives help generate consumer demand, which drives client traffic into provider practices. Increased client traffic drives treatment utilization per device, and higher utilization increases demand for consumables, which would serve as a key driver of our revenue and margin profile. As providers experience increased client demand and revenue, we believe this would help incentivize them to expand their use of our technologies, upgrade systems, and deepen their relationship with our platform.

To accelerate this flywheel, we are focused on the following strategic priorities:

1. Salesforce excellence, including strengthening commercial discipline and adopting a value-based selling approach to help activate our installed base and expand provider relationships;

2. Marketing discipline, focused on generating consumer demand that supports provider success and reinforces the clinical credibility of our platform; and

3. Focused innovation, prioritizing clinically supported technologies and products that expand the capabilities of our platform and improve provider economics

Salesforce Excellence

We are evolving our commercial organization toward a more structured, data-driven model consistent with leading medical technology companies. Historically, much of our commercial success was relationship-driven; however, we believe the next phase of growth requires greater discipline, segmentation, and performance management.

We are transitioning to a value-based selling approach designed to clearly demonstrate the economic and clinical benefits of our platform to providers. This includes strengthening our clinical and economic differentiation, improving how we segment and prioritize accounts, and implementing structured sales planning processes.

Our commercial focus includes both expanding the number of provider practices on our platform and increasing utilization across our existing installed base, including taking measures to work toward reactivating lower-utilization accounts. We are also investing in improved commercial analytics and tools that allow us to monitor activation, utilization, and retention across the installed base, enabling more precise management of commercial performance.

Marketing Discipline

Our marketing strategy is focused on generating demand that directly supports provider growth and strengthens the value proposition of our platform. We are working to refine the positioning of Hydrafacial as a clinically credible skin health platform supported by science, outcomes, and provider education.

We also intend to expand consumer demand generation programs designed to increase consumer awareness and direct traffic to our provider network. These initiatives are intended to increase treatment utilization within provider practices while reinforcing the role of providers as trusted experts in skin health.

In addition, we are working to expand the commercial contribution of technologies within our portfolio, including SkinStylus, which participates in the growing microneedling and nano-channeling category and represents an opportunity to broaden treatment offerings within provider practices, as well as HydraScalp powered by Keravive.

Focused Innovation

Innovation remains a central component of our long-term growth strategy. Our approach prioritizes clinically supported technologies and products that strengthen our platform and improve provider economics.

Our innovation pipeline includes the development of next-generation Hydrafacial systems designed to drive upgrades across our installed base which we believe should meaningfully expand our market share. We are also investing in a focused portfolio of clinically supported boosters and consumables designed to increase booster attachment rates, enhance treatment protocols, and improve provider profitability.

While Hydrafacial has historically been viewed primarily as a single treatment, we believe it represents the foundation of a broader skin health platform. Our vision is to integrate devices, boosters, protocols, and complementary technologies into a comprehensive ecosystem for providers and consumers. We are also exploring selective commercial and technology partnerships that may expand our product ecosystem and enhance the value we deliver to providers.

Business Model

Hydrafacial uses a razor / razor blade business model. The Delivery System, which facilitates the Hydrafacial treatment, is the razor. Delivery Systems are purchased by providers to offer Hydrafacial treatments to their clients and patients. In conjunction with the sale of Delivery Systems, we also sell our Consumables. The Consumables are akin to the razor blades, consisting of single-use tips, solutions, and serums, including Boosters, used during a Hydrafacial treatment. Delivery Systems and Consumables can be bought together or separately.

Delivery Systems follow a traditional capital equipment cycle, with the Delivery System lasting providers for years. Oftentimes, providers buy additional Delivery Systems to increase the number of Hydrafacial treatments their business can provide at any given time.

Consumables follow a recurring revenue model as Consumables are purchased on a periodic basis by providers as they exhaust their supplies. The expansion of the number of Delivery Systems providing Hydrafacial treatments, or “install base,” increases the foundation for future recurring revenue by providing a platform for more treatments, driving higher Consumables sales. Additionally, increasing the utilization of the install base is anticipated to contribute to higher Consumables revenue. As we optimize our install base, we believe Consumables revenue will ultimately become a larger share of our business.

In certain countries, we operate through a direct sales force, while in other countries, we sell our products utilizing a distributor or hybrid business model. We aim to invest in markets that have a large and growing group of consumers searching for non-invasive beauty health experiences, and invest in initiatives that will increase consumer penetration in these markets.

Industry Overview

We operate within the global medical aesthetics industry, a market focused on improving skin health and appearance through clinically supported, non-invasive and minimally invasive treatments delivered by licensed providers. We believe the category is experiencing sustained long-term growth driven by evolving consumer behavior, increasing provider adoption of advanced technologies, and a broader shift toward preventative and routine skin health.

Several industry trends continue to support growth in the category. Consumers are increasingly prioritizing skin health as part of their overall wellness routines and continue to invest in treatments even during periods of broader consumer spending pressure. At the same time, consumer preferences are shifting toward outcomes that look healthy, natural, and authentic, driving demand for non-invasive and minimally invasive treatments that can be incorporated into regular skin health regimens. Consumers are also more informed than ever before and increasingly seek treatments supported by clinical outcomes.

The provider landscape is also evolving. Practices are increasingly focused on technologies that generate client demand and deliver attractive economic returns, while treatment protocols are increasingly combining multiple modalities—such as lasers, microneedling, injectables, and skin health treatments—to improve clinical outcomes and client satisfaction.

Within this evolving landscape, we believe Hydrafacial occupies a differentiated position. Our treatments are non-invasive, clinically credible, and repeatable, enabling providers to incorporate them into routine skin health protocols. Hydrafacial treatments also serve as an accessible entry point for consumers into the aesthetics category, helping providers attract new clients while creating opportunities for additional procedures within their practices.

Hydrafacial is also highly versatile, with treatments suitable across genders, age groups, skin tones, and skin types. Because the treatment is repeatable and easily integrated into provider workflows, it fits naturally into preventative skin health routines and combination treatment protocols.

We believe these industry dynamics—including growing demand for non-invasive treatments, clinically supported outcomes, and combination therapy approaches—favor companies with strong provider relationships, scalable platforms, and recurring revenue models.

Manufacturing; Sourcing and Material

We outsource the manufacturing of many of our products to multiple contract manufacturers that are primarily located in North America, Europe, and Asia. However, our Delivery Systems are manufactured and assembled in our manufacturing facility in Long Beach, California where our quality assurance team monitors and ensures the integrity of the Delivery Systems and conducts compliance audits.

The components and raw materials used in our products are sourced from a variety of component and raw material suppliers. To provide products to customers in a timely, cost-effective manner, we review existing contract manufacturers and suppliers and evaluate new partners and suppliers periodically with the objectives of improving quality, increasing innovation, accelerating speed-to-market, maintaining supply sufficiency, and reducing costs. As we integrate acquired businesses, distributors, and/or brands, we will continually seek new ways to leverage our production and sourcing capabilities to improve our overall supply chain performance.

We purchase components and raw materials for our products from various third parties and third-party contract manufacturers on a purchase order basis. We also purchase packaging components manufactured to our design specifications. We collaborate with our suppliers and contract manufacturers to ensure that they follow our established product design specifications and quality assurance programs. We also have our suppliers and contract manufacturers go through a vendor qualification and audit process to verify and ensure that they meet our manufacturing standards and expectations. We ensure our partners have the requisite experience to produce our products and develop relationships with them to maintain access to the resources needed to scale. To have control of supply and component pipelines, we own certain tooling and equipment required to manufacture our products.

While we have single supply relationships for certain of our key components, we try to mitigate related risks associated with our supply chain through various measures. We qualify alternative suppliers and manufacturers, when possible, maintain controls and methods to mitigate risk through buffer inventory, implement dual and/or co-sourcing, if needed, and develop contingency plans for responding to disruptions, such as maintaining inventory of single source components or leverage alternative freight modes that can have cost implications. However, in the event we experience war, natural disasters, pandemics, or epidemics, we may encounter challenges with various manufacturing related components and raw material shortages. We believe that we currently have adequate sources of supply for all our products.

Distribution Facilities

We operate and distribute finished products from our leased distribution facilities in Long Beach, California. We also have a global network of fulfillment and distribution centers that supports our international customers. We regularly evaluate our distribution infrastructure and consolidate or expand our distribution capacity as we believe appropriate for our operations and to meet anticipated needs.

Research and Development

Our research and development team works closely with our marketing and product development teams and third-party suppliers to generate ideas, develop new products and product line extensions, create new packaging concepts, and improve, redesign, or reformulate existing products in both domestic and global markets. In addition, these research and development personnel work to identify recent trends using market intelligence and consumer needs to bring products to market.

Quality and Regulatory

Our quality and regulatory team is responsible for registrations, ensuring product safety and reliability, and meeting and monitoring our regulatory compliance for all jurisdictions in which we operate.

Competition

The beauty and personal care market is fragmented and highly competitive, with several companies specializing in different subsectors, including skincare, haircare, supplements, and medical products and procedures. Many of our competitors such as DiamondGlow, Dermasweep, Cartessa, OxyGeneo, Venus Glow, JetPeel, SaltFacial, and Glownar seek to compete with us by offering similar skin care and facial treatment products and services, and offering such products and services at similar or aggressive pricing.

Our ability to compete successfully depends heavily on ensuring the continued and timely introduction of new and reliable products and services, as well as staying relevant within the market and conforming to beauty and health trends. Principal competitive factors important to us include price, product and service features and offerings, relative price to performance, beauty health trends, marketing and distribution capability, service and support, reliability, and corporate reputation.

We believe our efforts to expand our brand recognition, cultivate our BeautyHealth community, invest in marketing capabilities, and activate consumers across channels will allow us to compete effectively as we continue to expand globally. We are focused on expanding the beauty health category and creating a premier beauty health experience.

Marketing Approach

We deploy a business-to-business-to-consumer marketing model with targeted strategies to engage relevant audiences through a combination of live and digital experiences. With aided brand awareness at 38% among U.S. esthetics consumers (Ipsos. 2025 Consumer Survey; n=1100), we are focused on maximizing our organic presence and introducing our brand to highly targeted consumer growth markets around the world. With approximately 60% U.S. market share in the microdermabrasion category, we continue to innovate and drive growth via novel treatment protocols by launching new Boosters, combination treatment regimens, and new indications backed by clinical data and real-world evidence.

Push and Pull Marketing

Our ability to effectively market our brands is critical to our operational success. Part of our marketing spend is based on a targeted “push and pull” marketing model that engages with both providers and consumers. On the “push” side, we foster relationships with our providers by investing in proprietary training programs, educational content-branding initiatives, digital marketing materials, and a loyalty program that offers tiered pricing on Consumables based on the provider’s spend. To support the “pull” side of our products, we are investing in tactics to drive consumer demand such as gift-with-purchase promotions, in-office events, targeted paid campaigns, and regional experiences such as influencer spa days conducted in partnership with key accounts and local influencers to promote both the Hydrafacial brand and product offerings. We believe enhancing our sales force effectiveness with “pull” side marketing initiatives will be key to driving year-over-year account growth.

Digital Marketing

We are also continuously innovating with digital marketing strategies to drive incremental revenue, brand equity, and customer/consumer engagement by elevating our digital presence, e-commerce capabilities, social media presence, and influencer marketing efforts. We are currently in the process of enhancing our digital infrastructure over the next 1-2 years to help improve user experience, maximize organic engagement, and drive online sales through artificial intelligence (“AI”) assisted targeting/check-out functions.

Customers

The majority of our customers are providers within the professional medical industry (dermatologists, plastic surgeons, and medical spas), esthetician, and beauty retail industry (spas, hotels, and other retailers). We currently sell approximately 69% of our Delivery Systems and Consumables into the professional medical channel in the United States and Canada. We expect this trend where the majority of our sales will be within the professional medical channel to continue on a global scale. No individual customer accounted for 10% or more of our net sales in fiscal 2025. In 2025, total net sales derived from markets outside the United States and Canada comprised approximately 35% of total net sales.

Trademarks, Patents and Domain Names

As of December 31, 2025, we had a total of 226 patents with 84 pending patent applications worldwide to protect Hydrafacial's current and contemplated technology platform. We also have 3 patents to protect certain aspects of the cartridge and needling system for the SkinStylus SteriLock Microsystem.

Our patent portfolio covers key aspects of certain products, systems, and designs, including several issued U.S. patents directed to features of the Hydrafacial MD® liquid-based skin exfoliation system. As of the date of this report, the portfolio includes 10 issued U.S. patents directed to the manifold and console of the Hydrafacial MD® system and skin treatment tips used in the system that will expire in March 2026. Following the expiration of these patents, third parties may be able to manufacture or commercialize products that incorporate features previously covered by such patents, which could result in increased competition or the introduction of competing products that incorporate similar features. Although these patents are scheduled to expire in March 2026, we do not believe that the expiration of these patents will have a material impact on our revenue. We continue to maintain patent protection in the U.S. and worldwide related to current and contemplated products and technologies, including handpieces, tips, improvements to the console and the like.

We also own and have applied to register numerous trademarks and service marks in the United States and in other countries throughout the world. Some of our trademarks are of material importance. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely so long as they are in use and/or their registrations are properly maintained. In addition, we have registered and maintain numerous internet domain names.

Seasonality and Quarterly Results

Our business is subject to moderate seasonal fluctuations. We typically experience the highest revenues and operating income in the fiscal fourth quarter and lowest revenues and operating income in the first fiscal quarter. New product and service introductions can also impact net sales, cost of sales, and operating expenses. The timing of product and service introductions can also impact the Company's net sales to its distribution channels as these channels are filled with new inventory following a product launch, and channel inventory of an older or similar product often declines as the launch of a newer product approaches. Net sales can also be affected when consumers and distributors anticipate a product introduction.

Furthermore, as our business outside of the United States grows, seasonal fluctuations may smooth out. As a result, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

Government Regulation

As a consumer-driven organization delivering comprehensive beauty health services and treatments, we are subject to the laws of the United States of America and multiple foreign jurisdictions in which we operate. The rules and regulations of various governing bodies may differ among jurisdictions. Certain of our products and our operations are subject to extensive regulation by the U.S. Food and Drug Administration, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. For example, certain of our products are subject to regulation as medical devices or cosmetics in the United States under the Federal Food, Drug and Cosmetic Act ("FDCA"), as implemented and enforced by the FDA.

Regulation of Medical Devices

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance and/or approval, adverse event reporting, advertising, promotion, marketing, distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification submitted under Section 510(k) of the FDCA, to follow a regulatory process that the FDA uses to classify low-to moderate-risk devices for which there is no predicate device already on the market (the "De Novo pathway"), or approval of a premarket approval application ("PMA"). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure the device's safety and effectiveness. Class I includes devices

with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation ("QSR"); facility registration and product listing; reporting of adverse medical events; and truthful and non-misleading labeling, advertising, and promotional materials. Class II and Class III devices are subject to the FDA's General Controls, and Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, post-market surveillance, patient registries, and any additional recommendations set forth in FDA guidance documents.

While most Class I devices are exempt from the premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification application under Section 510(k) of the FDCA before engaging in commercial distribution for the device. The FDA's permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Alternatively, low to moderate risk novel medical devices for which there is no existing predicate may submit a De Novo classification request through which the FDA may establish a new classification for the device, Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting, some implantable devices, or devices that have a new intended use or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices, which are devices legally marketed prior to May 28, 1976, are unclassified but are subject to FDA's premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, the sponsor must submit to the FDA a premarket notification submission demonstrating that the proposed device is as safe and effective as, or "substantially equivalent" to, a legally marketed predicate device. A predicate device is a legally marketed device that was legally marketed prior to May 28, 1976 (pre-amendment device), a device which has been reclassified from Class III to Class II or I, a device which has been found to be substantially equivalent through the 510(k) process, or a device that was granted marketing authorization via the De Novo classification process under Section 513(f)(2) of the FDCA and not exempt from premarket notification requirements. Once submitted, the FDA's 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees for medical device establishments. For fiscal year 2026, the standard user fee for a 510(k) premarket notification submission is $26,067, with the fee being $6,517 for small businesses.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the applicant may resubmit another 510(k) clearance application with new data, request a risk-based classification determination for the device in accordance with the De Novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device, request reclassification through reclassification petitions pursuant to 21 U.S.C. § 360c, or submit a PMA application. While the De Novo pathway is available in response to a 510(k) denial, it does not require a 510(k) denial and is available as the initial pathway for approval if appropriate for the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or different intended use, will require a new 510(k) clearance or, depending on the modification, a PMA approval. If the change alters the device in a way that renders the initially approved device unavailable as a predicate and no other predicate exists, the De Novo pathway may be used. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA application before the modified device may be marketed, but the FDA may review such decision and may disagree with a manufacturer's determination. If the manufacturer markets the modified device without first obtaining what the FDA deems to be the proper approval or clearance, then the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines, penalties, or other regulatory actions from the FDA.

Over the last several years, the FDA has proposed and implemented several changes to modernize and strengthen the 510(k) clearance process. Future proposals or the finalization of any unimplemented proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products by limiting the number of devices available for use to demonstrate equivalence as a predicate device.

One such proposal was announced in November 2018, where the FDA indicated that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

Further, in September 2019, the FDA issued revised final guidance describing an optional "safety and performance based" premarket review pathway for manufacturers of "certain, well-understood device types" to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list of device types appropriate for the "safety and performance based" pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

More recently, in September 2023, the FDA released three draft guidance documents proposing recommendations on best practices for selecting a predicate device, situations in which clinical data may be necessary in a 510(k) submission, and evidentiary expectations for 510(k) submissions for implanted devices. The FDA recommended the use of best practices such as choosing a predicate device that meets or exceeds expected safety and performance, or that does not have unmitigated use-related or design-related safety issues. Further, the FDA recommended that manufacturers describe how the best practices in guidance documents were used to select the predicate device chosen in the 510(k) summary of their new device. Additionally, the FDA outlined situations in which innovation in materials could lead to differences in the technological characteristics of a new device and the predicate device, which may result in the need for clinical data in a 510(k) submission. Updated recommendations for manufacturers of implant devices regarding the design and execution of appropriate performance testing for 510(k) submissions, and the content and labeling information to be included, were also outlined and are expected to be considered in future applications. The FDA also introduced guidance regarding the use and device status of products that utilize artificial intelligence that may be utilized in the marketplace, and relevant considerations for approval, testing, and marketing of these devices. Furthermore, as devices continue to become more interconnected, cybersecurity risks continue to develop and grow exponentially. As a result, the FDA released guidance on the evolving landscape of cybersecurity threats in relation to premarket review and quality systems. The FDA intends to promote consistency, facilitate efficient premarket review, and ensure that devices are sufficiently resilient to cybersecurity threats by establishing recommended design, labeling, and documentation of testing to be included in premarket submissions of relevant devices.

While the FDA has not substantially altered the 510(k) process within the past year, the FDA can always release new guidance or make changes to the program in the future, which could significantly impact the clearance and/or approval process for applicable medical devices.

De Novo Classification Pathway

Novel medical devices, for which general controls alone or special controls provide reasonable assurance of safety and effectiveness for intended use, may seek approval through the De Novo pathway. A device that is classified into Class I or Class II via a De Novo classification request may be marketed and may also be used as a predicate device for future 510(k) submissions. The De Novo classification request standard user fee for fiscal year 2026 is $173,782 and the small business fee is $43,446.

PMA Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review often takes significantly longer, and can take up to several years. Various actions can result in the pause or reset of the 180-day timeframe, resulting in an extended and lengthy approval process. These actions can include requests for additional information or data to supplement the application, panel reviews if the FDA determines expert panel input would be useful, or any decision by a manufacturer to make an administrative appeal regarding an FDA determination during this process. As mentioned above, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2026 includes a standard application fee of $579,272 or a small business fee of $144,818.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission or De Novo classification request. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA's investigational device exemption ("IDE") regulations that govern investigational device labeling and prohibit promotion of the investigational device while specifying an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a "significant risk" to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety, or welfare of a patient and either is implanted; used in supporting or sustaining human life; substantially important in diagnosing, curing, mitigating or treating disease, or otherwise preventing impairment of human health; or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, which may include animal or laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit the clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board ("IRB"), for each clinical site. The IRB is responsible for the initial and continuing review of the IDE and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness; study plan; or the rights, safety, or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and complying with the prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA's regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. After a trial begins, the sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

- establishment registration and device listing with the FDA;
- QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
- labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of "off-label" uses of cleared or approved products;
- requirements related to promotional activities;
- clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a new or different intended use of a cleared device, or approval of certain modifications to PMA-approved devices;
- medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
- correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
- the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
- post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA finalized the Quality Management System Regulation ("QMSR") on February 2, 2024, which replaces the prior QSR and incorporates the international standard ISO 13485:2016 by reference. The QMSR becomes effective February 2, 2026. Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR/QMSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use. The QSR/QMSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodically scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR/QMSR requirements could result in an adverse inspection or audit reports such as Form 483 Notices of Inspectional Observations; the shut-down of, or restrictions on, manufacturing operations; recall, market withdrawal, or seizure of marketed products; or other enforcement actions by the FDA or other regulatory agencies. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following, among others:

- warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
- recalls, withdrawals, or administrative detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) clearance or PMA approvals of new or modified products;
- withdrawing 510(k) clearances or PMA approvals that have already been granted;
- refusal to permit importation of the manufacturer's products through import detention or refusals, or import alerts;
- refusal to grant export approvals for our products; or
- criminal prosecution.

State Regulation of Medical Devices

In addition to federal regulation of medical devices, individual states regulate various activities related to the medical device industry at large. State regulations can vary widely and include things such as permit or licensure requirements for manufacturing of devices at a facility located within certain states, manufacturing of devices which are sold in certain states, and the distribution of medical devices into or out of various states.

Regulation of Cosmetics

The FDCA defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and, as of December 29, 2022, the Modernization of Cosmetics Regulation Act of 2022 ("MoCRA"), along with various regulations. Cosmetics are not subject to pre-market approval by the FDA; however, certain ingredients, such as some types of color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. If a company has not adequately substantiated the safety of its products or ingredients by, for example, performing appropriate toxicological tests or relying on already available toxicological test data, then a specific warning label is required. The FDA may, by regulation, require other warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.

In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading, and cosmetics may not be marketed or labeled for use in treating, preventing, mitigating, or curing disease or other conditions or in affecting the structure or function of the body because such claims would render the products to be a drug and subject to regulation as a drug. The FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss. In addition to FDA requirements, the FTC as well as state consumer protection laws and regulations can subject a cosmetics company to a range of requirements and theories of liability, including similar standards regarding false and misleading product claims, under which FTC or state enforcement or class-action lawsuits may be brought.

In the United States, the FDA has not yet promulgated finalized regulations establishing GMPs (as defined below) for cosmetics. However, Congress enacted MoCRA on December 29, 2022, which directed the FDA to implement a set of new regulatory requirements that previously were not applicable to cosmetic products. Pursuant to MoCRA, the FDA now subjects manufacturers and cosmetic products to requirements such as facility registration and product listing requirements, adverse event reporting requirements, and other labeling requirements. The ongoing implementation timeline of MoCRA is uncertain as the FDA was required to promulgate final regulations implementing GMPs for cosmetics by December 29, 2025, a deadline which has now passed. The FDA has not indicated when the agency plans to promulgate final regulations implementing GMPs for cosmetics as required by MoCRA and this could occur at any time. Subsequently, compliance with such GMP requirements will become mandatory for manufacturers of cosmetic products. Until then, the FDA's existing draft guidance on cosmetic GMPs, most recently updated in June 2013, and other guidance such as the FDA's Good Manufacturing Practice ("GMP") Guidelines/Inspection Checklist current as of November 2025, will continue to provide guidance and recommendations related to process documentation, recordkeeping, building and facility design, and equipment maintenance and personnel. Compliance with these recommendations can reduce the risk that products will be adulterated or misbranded in violation of the FDCA and its regulations.

In addition to GMP requirements, MoCRA brought on additional changes and updates to FDA's cosmetics regulations. For example, cosmetic manufacturing and processing facilities are required to be registered with FDA, and products must be listed with FDA. Adulterated or misbranded cosmetic products are subject to recalls that are mandated by FDA, similar to medical devices. In addition, a responsible person, as defined under FDA regulations, is required to report any serious adverse events that result from the use of a cosmetic product manufactured, packaged, or distributed by the person, and the records relating to each adverse event report must be kept for six years. Additionally, cosmetic labels need to identify the responsible person for the purpose of serious adverse event reporting, and cosmetic labels need to identify fragrance allergens.

The FDA also requires that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not manufactured under unsanitary conditions or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies unsanitary conditions, false or misleading labeling, or any other violation of FDA regulation, FDA may require, request, or a manufacturer may independently decide to conduct a recall or market withdrawal of a product or to make changes to its manufacturing processes or product formulations or labels.

State Regulation of Cosmetics

In addition to federal regulation of cosmetics, some states regulate cosmetics to a limited degree, generally focusing on substances used in cosmetic products. For example, California implemented the Cosmetic Fragrance and Flavor Ingredient Right to Know Act of 2020, which requires companies selling cosmetic products in the state to report the presence of any fragrance or flavor ingredient listed on designated hazard lists. Similarly, Washington's Toxic-Free Cosmetics Act restricts sale of cosmetic products that contain certain specified compounds.

Regulation of Drugs

Even if a product is intended for use as a cosmetic, certain marketing claims, functional characteristics, or other factors can result in the product being considered a drug product by the FDA. Drug products are regulated differently from cosmetics and generally require FDA approval through a New Drug Application ("NDA"), Abbreviated New Drug Application ("ANDA"), or FDA monograph process before they can be marketed. The Company does not currently market any drug products; however, it may in the future market certain products that could be considered over the counter ("OTC") drugs and subject to FDA regulations.

Regulation of OTC Drugs

In the United States, OTC drugs are regulated by the FDA under the FDCA. There are two primary regulatory pathways for bringing an OTC drug to market in compliance with FDA requirements: the drug application process, and the OTC drug monograph process.

Under the drug application process, a sponsor must submit an NDA or ANDA to FDA for approval before marketing the product. A sponsor may also seek approval to market a new drug directly as a non-prescription drug. To support such applications, sponsors typically conduct consumer behavior studies to demonstrate that consumers can use the OTC drug safely and effectively without the supervision of a healthcare provider. These studies include label comprehension studies to assess whether consumers understand the Drug Facts labeling in hypothetical situations, self-selections studies to evaluate whether consumers can determine if the drug is appropriate for their respective health condition, actual use studies to examine real-world use to confirm safe and effective self-treatment, and human factors studies to assess product design to minimize use-related hazards. The FDA also encourages sponsors to engage early with the Office of Nonprescription Drugs (for NDA products) or the Office of Generic Drugs for (ANDA products) and to review FDA guidance on these processes. Once the FDA approves the application, the product may be marketed, provided it complies with all labeling and manufacturing requirements.

Under the OTC drug monograph process, certain OTC drugs may be marketed without an approved NDA or ANDA if they comply with an applicable OTC monograph and other requirements under the FDCA. An OTC monograph establishes conditions under which an OTC drug is generally recognized as safe and effective for its intended use, including specifications for active ingredients, uses, dosage, routes of administration, labeling, and testing. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") added Section 505G to the FDCA, modernizing the OTC monograph framework. A key change introduced by the CARES Act was introducing an administrative order system, which allows the FDA to add, remove, or modify OTC monograph conditions more efficiently and keep pace with scientific and technological advancements.

The administrative order process can be initiated by either industry (any person or group of persons marketing, manufacturing, processing, or developing a drug) or FDA. For industry-initiated orders, an entity submits an OTC Monograph Order Request to the FDA, which, if accepted for filing, is reviewed by the FDA. The FDA then issues a proposed order, followed by a public comment period of at least 45 days, and subsequently a final order. The FDA may also initiate an order on its own, following the same process. In both scenarios, all final orders are subject to dispute resolution, administrative hearings, and judicial review. Manufacturers are also expected to monitor FDA announcements and guidance closely and to engage with the agency to ensure compliance with these requirements.

Like all other drug products regulated by the FDA, the agency requires that OTC drug labeling and claims be truthful and not misleading. OTC drugs may not be marketed or labeled for uses other than the terms or phrases established in the applicable OTC drug monograph or NDA/ANDA. Any claims beyond the scope of the monograph or approved NDA/ANDA may render the product misbranded. FDA monitors compliance through inspections and market surveillance and may take enforcement actions, including recalls, if products are found to be adulterated, misbranded, or otherwise in violation of the FDCA.

State of Regulation of OTC Drugs

In addition to federal regulations of OTC drugs, individual states may regulate various activities related to the OTC drug industry at large. While in some cases federal law preempts states from imposing requirements that differ from or modify FDA rules governing OTC drugs, states may have authority to implement certain measures that protect public interests without creating conflict with federal law or regulations. State regulations can vary widely and include things such as age restrictions for the purchase of specific OTC products, limitations on quantity of product that can be purchased or sold, licensure requirements for various activities related to OTC drugs, such as manufacturing and wholesaling, and requirements governing professionals such as pharmacists.

State Regulation of Professionals

The regulation of professional scope of practice related to licensed professionals, such as estheticians, is governed by state law. These laws regulate who can use certain products, including medical devices, and whether any specific limitations on use apply. Some states require certain licensed professionals to be under the supervision of another licensed professional in order to administer certain treatments or perform certain procedures. Professionals such as estheticians who utilize our products are subject to state laws that may restrict their scope of practice, and failure to practice within the legally defined scope of practice for their profession can lead to significant penalties including the loss of their professional license. Limitations to a professional's scope of practice can vary widely from state to state.

Political Changes and Associated Legal Considerations

There have been significant political and legal developments that could impact regulatory agencies, including the FDA. These include broad restructuring within the federal government, major legal changes affecting the authority of administrative agencies, and shifts in enforcement priorities. Various court decisions have influenced how agencies operate and govern, while changes in personnel and organizational restructuring at agencies, such as the FDA, have altered oversight and compliance approaches. Additionally, evolving political priorities have led to changes in policy direction, which could affect how regulations are interpreted and enforced. While it is impossible to predict exactly what will occur, changes to the laws described in this filing are expected and could be significant. The impact and breadth of these changes is an important unknown and will require careful monitoring.

Foreign Government Regulation

In addition to United States regulations, we are subject to a variety of foreign government regulations applicable to medical devices, cosmetic products, and drugs.

Regulation of Medical Devices in the European Union

The European Union, ("EU"), has adopted specific directives and regulations regulating the design, manufacture, clinical investigation, conformity assessment, labeling and adverse event reporting for medical devices.

Until May 25, 2021, medical devices were regulated by Council Directive 93/42/EEC (the "EU Medical Devices Directive") which has been repealed and replaced by Regulation (EU) No 2017/745 (the "EU Medical Devices Regulation"). Our current certificates have been granted under the EU Medical Devices Directive whose regime is described below. However, as of May 26, 2021, some of the EU Medical Devices Regulation requirements apply in place of the corresponding requirements of the EU Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance, and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU Medical Devices Regulation when our current certificates expire on December 31, 2027.

Medical Devices Directive

Under the EU Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the EU Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the EU Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product's technical dossiers and the manufacturer's quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

Medical Devices Regulation

The regulatory landscape related to medical devices in the EU has now evolved. On April 5, 2017, the EU Medical Devices Regulation was adopted with the aim of ensuring better protection of public health and patient safety. The EU Medical Devices Regulation establishes a uniform, transparent, predictable, and sustainable regulatory framework across the EU for medical devices and ensures a high level of safety and health while supporting innovation. Unlike the EU Medical Devices Directive, the EU Medical Devices Regulation is directly applicable in EU member states without the need for member states to implement into national law. This aims at increasing harmonization across the EU.

The EU Medical Devices Regulation became effective on May 26, 2021. The new Regulation among other things:

- strengthens the rules on placing devices on the market (e.g., reclassification of certain devices and wider scope than the EU Medical Devices Directive) and reinforces surveillance once they are available;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- establishes explicit provisions on importers' and distributors' obligations and responsibilities;
- imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;
- sets up a central database ("Eudamed") to provide patients, healthcare professionals, and the public with comprehensive information on products available in the EU; and
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo a clinical evaluation consultation procedure by experts before they are placed on the market.

Devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2024 under transitional provisions with a further 'sell-off' deadline by May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation, in particular the obligations described below. The European Commission further extended the transitional provisions of the EU Medical Devices Regulation through Regulation (EU) 2023/607 on March 15, 2023, whereby manufacturers and notified bodies are given more time to carry out, in accordance with the EU Medical Devices Regulation, the conformity assessment of devices covered by a certificate or declaration of conformity issued in accordance with the EU Medical Devices Directive. Moreover, the "sell-off" deadline in the EU Medical Devices Regulation is deleted which aims to prevent unnecessary disposal of safe devices. The transition period of devices is extended through December 31, 2027 or December 31, 2028 depending on the device risk classification and certain other conditions being satisfied. On December 16, 2025, the European Commission proposed to amend the EU Medical Devices Regulation in order to simplify requirements, reduce administrative burden, and enhance the predictability and cost-efficiency of notified body certification. The proposal will now proceed through the ordinary legislative procedure, with the European Parliament and Council each discussing the European Commission's proposal and potentially proposing revisions. Formal adoption of the proposal is not expected before the second quarter of 2027.

The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to Eudamed, unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier ("UDI") database. These new requirements aim at ensuring better identification and traceability of the devices. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. The obligations for registration in Eudamed will become applicable at a later date (as Eudamed is not yet fully functional). Some of the modules within Eudamed (e.g. registration; UDI) have been already available to economic operators for voluntary use. On June 13, 2024, the EU adopted Regulation 2024/1860 which provides for a gradual roll out of the different modules within Eudamed. Rather than waiting until Eudamed as a whole is fully functional, the legislative amendment aims to speed up the mandatory use of individual modules of Eudamed that are confirmed functional. Until a certain module is functional and thus mandatory under Eudamed, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators. Commission Decision (EU) 2025/2371 declared the full functionality of the first four modules of Eudamed. The modules include: actor registration, UDI/device registration, notified bodies and certificates and market surveillance systems. Under the transitional provisions set out in Regulation 2024/1860, this decision triggers a six-month transition period, after which the four modules will become mandatory from May 28, 2026.

All manufacturers placing medical devices on the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the EU Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions (“FSCAs”), must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once the relevant module is functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until the module in Eudamed is functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including user-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect, which, directly or indirectly, might have led or might lead to the death of a patient or user or of other persons or to a temporary or permanent serious deterioration of a patient's, user's or other person's state of health or a serious public health threat.

Manufacturers are required to take FSCAs defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through field safety notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or an FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

The advertising and promotion of medical devices is subject to some general principles set forth in EU legislation as well as in national legislation of the EU member states and industry codes of conduct. According to the EU Medical Devices Regulation, only devices that are CE-marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states’ laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

The aforementioned EU rules are generally applicable in the European Economic Area, which consists of the 27 EU member states plus Norway, Liechtenstein, and Iceland.

United Kingdom ("UK") Regulation of Medical Devices following Brexit

Since January 1, 2021, the Medicines and Healthcare Products Regulatory Agency ("MHRA"), has become the sovereign regulatory authority responsible for Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the UK Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit (as defined below) transitional period on January 1, 2021, new regulations require medical devices to be registered with the MHRA (but manufacturers were given a grace period of four to 12 months to comply with the new registration process) before being placed on Great Britain market. The MHRA only registers devices where the manufacturer or its authorized person or third-party company acting on its behalf (the "UK Responsible Person") has a registered place of business in the UK. Manufacturers based outside the UK need to appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA in line with the grace periods. All medical devices require in principle a UK Conformity Assessed ("UKCA") mark, but manufacturers can continue to place CE marked medical devices on the UK market during a transitional period. This transitional period was extended through newly introduced legislation effective June 30, 2023, to take account of the new transitional measures taken under the EU Medical Devices Regulation. While CE marking continues to be recognized on the UK market, UKCA marking is not recognized in the EU. The rules for placing medical devices on the market in Northern Ireland, which is part of the UK, differ from those in the rest of the UK. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in Great Britain.

An MHRA public consultation was opened until end of November 2021 on the post-Brexit regulatory framework for medical devices and diagnostics. In June 2022, the UK government published its response to the consultation regarding the new UK medical device regulatory framework which seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive, the EU AIMD and the EU In Vitro Diagnostic Medical Devices Directive 98/79/EC), in particular to create a new access pathways to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform in vitro diagnostic medical devices regulation, and foster sustainability through the reuse and remanufacture of medical devices. The core elements of the new regime regarding pre-market requirements are expected to come into force in 2026, subject to appropriate transitional arrangements. The consultation indicated that the MHRA will publish guidance in relation to the changes to the regulatory framework and may rely more heavily on guidance to add flexibility to the regime. A subsequent consultation on the new pre-market regime was opened on November 14, 2024 which closed on January 5, 2025. The first part of the government response to the consultation was published on February 26, 2025 and the second part on July 22, 2025. The responses will inform the regulatory reforms, which will introduce additional measures that must be taken before a device can be put on the market. This new pre-market legislation will be implemented by way of amending the Medical Devices Regulations 2002 and is expected to come into effect in 2026. By way of Statutory Instruments 2024 No. 1368, the UK already introduced amendments to the UK Medical Device Regulations 2002 regarding post-market surveillance. These amendments came into effect on June 16, 2025.

In addition, the Trade and Cooperation Agreement between the UK and the EU that went into effect in 2021 generally provides for cooperation and exchange of information between the parties in the areas of product safety and compliance, including market surveillance, enforcement activities and measures, standardization-related activities, exchanges of officials, and coordinated product recalls. As such, processes for compliance and reporting should reflect requirements from regulatory authorities.

European Union Regulation of Cosmetic Products

In the EU, the sale of cosmetic products is regulated under the EU Cosmetics Regulation (EC) No 1223/2009, (the "EU Cosmetics Regulation") setting out the general regulatory framework for finished cosmetic products and their ingredients. The EU Cosmetics Regulation is directly applicable in, and binding on all EU member states and is enforced at the national member state level. Over the years, the EU cosmetics legal regime has been adopted by many countries around the world.

Under the EU Cosmetics Regulation, a product is considered to be a cosmetic if it is presented as protecting the skin, maintaining the skin in good condition or improving the appearance of the skin, provided that it is not a medicinal product due to its composition or intended use. By contrast, a substance or mixture intended to be ingested, inhaled, injected or implanted into the human body shall not be considered a cosmetic product, nor shall a product (i) the composition of which is such that it has a significant action on the body through a pharmacological, immunological or metabolic action; or (ii) for which medical claims are made. Legally, such a product is considered a medicinal product, not a cosmetic, in the EU. No test has been determined yet to determine the significance of the effect. A product may fall within the definition of both a cosmetic product and a medicinal product in which case the non-cumulation principle provides that the product will be regulated as a medicinal product (under the Medicinal Products Directive 2001/83/EC).

Generally, there is no requirement for pre-market approval of cosmetic products in the EU. The overarching requirement is that a cosmetic product made available on the EU market must be safe for human health when used under normal or reasonably foreseeable conditions of use. However, centralized notification of all cosmetic products placed on the EU market is required via the EU cosmetic products notification portal ("CPNP"). The company that is 'responsible' for placing a cosmetic product on the EU market (which could be the manufacturer, importer or a third person appointed by the former), referred to as the "responsible person", is responsible for safety of their marketed finished cosmetic products (and each of its ingredients), and must ensure that they undergo an appropriate scientific safety assessment before cosmetic products are sold. Obligations of the responsible person further include:

- Manufacturing cosmetic products in compliance with GMPs.
- Creating and keeping a product information file ("PIF"), for each cosmetic product, including test results that demonstrate the claimed effects for the cosmetic product, and the cosmetic product safety report.
- Registering and submitting information on every product through the CPNP.
- Complying with Regulation (EU) No. 655/2013 which lists common criteria for the justification of claims used in relation to cosmetic products.
- Reporting serious undesirable effects attributable to cosmetics use to national competent authorities and taking corrective measures where required.

Some ingredients used in cosmetic products must undergo rigorous evaluation, including safety assessments and quality testing to make sure that they are safe for use, for example preservatives, and can also be subject to additional procedures such as an authorization by the European Commission and/or prior notification on a separate module of the CPNP, for example nanomaterials. Additionally, the EU Cosmetics Regulation includes a list of ingredients that are prohibited and a list of ingredients that are restricted in cosmetic products. A special database with information on cosmetic substances and ingredients, known as CosIng, enables easy access to data on cosmetic ingredients, including legal requirements and restrictions. We rely on expert consultants for our EU product registrations and review of our labeling for compliance with the EU Cosmetics Regulation.

The EU Cosmetics Regulation requires the manufacture of cosmetic products to comply with GMPs, which is presumed where the manufacture is in accordance with the relevant harmonized standards. In addition, in the labelling, making available on the market and advertising of cosmetic products, text, names, trademarks, pictures and figurative or other signs must not be used to imply that these products have characteristics or functions they do not have; any product claims in labeling must be capable of being substantiated and comply with the aforementioned list of common criteria.

Moreover, in the EU, animal testing is prohibited for finished cosmetic products and their ingredients. Marketing finished cosmetic products and ingredients in the EU which were tested on animals is equally prohibited.

Each member state appoints a competent authority to enforce the EU Cosmetics Regulation in its territory and to cooperate with the other member state authorities and the European Commission. The European Commission is responsible for driving consistency in the way the Cosmetics Regulation is enforced across the EU.

The aforementioned EU rules are generally applicable in the EEA.

On July 8, 2025, the European Commission published a proposal for the simplification of the current EU Cosmetics Regulation 1223/2009. This includes planned simplifications in processes and documentation requirements, intended to facilitate the work of cosmetic product manufacturers. The European Commission's proposal is currently under review by the EU co-legislators (European Parliament and Council).

UK Regulation of Cosmetic Products following Brexit

The UK formally left the EU on January 31, 2020, commonly referred to as "Brexit". Following the end of a transition period, since January 1, 2021, the UK operates under a distinct regulatory regime, and the aforementioned EU laws now only apply to the UK in respect of Northern Ireland (as laid out in the Protocol on Ireland and Northern Ireland).

As a consequence, from January 1, 2021, Schedule 34 of the Product Safety and Metrology etc. (Amendment etc.) (EU Exit) Regulations 2019 (the "UK Cosmetics Regulation"), applies to cosmetic products placed on the market in Great Britain, which includes England, Scotland and Wales. Cosmetic products placed on the market in Northern Ireland are still covered by the EU Cosmetics Regulation. However, to date, there are no significant differences between the frameworks of the UK Cosmetics Regulation and the EU Cosmetics Regulation. The main difference currently is that the UK Government has established a cosmetic product notification service to replace the EU's CPNP in Great Britain, and that serious undesirable effects ("SUEs") now should be notified on the new UK SUE form.

Regulation of Medicinal Products in the EU

Similar to the United States, products which are intended for use as a cosmetic could be reclassified as a medicinal product in view of certain claims, composition, functional characteristics, presentation, or other factors. Medicinal products are regulated differently from cosmetics and require a marketing authorization before they can be placed on the EU market. Authorization may be obtained through one of the EU authorization procedures and must be supported by appropriate quality, safety, and efficacy data. The Company does not currently market any medicinal products in the EU; however, it may in the future market certain products that would be considered prescription or non-prescription (OTC) medicines and would therefore be subject to EU and Member State medicinal product requirements.

In the European Economic Area (which is comprised of 27 Member States of the EU plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after a related marketing authorization has been granted. Marketing authorization for medicinal products can be obtained through several different procedures. These are through a centralized, mutual recognition procedure, decentralized procedure, or national procedure (if marketing authorization is sought for a single EU Member State). The holder of an EU marketing authorization for a medicinal product must also comply with the EU's pharmacovigilance legislation. This includes requirements to conduct pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

Various requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients ("APIs"), including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. Marketing authorization holders, manufacturing authorization holders, and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States' requirements applicable to the manufacturing of medicinal products.

In the EU, the advertising and promotion of medicinal products are subject to EU Member States' laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product's Summary of Product Characteristics (the "SmPC"), as approved by the competent authorities in connection with a marketing authorization approval. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Breaches of the rules governing the promotion of medicinal products in the EU could be penalized by civil, criminal or administrative sanctions, which may include fines and imprisonment. These laws may further limit or restrict the advertising and promotion of medicinal products to healthcare professionals. Advertising of medicinal products that contain psychotropic and narcotic substances is in any case prohibited.

Environmental Regulations

We believe we are compliant in all material respects with applicable environmental laws. Presently, we do not anticipate such compliance will have a material effect on capital expenditures, earnings, or our competitive position with respect to any of our operations.

Information Technology

Information technology supports all aspects of our business, including our products, product development, marketing, sales, order processing, production, distribution, and finance. We continue to maintain and enhance our information technology systems in alignment with our long-term strategy. An increasing portion of our global information technology infrastructure is cloud-based. This allows for a more scalable platform to support current and future requirements and improves our agility and flexibility to respond to the demands of our business by leveraging more advanced technologies.

We recognize that technology presents opportunities for competitive advantage, and we continue to invest in new capabilities and the use of emerging technologies across various aspects of our business. During year ended December 31, 2024, we continued to invest in hardware, software, education and support structures to create engaging and collaborative work environments across our facilities, in both virtual and hybrid settings. We also continued to invest in new marketing and provider and consumer engagement capabilities globally with a focus on innovative digital experiences across our omnichannel landscape. Our strategy over the next few years includes continuing to build a strong and secure technology infrastructure to adapt to evolving business dynamics, which includes the expansion of our omnichannel capabilities, upgrading our existing hardware and software to be more streamlined, and the utilization of data-driven analytics to optimize our supply and demand planning.

Data Privacy and Security

We operate in a complex global environment where numerous federal, state, and international laws, regulations, and standards govern the collection, use, disclosure, confidentiality, and security of health-related and other personal information. Our obligations apply to our own operations as well as to those of our partners, and these requirements continue to evolve. In addition, emerging technologies such as AI have sparked additional legislation to address potential risks and challenges of such technologies' use of personal information.

In the United States, various federal and state laws—including data breach notification laws, health information privacy and security laws, and consumer protection statutes—impose obligations on how we manage and protect both health-related and other personal information. Many of these regulations carry penalties that can be levied on a "per violation" basis and, in some instances, grant individuals the right to bring private claims.

Internationally, laws such as the EU General Data Protection Regulation ("GDPR") and the United Kingdom ("UK") GDPR impose strict requirements on entities handling personal data of individuals in the European Economic Area and the UK. Noncompliance can result in substantial fines of up to the greater of €20 million (or £17.5 million) or 4% of annual global revenue.

Additionally, new state laws governing the privacy of consumer health data, including information concerning individual health conditions and treatment, may apply to our business. For example, Washington's My Health My Data Act ("MHMD") broadly defines consumer health data, places restrictions on processing consumer health data, provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states, like Connecticut and Nevada, have also enacted health data privacy laws or amended existing privacy laws to protect consumer health data.

There is growing legislative and regulatory activity in the U.S. and abroad related to AI, such as the European Union's Artificial Intelligence Act, the U.S. executive order to establish AI safety and security standards, and Colorado's act concerning consumer protections in interactions with AI systems. We continue to closely monitor these emerging legislative and regulatory activity, which may add further obligations or restrictions on how AI technologies are developed and utilized. For instance, these laws and regulations may require businesses to regularly review and revise business operations, information technology systems, and data handling practices, and to implement enhancements and adaptations to comply.

To address this dynamic landscape, we have appointed a dedicated Data Privacy Officer responsible for overseeing our compliance with data protection laws and emerging AI regulations. This role helps ensure that our policies, procedures, and practices keep pace with regulatory changes and industry best practices.

Our Commitment to Compliance and Responsible Data Use

We recognize that personal information, particularly health-related data, is central to delivering our products and meeting our customers' expectations. Accordingly, we are committed to processing personal information in compliance with applicable laws and regulations, while also addressing new legal and ethical considerations surrounding artificial intelligence.

Our Data Privacy Officer works closely with cross-functional teams to:

- Develop and Update Policies: We review and refine our brands' data privacy, security, and AI-related policies to align with shifting regulatory standards on an as-needed basis, and no less than on an annual basis.
- Implement Security Measures: We employ security protocols to protect personal and business-critical data from unauthorized access, disclosure, or misuse.
- Conduct Ongoing Training: Our employees receive regular training to ensure awareness of and adherence to data protection obligations and ethical AI practices.

Ongoing Enhancements and Strategic Alignment

We view data privacy and AI governance as an integral part of our long-term strategy. In line with this commitment, we continue to invest in:

- Information Technology Infrastructure: Upgrading systems and processes to address both current and anticipated regulatory requirements.
- Compliance Monitoring: Tracking developments in data privacy, security, and AI regulations worldwide to adjust our internal controls accordingly.
- Collaboration with Regulators and Industry Peers: Engaging in industry discussions and thought leadership to help shape responsible data and AI practices.

By refining our framework for data protection and AI compliance, we seek to mitigate the risks of regulatory actions, investigations, or legal claims. We believe these efforts help strengthen the trust we share with our customers, partners, and other stakeholders, and are critical to our continued success and growth.

Effect of Government Regulations

We believe that our operations are substantially in compliance with all applicable laws and regulations and that we hold all necessary permits to operate our business in each jurisdiction in which our facilities are located. Laws and government regulations are subject to change and interpretation.

No significant pollution or other types of hazardous emission result from our operations and it is not anticipated that our operations will be materially affected by federal, state or local provisions concerning environmental controls. Our costs of complying with environmental, health and safety requirements have not been material. Furthermore, compliance with these laws, rules, and regulations have not had, and are not expected to have, a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods.

Environmental, Social and Governance Matters

We are committed to maintaining a strong sense of good corporate citizenship that places a high value on the welfare of our employees, the communities in which we operate, and the world as a whole. Highlights of each of these values are set forth below. These values are reflective of our commitment to Environmental, Social, and Governance ("ESG") matters and are fundamentally embedded in our operations and culture. We believe effectively prioritizing and managing our ESG topics will create long-term value for our stakeholders, including our providers, consumers, suppliers, and partners, which in turn will create long-term value for our stockholders. We also believe that transparently disclosing the goals and relevant metrics related to our ESG topics will allow our stakeholders to be informed about our progress.

Social

Data Privacy and Security

We recognize that protecting personal data and ensuring data privacy measures are integral to both our social responsibility and our long-term success. To that end, we have implemented policies and procedures designed to uphold consumer privacy and safeguard the data we collect. Our brands' websites include an accessible privacy policy that explains:

- Data Collection and Usage: How each brand obtains, processes, and uses personal information in the course of delivering our products and services.
- Data Disclosure: The limited circumstances under which each brand shares information with third parties.
- Data Subject Rights: How individuals can opt out, access, update, or delete their information, enhancing transparency and consumer control.

In recognition of the importance of data protection, including cybersecurity, we have implemented measures intended to safeguard the security, confidentiality, and privacy of our systems and information assets. These measures encompass both organizational and technical controls, and include ongoing training programs to ensure that all employees understand their roles and responsibilities regarding data protection.

By striving to maintain high standards of data privacy and security, we aim to not only fulfill our regulatory obligations, but to also uphold our commitment to social responsibility. We believe this approach helps reinforce trust in our brand and aligns with our broader goal of contributing positively to the communities we serve.

Human Rights

We endorse and respect the goals and principles of the United Nations ("UN") Universal Declaration of Human Rights and the International Labor Organization Declaration on Fundamental Principles and Rights at Work.

This includes everyone's right to life and liberty, the protection of law, and freedom from slavery and torture – within our operations and business relationships. We also seek to apply relevant sections of the UN Guiding Principles on Business and Human Rights.

While government authorities have the primary responsibility for protecting human rights, we believe we have a duty to respect the human, cultural, and legal rights of individuals and communities, and to avoid adverse human rights impacts through our own activities. This responsibility includes the fair treatment and meaningful involvement of all people, regardless of race, ethnicity, color, gender, gender identity, national origin, religion, sexual orientation or income level. In addition, we adhere to and comply with all local and national regulations in our operating areas and aim to respect the rights of all people within our spheres of influence.

Our commitment to many of these rights is articulated in our Code of Business Conduct and Ethics and other company policies. Our Code of Business Conduct and Ethics and related policies prohibit workplace harassment, violence or discrimination. These policies apply to our employee recruitment, training, development, compensation, performance management and benefits at the Company.

We also identify and proactively engage with stakeholders within or adjacent to our operations regarding potential risks, including human rights risks, and our response plans. Additionally, we are committed to ensuring that slavery, human trafficking, and other human rights violations do not exist in our supply chain or in any part of our business.

Environmental Matters

We participate in a recycling program through our local waste management facility to divert all recyclable materials – bottles, cans, plastics, paper, and cardboard – from landfills. Our facilities provide for recycling, and our electronic waste is sent to locally approved e-waste recycling centers.

Governance

Business Ethics

We have placed the highest emphasis on conducting our business with honesty and integrity. The highest ethical standards are expected of management and employees alike, and we continuously strive to create a corporate culture of honesty, integrity, and trust. Throughout our operations and in our dealings with our stakeholders, we endeavor to engender the confidence that our conduct is beyond reproach.

The policies we have developed are intended to:

- Offer guidance in understanding our policies, interpreting laws, and handling company-related issues and situations;
- Foster clear, ethical behaviors and conduct to create an atmosphere of respect, trust, cooperation, and collaboration throughout the Company and our activities; and
- Provide clear and well-defined procedures by which our employees can easily obtain information, ask questions, and, if necessary, report any suspected violations of any of our business ethics policies.

In addition to abiding by all applicable laws, all management and employees are required to comply fully with our Code of Business Conduct and Ethics which sets forth the Company's values, business culture, and practices.

A copy of our Code of Business Conduct and Ethics may be found on our website: www.beautyhealth.com under the heading "Governance", and then "Documents & Charters".

Corporate Governance

We are committed to ensuring strong corporate governance practices on behalf of our stockholders and other stakeholders. We believe strong corporate governance provides the foundation for financial integrity and stockholder confidence. Our Board of Directors is responsible for the oversight of risks facing the Company, and our management is responsible for the day-to-day management of risk. Our Board of Directors, as a whole, oversees our strategic and business risk, including risks related to financial reporting, compensation practices, ESG, and product developments.

More information about our corporate governance features (including information about our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee) can be found in our annual proxy statement.

In addition, the charters for our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee may be found on our website: www.beautyhealth.com under the heading "Governance", and then "Documents & Charters".

Human Capital Resources

Employees

We have built a team of industry professionals focused on beauty health. As of December 31, 2025, we employed 613 employees, of whom approximately 80% were salaried, with the remainder being compensated on an hourly basis. Set forth below is the geographic makeup of our workforce:

Geographic Location	Number of Employees	% of Total Workforce
United States of America [1]	414	67%
Asia-Pacific ("APAC")	30	5%
Europe, Middle East, and Africa ("EMEA")	128	21%
Canada & Latin America	41	7%
Total	**613**	**100%**

(1) As of December 31, 2025, 187 of these employees were based in our Long Beach, California headquarters.

None of our employees are represented by a labor organization or are a party to any collective bargaining arrangement. We believe we continue to maintain strong employee relations, which is consistent with employee feedback we received in prior years and reinforced through ongoing employee interactions and communication channels.

Talent Attraction and Development

Hiring, retaining, and developing the best talent globally is key to our success in sustaining long-term growth.

We employ targeted marketing practices through our careers website, which personalizes a user's experience based on jobseeker location and searching behavior. Jobseekers can also apply for roles from anywhere using any device.

Our talent strategy is focused on employee engagement and investments in career development, as well as measuring, recognizing, and rewarding performance. Our investments include providing programs to ensure our employees are equipped with the right skillsets and knowledge, as well as providing opportunities to transfer to other functions or regions through short-term and long-term assignments. For instance, we provide eligible employees with a 3-5 day training program that informs and educates our employees about our business model, marketing strategies, and other related topics about our business operations. We believe these programs and opportunities create a pipeline of talent and leadership among our employees, while fostering a sense of shared ownership necessary to drive and deliver on our long-term strategy.

To enhance our culture and measure our human capital objectives, we regularly engage with our employees. We provide several mechanisms for our employees to provide their feedback, including direct discussions with managers, employee surveys, interactive town hall meetings, and team offsite meetings. Based on our review of employee feedback, we develop action plans and implement them to enhance employee satisfaction and to ensure alignment with our overall human capital strategy.

Workplace Practices and Policies

The Company is an equal opportunity employer committed to inclusion and diversity and to providing a workplace free of harassment and discrimination.

Diversity and Inclusion

As a beauty health company, we believe that it is important for our workforce to reflect the diversity of our consumers and be representative of the society in which we live. We firmly believe an inclusive work environment is essential for a successful and thriving business and enables us to better understand our consumers, drive innovation, and stimulate creativity. We recognize the importance of all types of diversity at leadership levels and throughout our organization.

Our objective in creating an environment of inclusion is to enhance our ability to attract and retain the best talent globally and promote a sense of belonging. We continuously encourage a culture of fairness, equal access to opportunities, including positions of leadership, and transparency in employment matters. We have enhanced our strategy in many areas including hiring, employee engagement, development, and talent management to further support diversity and inclusion across our organization. For instance, we have identified several priorities designed to guide our efforts in this matter such as creating an environment where every employee feels included and valued for who they are, and promoting equal opportunity in recruitment, hiring, training, development, and advancement across our organization.

As of December 31, 2025, a breakdown of our workforce is as follows:

Employee Population	**Race/Ethnicity**		**Gender**	
	% Minority [1]	**% White**	**% Female**	**% Male**
U.S. Workforce	53%	47%	64%	36%
U.S. Managers & Above	43%	57%	60%	40%
U.S. Officers	29%	71%	43%	57%

(1) In the United States, 53% of employees identified as Black or African American, Hispanic or Latino, American Indian, Alaska Native, Asian American, Native Hawaiian, or other Pacific Islander.

Compensation and Benefits

Consistent with our core values, our "Total Rewards" programs take care of our employees by offering competitive compensation and flexible, comprehensive benefits programs designed to attract, motivate, and retain world-class talent.

We continuously review and ensure our compensation packages are competitive across all markets in which we operate. For instance, in addition to base pay (which is based on specific circumstances, including role and experience, geographic location, and performance), we offer annual cash performance-based incentives and equity-based long-term incentive awards for eligible employees.

Our robust benefit programs, which vary by country, include basic and supplemental health and insurance benefits, health savings and flexible spending accounts, access to a personal health advocate, family leave, life and disability insurance, employee assistance programs, physical, mental and financial well-being programs, retirement savings plans, and pet insurance, to name a few.

Workplace Health and Safety

Maintenance of a safe, healthy work environment is a basic policy of our Company. The backbone of our Safety & Health program is the accountability of line management, who are informed and guided by supporting staff. Our policy is to maintain the safety and healthfulness of the workplace for all employees, contractors, and visitors to reduce the probability and magnitude of injuries, illnesses, and financial loss.

Our program requirements and statement of basic policy represent the essential elements of our Safety & Health program. These requirements define minimum standards that apply, in a program and physical sense, to every employee and every workplace in which our people are employed. These requirements establish a frame of reference for assessing our progress in achieving important program objectives. Such progress will be monitored, but with the understanding that, in some of our facilities, subject to the influence of prevailing local practices and limited capabilities, certain requirements represent longer-range commitments that cannot be fully implemented in the short term.

Changes and additions to the program requirements will take place as needed through legal consultation to ensure the maintenance of a Safety & Health program that reflects the commitment and best interests of all at the Company. The establishment and maintenance of a safe environment is the shared responsibility between the employer and employees at all levels of the organization. To this end, every reasonable effort will be made in achieving the goal of accident prevention and health preservation.

The Company has developed and implemented a comprehensive Injury and Illness Prevention Program. The goal of this program is to protect employees, agency employees, contractors, and visitors by providing an active safety program for the prevention of injuries, accidents, and illnesses. The Company has a designated environmental, health, and safety ("EHS") department to provide a clear focal point for the safety program. The EHS department has appointed "Department Safety Coordinators" to implement and maintain the program at each location. The Department Safety Coordinators are the Department Heads of the Company and are an integral part of the Safety Awareness Team.

About Us

The Company (f.k.a. Vesper Healthcare Acquisition Corp.) was incorporated in the State of Delaware on July 8, 2020. On May 4, 2021, we consummated the business combination pursuant to that certain Agreement and Plan of Merger, dated December 8, 2020, by and among Vesper Healthcare Acquisition Corp. ("Vesper Healthcare"), Hydrate Merger Sub I, Inc. ("Merger Sub I"), Hydrate Merger Sub II, LLC ("Merger Sub II"), LCP Edge Intermediate, Inc., the indirect parent of HydraFacial LLC, (f.k.a. Edge Systems LLC) ("Hydrafacial"), and LCP Edge Holdco, LLC ("LCP," or "Former Parent," and, in its capacity as the stockholders' representative, the "Stockholders' Representative") (the "Merger Agreement"), which provided for: (a) the merger of Merger Sub I with and into Hydrafacial, with Hydrafacial continuing as the surviving corporation (the "First Merger"), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Hydrafacial with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the "Second Merger" and, together with the First Merger, the "Mergers" and, together with the other transactions contemplated by the Merger Agreement, the "Business Combination"). As a result of the First Merger, the Company owns 100% of the outstanding common stock of Hydrafacial and each share of common stock and preferred stock of Hydrafacial was cancelled and converted into the right to receive a portion of the consideration payable in connection with the Mergers. As a result of the Second Merger, the Company owns 100% of the outstanding interests in Merger Sub II. In connection with the closing of the Business Combination (the "Closing"), the Company owns, directly or indirectly, 100% of the stock of Hydrafacial and its subsidiaries and the stockholders of Hydrafacial as of immediately prior to the effective time of the First Merger (the "Hydrafacial Stockholders") hold a portion of our Company's Class A common stock, par value $0.0001 per share (the "Class A Common Stock").

On May 6, 2021, we began trading under the ticker symbol, "SKIN", on Nasdaq.

Available Information

Our internet address is www.beautyhealth.com. At our investor relations website, www.investors.beautyhealth.com, we make available free of charge a variety of information for investors, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the Securities and Exchange Commission at www.sec.gov. Further, corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, are also available on our investor relations website at: www.investors.beautyhealth.com/corporate-governance/documents-and-charters.

The information contained on or made available through our website or any of the websites referred to above are not incorporated by reference into, and does not form a part of, this Annual Report on Form 10-K or in any other report or document we file with or furnish to the Securities and Exchange Commission. Further, references to the URLs for these websites are intended to be inactive textual references only.

Item 1A. Risk Factors.

You should carefully consider the following risks in addition to the other information included in this Annual Report on Form 10-K, including matters addressed in the section entitled "Cautionary Note Regarding Forward-Looking Statements." We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks related to the beauty health industry

The beauty health industry is highly competitive, and if we are unable to compete effectively, our results will suffer.

The beauty industry is highly competitive and can rapidly change due to consumer preferences and industry trends, such as the expansion of digital channels, direct-to-consumer channels, new "disruptor" brands, and advances in technology such as artificial intelligence. We face vigorous competition from companies throughout the world, including large multinational consumer products companies that have many beauty health brands under ownership and standalone beauty and skincare brands, including those that may target the latest trends or specific distribution channels. Competition in the beauty and skincare industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, in-store presence and visibility, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions as well as existing products by diverse companies across several different distribution channels.

Many of the multinational consumer companies that we compete with have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered, including through the use of large percentage discounts. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors may be better able to withstand these price reductions and lost sales.

It is difficult to predict the timing and scale of our competitors' activities or whether new competitors will emerge in the beauty health industry. In recent years, numerous online, "indie" and influencer-backed beauty health companies have emerged and garnered significant followings. Further technological breakthroughs, including new and enhanced technologies that increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors' marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete depends on the continued strength of our brand and products, the success of marketing, innovation and execution strategies, the continued diversity of product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment, and success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the commercial success and our ability to sell Delivery Systems. If we are unable to continue to successfully commercialize and sell our Delivery Systems, our results or operations and financial condition will be materially harmed.

Our business and our ability to generate revenue largely depends on our ability to successfully commercialize and sell our Delivery Systems. Our ability to generate revenue depends on our ability to manufacture and sell high quality, reliable Delivery Systems and execute on our commercialization plans, and the size of the market for, and the level of market acceptance of, our Delivery Systems. If our Delivery Systems are not accepted and adopted by our customers, if our customers experience significant performance interruptions or if our Syndeo devices do not meet our performance standards, or if we experience an RMA rate for Syndeo devices significantly above historical averages, our revenue and results of operations will be materially and adversely affected.

Our new product introductions may not be, and at times in the past have not been, as successful as we anticipate.

The beauty health industry is driven in part by beauty and skincare trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for beauty health products, consumer attitudes toward our industry and brand and where and how consumers shop for and use these products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brand, maintain a favorable mix of products and develop our approach as to how and where we market and sell our products.

We have continued to refine our process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected results. For example, when we initially launched the Syndeo Delivery System back in March 2022, many customers with Syndeo 1.0 and Syndeo 2.0 builds began to experience frequent treatment interruptions and unacceptable device conditions. In addition to issues such as distractive noise and difficult bottle insertion, a significant issue with these models was low flow and clogs in the system, due to recommended maintenance requiring overly rigorous levels to prevent serum build-up inside the system's fluidics manifold. Throughout 2022 and the first half of 2023, we made several enhancements to each version of the Syndeo in an effort to address and remediate these issues, but despite these efforts, performance interruptions that negatively impacted customer productivity and satisfaction continued to persist. In July 2023, we developed Syndeo 3.0 and has noted a significant improvement in user experience and a substantial decline in initial return rates compared to 1.0 and 2.0 models, primarily due to hardware and software enhancements that automate and force effective rinse cycles and manifold cleaning with an air blast procedure that reduce build-up and clogging as well as improvements in the connector to the Delivery System's handpiece to facilitate user cleaning. During the third quarter of 2023, we decided that it would only market and sell Syndeo 3.0 Delivery Systems, and as a result, designated all 1.0 and 2.0 models on-hand as obsolete.

In addition, the acceptance of new product launches and sales to our providers may not be as high as we anticipate, due to lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Furthermore, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture, distribute and ship new products. We may also experience a decrease in sales of certain existing products as a result of newly launched products. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

Any damage to our reputation or brand may materially and adversely affect our business, financial condition and results of operations.

We believe that developing and maintaining our brand is critical and that our financial success is directly dependent on consumer perception of our brand. Furthermore, the importance of brand recognition and brand differentiation may become even greater as our competitors offer more products that are similar to our products.

Maintaining and enhancing the recognition and reputation of our brand is, therefore, critical to our business and future growth. Many factors, some of which are beyond our control, will impact our ability to maintain and enhance our reputation and brand, including our ability to comply with ethical, social, product, labor and environmental standards. Any actual or perceived failure in compliance with such standards could damage our reputation and brand.

The growth of our brand also depends largely on our ability to provide a high-quality consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences. Our ability to provide a high-quality consumer experience will depend, in part, on our ability to provide reliable customer service and tech support, as well as a reliable and user-friendly website interface and mobile applications for our consumers to browse and purchase products on our e-commerce websites.

The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand's image or our ability to attract consumers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, failure to maintain product quality, product contamination, the failure to deliver consistently positive consumer experiences, or our products becoming unavailable to consumers.

If we are unable to preserve our reputation, enhance brand recognition and brand differentiation, and increase positive awareness of our products and Internet platforms, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

Our success depends, in part, on the quality, efficacy and safety of our products.

Any loss of confidence on the part of consumers in our products or in the ingredients used in or with our products, whether related to product contamination, truthfulness of the claims, product safety or quality failures (actual or perceived), inclusion of unlawful ingredients, or for any other reason, could tarnish the image of our brand and could cause consumers to choose other products. Allegations regarding any of the above, even if untrue, may require us to expend significant time and resources investigating and responding to such allegations and could, from time to time, result in a recall or market withdrawal of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image. Following such recall or market withdrawal, we may decide to voluntarily or regulatory agencies may require us to implement a remedial plan or a set of corrective actions that require a significant investment of resources. Such events may result in potential disputes with our customers, vendors, or other third parties, resulting in significant expenditure of related fees and costs, loss of key relationships, and/or damage to our brand value and reputation. In addition, government authorities and self-regulatory bodies regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely based on geography, and the efforts that we undertake to support our claims may not be deemed adequate for any particular product or claim. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims, or stop selling certain products.

We and/or our products may become subject to regulatory enforcement actions or civil litigation. We could lose sales or market share or become subject to boycotts or liability claims. In addition, third parties may sell counterfeit versions of some of our products. These counterfeit products may pose safety risks and they may fail to meet consumers' expectations regarding our products' safety and quality, resulting in damage to our reputation and business. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

The illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our net sales and a negative impact on our reputation and business.

Third parties are illegally distributing and selling counterfeit versions of our products. We believe these counterfeit products are inferior to our authentic products and could pose safety risks that our authentic products would not otherwise present to consumers or our customers. Our customers and consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation, and value of our brand and cause our customers and consumers to refrain from purchasing our products in the future.

Products sold to estheticians are meant to be sold to and used by such esthetician. Our products have been and may continue to be sold to sales outlets other than the intended party, such as to general merchandise retailers or unapproved outlets. Diverted products sold in such unapproved outlets may impact our customers' and consumers' perception of the nature of our products. Further, in some instances, these diverted products may be old, damaged, or otherwise adulterated. Diversion may result in lower net sales of our products if our customers purchase diverted products or choose to purchase products manufactured or sold by our competitors because of any perceived damage or diminishment to the image, reputation, or value of our brand resulting from such diversion.

Our reputation and brand may be negatively affected if our customers do not use our Delivery System as intended.

We use a razor/razor blade business model. We sell our Vortex-Fusion Delivery System (the razor) to providers who then offer Hydrafacial treatments to their clients. We separately sell the Consumables (the razor blades), which consist of single-use tips, solutions, and serums used during a Hydrafacial treatment. Delivery Systems and Consumables can be bought together or separately, although the Delivery System is intended to be used solely with our solutions and serums. Notwithstanding this fact, we are aware of incidents where providers, who initially purchased authentic bottles of solutions and serums from us to be used with our Delivery System, have then subsequently refilled such bottles once they became depleted with unauthentic, and often times, less expensive solutions and serums from other companies, the quality and safety of which has not been evaluated by us. This practice not only results in lower net sales of our solutions and serums to us, but could also damage our image, reputation and/or the value of our brands, where the Hydrafacial treatment is diminished as a result of the use of these unauthentic products, and the provider's client has been misled to believe such products are our authentic products. There could be further risk to our reputation if the solutions and serums passed off as Hydrafacial solutions and serums cause a negative or adverse reaction in such provider's client.

Demand for our products may not increase as rapidly as we anticipate due to a variety of factors including a weakness in general economic conditions and resistance to non-traditional treatment methods.

Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general slowdown in the U.S. economy and certain international economies or an uncertain economic outlook could adversely affect consumer spending habits which may, among other things, result in reduced patient traffic in dermatology or internal medicine offices and in medical spa facilities and spa facilities, a reduction in consumer spending on elective, non-urgent or higher value treatments, such as those offered by our providers, or a reduction in the demand for esthetic services generally, each of which could have a material adverse effect on our sales and operating results. Weakness in the global economy results in a challenging environment for selling esthetic technologies and doctors or estheticians may postpone investments in capital equipment, such as our delivery systems. Increased market acceptance of all of our products and treatments will depend in part upon the recommendations of medical and esthetics professionals, as well as other factors including effectiveness, safety, ease of use, reliability, esthetics and price compared to competing products and treatment methods.

We may experience declines in average selling prices of our products which may decrease our net revenues.

We provide volume-based discount programs to customers and may offer additional products purchased at a discounted price. In addition, we sell a number of products at different list prices that also differ based on regions and or country. Our average selling prices could be adversely affected: if we change our volume-based discount programs; if we introduce any price reductions or consumer rebate programs; if we expand our discount programs or participation in these programs increases; if our critical accounting estimates materially differ from actual behavior or results; or if our geographic, channel, or product mix shifts to lower priced products or to products that have a higher percentage of deferred revenue. Additionally, in response to a pandemic or any resurgence of such pandemic, as a result of a new variant or otherwise, we may find the need to discount the prices of our products to facilitate sales in uncertain times. Were any of the foregoing to occur, our net revenues, gross profit, gross margin and net income may be reduced.

Risks related to our growth and profitability

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of key initiatives, including our ability to:

- drive demand in the brand;
- invest in our providers and digital capabilities;
- improve productivity in our retailers, U.S. medical spa facilities and U.S. spa facilities;
- implement the necessary cost savings to help fund our marketing and digital investments; and
- pursue strategic extensions that can leverage our strengths and bring new capabilities.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments that may result in short-term cost increases with net sales materializing on a longer-term horizon and therefore may be dilutive to earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

Our growth and profitability are dependent on a number of factors, and any historical growth may not be indicative of future growth.

Achieving growth at any point in time should not be considered indicative of future performance. We may be unsuccessful in executing our growth strategy, and even if we achieve our strategic plan, we may be unable to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. In addition, we may incur significant losses in the future for a number of reasons, including as a result of the following risks and the other risks described in this Annual Report on Form 10-K, and we may encounter unforeseen expenses, difficulties, complications, delays or other unknown factors:

- we may lose one or more significant providers, or sales of our products through these providers may decrease;
- the ability of our third-party suppliers to produce our products and of our distributors to distribute our products could be disrupted;
- our products may be the subject of regulatory actions, including but not limited to actions by the FDA, the FTC and the Consumer Product Safety Commission ("CPSC") in the United States and comparable foreign authorities outside the United States;
- we may be unable to introduce new products that appeal to consumers or otherwise successfully compete with our competitors in the beauty health industry;
- we may be unsuccessful in enhancing the recognition and reputation of our brand, and our brand may be damaged as a result of, among other reasons, our failure, or alleged failure, to comply with applicable ethical, social, product, labor or environmental standards;
- we may be affected adversely by events that cause consumers to question the safety and effectiveness of the entire category of products of which our products are a part;
- we may experience service interruptions, data corruption, cyber-based attacks or network security breaches that may result in the disruption of our operating systems or the loss of confidential information of our consumers;
- we may be unable to retain key members of our senior management team or attract and retain other qualified personnel; and
- we may be affected by any adverse economic conditions in the United States or internationally.

We may fail to realize all of the anticipated benefits of any entities that we acquire, such benefits may take longer to realize than expected or we may encounter significant difficulties integrating acquired businesses into our operations. If our acquisitions do not achieve their intended benefits, or do not achieve their intended benefits on our projected timelines, our business, financial condition, and results of operations could be materially and adversely affected.

We believe that businesses we acquire will provide certain benefits to us, including certain cost synergies and operational efficiencies; however, to realize these anticipated benefits, the businesses we acquire must be successfully combined with our business and operations. The integration of independent businesses is a complex, costly, and time-consuming process that requires significant management attention and resources. The integration process may disrupt our business or the businesses we acquire. Furthermore, the expected benefits to us from these acquisitions could be limited if the integration process is implemented ineffectively. If we fail to meet the challenges involved in integrating acquired businesses and realizing anticipated benefits from these acquisitions, we could experience an interruption of, or a loss of momentum in, our business, which could adversely affect our results of operations.

Some of the difficulties associated with combining the operations of companies include, among others, difficulties in:

- achieving anticipated cost savings, synergies, business opportunities, and growth prospects from the combinations;
- integrating operations and systems; and
- conforming standards, controls, procedures, accounting and other policies, business cultures, and compensation structures among companies.

We may be unable to grow our business effectively or efficiently, which would harm our business, financial condition and results of operations.

Growing our business will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to: enhance our operational, financial and management systems, including warehouse management and inventory control; maintain and improve internal controls and disclosure controls and procedures; maintain and improve information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage our expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may be unsuccessful in executing our growth strategy and our results of operations could suffer.

Acquisitions or investments could disrupt our business and harm our financial condition.

We frequently review acquisition and strategic investment opportunities that would expand our current product offerings, distribution channels, increase the size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. The process of integrating an acquired business, product or technology can create unforeseen operating difficulties, liabilities, expenditures and other challenges such as:

- potentially increased regulatory and compliance requirements;
- loss of customer and other business relationships;
- competitive responses;
- implementation or remediation of controls, procedures and policies at the acquired company;
- differences in legal and regulatory requirements among different geographical territories;
- diversion of management time and focus from operation of our then-existing business to acquisition integration challenges;
- coordination of product, sales, marketing and program and systems management functions;
- transition of the acquired company's users and providers onto our systems;
- retention of employees from the acquired company;
- integration of employees from the acquired company into our organization;
- integration of the acquired company's accounting, information management, human resources and other administrative systems and operations into our systems and operations;
- liability for activities of the acquired company prior to the acquisition, including violations of law, commercial disputes and tax and other known and unknown liabilities; and
- litigation or other claims in connection with the acquired company, including claims brought by terminated employees, providers, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with any acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our Consolidated Balance Sheets, any of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that any contemplated or future acquisition will occur.

Our operating results have fluctuated in the past and we expect our future quarterly and annual operating results to fluctuate for a variety of reasons, particularly as we focus on increasing provider and consumer demand for our products. Volatility in the financial markets could also have a material adverse effect on our business.

Our operating results have fluctuated in the past and we expect our future quarterly and annual operating results to fluctuate for a variety of reasons. Some of the factors that could cause our operating results to fluctuate include:

- limited visibility into, and difficulty predicting from quarter to quarter, the level of activity in our customers' practices;
- changes in geographic, channel or product mix;
- weakness in consumer spending as a result of a slowdown in the global, U.S. or other economies;
- higher manufacturing costs;
- competition in general and competitive developments in the market;
- changes in relationships with our customers and distributors, including timing of orders;
- changes in the timing of when revenues are recognized, including as a result of the timing of receipt of product orders and shipments, the introduction of new products and software releases, product offerings or promotions, modifications to our terms and conditions or as a result of new accounting pronouncements or changes to critical accounting estimates;
- fluctuations in currency exchange rates against the U.S. dollar;
- our inability to scale, suspend or reduce production based on variations in product demand;
- increased participation in our customer rebate or discount programs, which could adversely affect our average selling
- seasonal fluctuations in demand;
- success of or changes to our marketing programs from quarter to quarter;
- increased advertising or marketing efforts or aggressive price competition from competitors;
- changes to our effective tax rate;
- unanticipated delays or disruptions in the manufacturing process caused by insufficient capacity or availability of raw materials, turnover in the labor force or the introduction of new production processes, power outages or natural or other disasters beyond our control;
- underutilization of our manufacturing facilities;
- major changes in available technology or the preferences of our customers, which may cause our current product offerings to become less competitive or obsolete;
- costs and expenditures in connection with litigation;
- costs and expenditures in connection with the establishment of treatment planning and fabrication facilities in international locations;
- costs and expenditures in connection with hiring and deployment of direct sales force personnel;
- disruptions to our business due to political, economic or other social instability or any governmental regulatory or similar actions, including the impact of a pandemic such as the COVID-19 pandemic, any of which results in changes in consumer spending habits, consumers unable or unwilling to visit spas, as well as any impact on workforce absenteeism;
- inaccurate forecasting of net revenues, production and other operating costs;
- investments in research and development to develop new products and enhancements; and
- timing of industry tradeshows.

To respond to these and other factors, we may make business decisions that adversely affect our operating results such as modifications to our pricing policy, promotions, development efforts, product releases, business structure or operations. Most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term. Moreover, expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our net revenues for a particular period fall below expectations, we may be unable to adjust spending quickly enough to offset any shortfall in net revenues. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of future performance.

We have a history of operating losses and may experience future losses.

We have yet to establish any history of profitable operations. We reported a loss from operations of $20.8 million during the year ended December 31, 2025. We expect to incur additional operating losses for the foreseeable future. Furthermore, our strategic plan will require a significant investment in product development, sales, marketing and administrative programs, which may not result in the accelerated revenue growth that we anticipate. As a result, there can be no assurance that we will ever generate substantial revenues or achieve or sustain profitability.

Risks related to our business operations

A disruption in our operations could materially and adversely affect our business.

As a company engaged in distribution on a global scale, our operations, including those of our third-party suppliers, brokers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, supply chain disruptions, macroeconomic issues, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, changes in laws and regulatory requirements, as well as natural disasters, pandemics (such as the COVID-19 pandemic), border disputes, political crises, such as acts of terrorism, war and other political instability, including the current conflicts between Russia and Ukraine and between Israel and Hamas, and other external factors over which we and our third-party suppliers, brokers and delivery service providers may have no control.

Our ability to meet the needs of our consumers depends on the proper operation of our distribution facilities, where most of our inventory that is not in transit is housed. The loss of, or damage to, the manufacturing facilities or distribution centers of our third-party suppliers, brokers and delivery service providers could materially and adversely affect our business, financial condition and results of operations.

Our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our manufacturing facilities or distribution centers, and any loss, damage of or disruption to those facilities, or loss or damage of the inventory stored there, could materially and adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our retention of key members of our senior management team, whose continued service is not guaranteed, and ability to attract and retain qualified personnel.

Our success depends, in part, on our ability to retain our key employees, including our executive officers, our senior management team and our development, operations, finance, sales and marketing personnel, whose continued service is not guaranteed. In particular, our executive officers are important to our success for many reasons, including that each has a national or regional reputation in our industry and the investment community that attracts investors, business and investment opportunities to the Company. If we lost their services, our business and investment opportunities and our relationships with existing and prospective customers and industry personnel could suffer. Many of our other senior employees also have strong industry reputations. The loss of any of these key personnel could result in the loss of these and other benefits and could also materially and adversely affect our results of operations.

Our success also depends, in part, on our continuing ability to identify, hire, train and retain other highly qualified personnel. In addition, we may be unable to effectively plan for the succession of senior management, including our chief executive officer. The loss of key personnel or the failure to attract and retain qualified personnel may have a material adverse effect on our business, financial condition and results of operations.

We rely on a number of third-party suppliers, distributors and other vendors, and they may fail to produce products or to provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand reputation, cause consumer dissatisfaction or require us to find alternative suppliers of our products or services.

We use multiple third-party suppliers based in the United States and overseas to source substantially all of our products. We engage third-party suppliers on a purchase order basis and are not party to long-term contracts with any of them. The ability of these third parties to supply our products may be affected by competing orders placed by other persons and the demands of those persons. In addition, their abilities may be impacted adversely if any regulatory agencies, such as the FDA, brings any enforcement actions for legal or regulatory non-compliance. If we experience significant increases in demand or need to replace a significant number of existing suppliers, there can be no assurance that the additional supply capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier will allocate sufficient capacity to us in order to meet our requirements.

In addition, the use of ingredients and delivery of products that do not meet our quality control standards and specifications or fail to comply with applicable laws or regulations, could harm our business. These quality control problems could result in: regulatory action, such as restrictions on importation of certain products; the use of products of inferior quality; or product stock outages or shortages. Each of these outcomes could harm our sales and create inventory write-downs for unusable products.

We have also outsourced significant portions of our distribution process overseas, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third-party distributors to sell products in a number of foreign countries, and our international warehouses and distribution facilities are managed and staffed by our third-party distributors. We also utilize a third-party hosting and networking provider to host our e-commerce websites. The failure of one or more of these third parties to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a different third-party, may have a material adverse effect on our business, financial condition and results of operations. We are not party to long-term contracts with some of our distributors, and upon expiration of our existing agreements with them, we may be unable to renegotiate the terms on a commercially reasonable basis, or at all.

We also rely on providers and estheticians to promote our treatments, but they are not under any contractual obligations to do so or continue to do so.

Further, our third-party suppliers and distributors may:

- be subject to potentially increased regulatory and compliance requirements;
- have economic or business interests or goals that are inconsistent with ours;
- take actions contrary to our instructions, requests, policies or objectives;
- be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, or to comply with applicable regulations, including those regarding the safety and quality of products and ingredients and good manufacturing practices;
- have financial difficulties;
- encounter raw material or labor shortages;
- encounter increases in raw material or labor costs that may affect our procurement costs;
- disclose our confidential information or intellectual property to competitors or third parties;
- engage in activities or employ practices that may harm our reputation; or
- work with, be acquired by, or come under control of, our competitors.

The occurrence of any of these events, alone or together, could have a material adverse effect on our business, financial condition or results of operations. In addition, such problems may require us to find new third-party suppliers or distributors, and there can be no assurance that we would be successful in finding third-party suppliers or distributors meeting our standards of innovation and quality.

The management and oversight of the engagement and activities of our third-party suppliers and distributors requires substantial time, effort and expense of our employees, and we may be unable to successfully manage and oversee the activities of our third-party suppliers and distributors. If we experience any supply chain disruptions caused by our inability to locate suitable third-party suppliers, or if our raw material suppliers experience problems with product quality or disruptions or delivery of the raw materials or components used to make our products, our business, financial condition and results of operations could be materially and adversely affected.

We maintain single supply relationships for certain key components, and our business and operating results could be harmed if supply is restricted or ceases or the price of raw materials used in our manufacturing process increases.

We are dependent on sole suppliers or a limited number of suppliers for certain components that are integral to our finished products. If these or other suppliers encounter financial, operating, legal, regulatory or other difficulties or if our relationship with them changes, we may be unable to quickly establish or qualify replacement sources of supply and could face production interruptions, delays and inefficiencies. In addition, technology changes by our vendors could disrupt access to required manufacturing capacity or require expensive, time consuming development efforts to adapt and integrate new equipment or processes. Our growth may exceed the capacity of one or more of these suppliers to produce the needed equipment and materials in sufficient quantities to support our growth. Any one of these factors could harm our business and growth prospects.

We rely on third-party delivery service providers.

We depend heavily on contracted third-party delivery service providers to deliver our products to our distribution facilities and logistics providers, and from there to our providers. We also depend on contracted third-party delivery service providers to deliver products directly to providers as part of a direct sale to those providers. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our products.

These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest, among others. If our products are not delivered on time or are delivered in a damaged state, providers and customers may refuse to accept our products and have less confidence in our services, which could negatively impact our business, financial condition and results of operations.

A disruption in the operations of our primary freight carrier or higher shipping costs could cause a decline in our net revenues or a reduction in our earnings.

We are dependent on commercial freight carriers to deliver our products both within the United States and internationally. If the operations of these carriers are disrupted for any reason, we may be unable to timely deliver our products to our customers. If we cannot deliver our products on time and cost effectively, our customers may choose competitive offerings causing our net revenues and gross margins to decline, possibly materially. In a rising fuel cost environment, our freight costs will increase. In addition, we earn an increasingly larger portion of our total revenues from international sales. International sales carry higher shipping costs which could negatively impact our gross margin and results of operations. If freight costs materially increase and we are unable to pass that increase along to our customers for any reason or otherwise offset such increases in costs, our gross margin and financial results could be adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products, competitors' product launches, and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

In order to deepen our market penetration and raise awareness of our brand and products, we continue to spend on marketing activities, which may not ultimately prove successful or an effective use of our resources.

To increase awareness of our products and services domestically and internationally, we continue to spend, and anticipate spending in the future on marketing activities. Our marketing efforts and costs are significant and include national and regional campaigns involving print media, social media, additional placements and alliances with strategic partners. We attempt to structure our advertising/marketing campaigns in ways we believe will most likely increase brand awareness and adoption; however, there is no assurance our campaigns will achieve the returns on advertising spend desired or successfully increase brand or product awareness sufficiently to sustain or increase our growth goals, which could have an adverse effect on our gross margin and business overall.

We manufacture and assemble our Delivery Systems in California, and if this site were to become compromised or damaged, our ability to continue to manufacture and assemble our products would be negatively affected.

Our manufacturing facility in Long Beach, California manufactures and assembles our Delivery Systems and fills the majority of our Consumable products onsite. If this site were shut down or damaged by natural disaster, fire, social unrest, government regulation or other causes, our operations would be negatively impacted. In that situation, our ability to manufacture our products would be impaired and our ability to distribute to and service our customers would be impaired, which could materially and adversely affect our business, financial condition and results of operations and possibly our reputation.

We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on our ability to hire, train, manage and improve the productivity levels of our direct sales professionals worldwide. We do not have any long-term employment contracts with members of our direct sales force and the loss of the services provided by these key personnel may harm our business. We train our existing and recently recruited sales professionals to better understand our existing and new product technologies and how they can be positioned against our competitors' products and increase the revenue from our customers. To provide more comprehensive sales and service coverage, we continue to increase the size of our sales force to pursue growth opportunities within and outside of our existing geographic markets.

It may take time for the sales professionals to become productive, and there can be no assurance that recently recruited sales professionals will be adequately trained in a timely manner, that our direct sales productivity will improve or that we will not experience significant levels of attrition in the future. As a result, either our net revenues or our ability to maintain market share could be materially harmed if: we are unable to retain our direct sales personnel or quickly replace them with individuals of equivalent technical expertise and qualifications; we are unable to successfully instill technical expertise in new and existing sales representatives; we fail to establish and maintain strong relationships with our customers; or if our efforts at specializing our selling techniques do not prove to be successful and cost-effective.

Our providers generally are not under any obligation to purchase product, and business challenges at one or more of these providers could adversely affect our results of operations.

As is typical in our industry, our business with providers is based primarily upon discrete sales orders, and we do not have contracts requiring providers to make firm purchases from us. Accordingly, providers could reduce their purchasing levels or cease buying products from us at any time and for any reason. If we lose a significant provider or if sales of our products to a significant provider materially decrease, it could have a material adverse effect on our business, financial condition and results of operations.

Because a high percentage of our sales are made through our providers, our results are subject to risks relating to the general business performance of our providers. Factors that adversely affect our providers' businesses may also have a material adverse effect on our business, financial condition and results of operations. These factors may include:

- any reduction in consumer traffic and demand at our providers as a result of economic downturns, pandemics or other health crises, changes in consumer preferences or reputational damage as a result of, among other developments, data privacy and security breaches, regulatory investigations or employee misconduct;
- any credit risks associated with the financial condition of our providers;

- the effect of consolidation or weakness in the retail industry or at certain providers, including store and spa closures and the resulting uncertainty; and
- changes in federal, state, local, or foreign regulations that affect the scope of practice of our providers.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or product improvements or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop new products or product improvements and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or viable product improvements or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Risks related to our financial condition

Our business could also be adversely affected by our inability to repay or refinance existing debt.

As of the filing date of this Annual Report on Form 10-K, we are in compliance with all of our debt covenants. However, we may be unable to satisfy financial covenants in the future, which could materially and adversely affect our ability to finance future operations, such as acquisitions or capital needs. If our earnings substantially decrease or we are unable to obtain future financings on terms acceptable to us, it is possible that we would be unable to make payments of principal and interest due under our 1.25% Convertible Senior Notes due October 2026 (the “2026 Notes”), where such 2026 Notes were issued pursuant to, and are governed by, an indenture dated as of September 14, 2021, between the Company and U.S. Bank National Association (the “2026 Indenture”), or under our 7.95% Convertible Senior Secured Notes due November 15, 2028 (the “2028 Notes”, and together with the 2026 Notes, the “Notes”), where such 2028 Notes were issued pursuant to, and are governed by, an indenture, dated as of May 27, 2025, between the Company, the guarantors party thereto, and U.S. Bank Trust Company, National Association (the “2028 Indenture”, and together with the 2026 Indenture, the “Indentures”), which would result in a default under the Notes. A default under either of the Notes, among other things, would trigger the counterparty’s ability to immediately demand payment without any further action or notice by such party.

If we are unable to repay in full or refinance our debt obligations on commercially reasonable terms, or at all, we could face substantial liquidity problems and might be required to sell material assets or operations in an attempt to meet our debt obligations or we could be forced into bankruptcy or liquidation.

If our cash from operations is insufficient to meet our current or future operating needs, expenditures and debt service obligations, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. We may also require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions it may decide to pursue. If our cash flows and capital resources are insufficient to fund our debt service obligations and other cash needs, we could face substantial liquidity problems and could be forced to reduce or delay marketing initiatives, investments, acquisitions and capital expenditures or to dispose of material assets or operations, to sell our equity or debt securities, or to restructure or refinance our indebtedness. Our Notes may restrict our ability to take these actions, and we may be unable to affect any such alternative measures on commercially reasonable terms, or at all. The sale of our equity securities would result in dilution to our existing stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that could restrict our operations. If additional financing is unavailable to us in amounts or on terms acceptable to us, our business, financial condition and results of operations could be adversely affected.

The terms of our Notes require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

Each of the Indentures governing the Notes contains certain restrictive covenants including covenants restricting our ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and our subsidiaries. These covenants may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. Furthermore, a failure to satisfy these covenants would constitute an event of default under the Notes.

If in the future we raise additional capital through debt financing, the terms of any new debt arrangements could further restrict our ability to operate our business by imposing significant restrictions on our operations, including restrictive covenants such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to pay dividends, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

Our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in deposit accounts may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. If such banking institutions fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. Any material loss, individually or in the aggregate, from a failed banking relationship above FDIC insurance limits that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our vendors and employees and cause other operational inconveniences.

Our ability to use any net operating loss carryforwards and certain other tax attributes may be limited.

U.S. federal, state, and local net operating loss carryforwards and certain tax credits, if any, may be subject to significant limitations under Section 382 and Section 383 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), respectively, and similar provisions of state and local law. Under those sections of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes to offset post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in a corporation's ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state or local tax laws. We believe that an "ownership change" for purposes of Section 382 and Section 383 of the Code occurred as a result of the transactions undertaken by us in connection with the Business Combination.

As a result, if we earn net taxable income, our ability to use our pre-ownership change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of our net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase our state taxes owed.

Changes in tax law, our tax rates or our exposure to additional income tax liabilities or assessments could materially and adversely affect our business, financial condition and results of operations.

We are subject to changing tax laws and policies, and changes in interpretations of existing tax laws, both within and outside of the United States, and tax authorities are increasingly scrutinizing the tax positions of companies. For example, on August 16, 2022, the U.S. Congress passed the Inflation Reduction Act of 2022, which contained provisions effective January 1, 2023, including a 1% excise tax on certain stock repurchases that could increase our future tax liability.

U.S. federal, state, and local governments, countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are considering or proposing changes to existing tax laws that, if enacted, could increase our tax obligations in jurisdictions where we do business. If U.S. or other foreign tax authorities change applicable tax laws or successfully challenge how or where our profits are currently recognized, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted. The likelihood of any such changes being enacted or implemented is unclear and we are currently unable to predict whether any such changes will occur and, if so, the ultimate impact on our business.

Our effective tax rate may vary significantly from period to period.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in legal entity structure or activities performed within our entities, changes in tax laws, regulations /or rates, new or changes to accounting pronouncements, changing interpretations of existing tax laws or regulations, changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates, changes in overall levels of pretax earnings, the future levels of tax benefits of stock-based compensation, settlement of income tax audits and non-deductible goodwill impairments.

Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.

Exchange rate fluctuations may affect the costs we incur in our operations. The main currencies to which we are exposed are the Euro, Chinese renminbi, British pound sterling, Mexican peso, and Australian dollar. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

If our goodwill or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States of America ("GAAP"), we review goodwill and long-lived asset group for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Additionally, goodwill is required to be tested for impairment at least annually. The qualitative and quantitative analysis used to test goodwill are dependent upon various assumptions and reflect management's best estimates. Changes in assumptions may cause a change in circumstances indicating that the carrying value of goodwill or the asset group may be impaired. For more information, see Part II, Item 7 "Critical Accounting Policies and Estimates — Goodwill and Intangible Assets" and Part II, Item 8 "Financial Statements and Supplementary Data — Note 2 - Summary of Significant Accounting Policies — Goodwill" in this Annual Report on Form 10-K.

Volatility in the financial markets could have a material adverse effect on our business.

While we currently generate cash flows from our ongoing operations and have had access to credit markets through our various financing activities, credit markets may experience significant disruptions. Deterioration in global financial markets could make future financings difficult or more expensive. If any financial institution party to our credit facilities or other financing arrangements were to declare bankruptcy or become insolvent, they may be unable to perform under their agreements with us. This scenario could leave us with reduced borrowing capacity, which could have a material adverse effect on our business, financial condition and results of operations.

Our sales and profitability may decline as a result of increasing costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, the availability of qualified labor and wage inflation, pressure from our customers to reduce the prices we charge for our products, and changes in consumer demand. These and other factors have, and may in the future, cause us to experience increased costs, reduce our prices to customers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors by taking certain actions like reduce our operating costs and could have a material adverse effect on our business, financial condition and results of operations.

Risks related to information technology and cybersecurity

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process electronic and financial information, to assist with sales tracking and reporting, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are increasingly dependent on a variety of information systems to effectively process consumer orders from our e-commerce business. We depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, providers, customers, consumers, distributors and suppliers around the world. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions and our ability to receive and process provider and e-commerce orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

Our e-commerce operations are important to our business. Our e-commerce websites serve as effective extensions of our marketing strategies by introducing potential new consumers to our brand, product offerings, providers and enhanced content. Due to the importance of our e-commerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks in a timely manner could reduce e-commerce sales and damage our brand's reputation. Cyber threats are constantly evolving, are becoming more sophisticated and are being made by groups and individuals with a wide range of expertise and motives, and this increases the difficulty of detecting and successfully defending against them.

We must successfully maintain and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have identified the need to expand and improve our information technology systems and personnel to support historical and expected future growth. As such, we are in the process of implementing, and will continue to invest in and implement, modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing information technology systems, including the potential impairment of our ability to leverage our e-commerce channels or fulfill provider and customer orders, the potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current information technology systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.

Privacy and data protection laws increase our compliance burden.

We are subject to a variety of privacy and data protection laws and regulations that change frequently and have requirements that vary from jurisdiction to jurisdiction. For example, we are subject to significant compliance obligations under privacy laws such as the GDPR in the European Union, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) in Canada, the California Consumer Privacy Act ("CCPA") modified by the California Privacy Rights Act (“CPRA”), and the Personal Information Protection Law (“PIPL”) in the People's Republic of China ("PRC"). Some privacy laws prohibit the transfer of personal information to certain other jurisdictions. We are subject to privacy and data protection audits or investigations by various government agencies. Our failure to comply with these laws subjects us to potential regulatory enforcement activity, fines, private litigation including class actions, and other costs. Our efforts to comply with privacy laws may complicate our operations and add to our compliance costs. A significant privacy breach or failure or perceived failure by us or our third-party service providers to comply with privacy or data protection laws, regulations, policies or regulatory guidance might have a material adverse impact on our reputation, business operations and our financial condition or results of operations.

We are subject to risks associated with product failure and/or technology flaws.

Components used in our products are complex in design, and our products may contain undetected errors or result in failures when first introduced or when new versions are released. Despite product testing efforts and testing by current and potential customers, we have previously found errors in new products that we developed and released for commercial use in the past, and it is possible that errors will be found in a new product or enhancement after commercial shipments have commenced. The occurrence of product defects and/or technological flaws has previously, and could in the future, result in negative publicity, delays in product introduction, the diversion of resources to remedy defects, loss of or delay in industry acceptance and adoption or claims by customers against us, and could cause us to incur warranty obligations and additional costs, any one of which could adversely affect our business. Furthermore, the failure of our products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations, and harm to our reputation and brand.

If we fail to adopt new technologies or adapt our e-commerce websites and systems to changing consumer demands or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our information technology, including our e-commerce websites and mobile applications. Our competitors are continually innovating and introducing new products to increase their consumer base and enhance user experience. As a result, in order to attract and retain consumers and compete against our competitors, we must continue to invest resources to enhance our information technology and improve our existing products and services for our consumers. The Internet and the online retail industry are characterized by rapid technological evolution, changes in consumer demands and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of our e-commerce websites and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to properly implement or use new technologies effectively or adapt our e-commerce websites and systems to meet consumer demands or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer demands, whether for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.

Failure to protect sensitive information of our consumers and information technology systems against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations.

We collect, maintain, transmit and store data about our consumers, suppliers and others, including personal information, financial information, including consumer payment information, as well as other confidential and proprietary information important to our business. We also employ third-party service providers that collect, store, process and transmit personal information, and confidential, proprietary and financial information on our behalf.

We have in place certain technical and organizational measures designed to maintain the security of critical proprietary, personal, employee, provider and financial data. Despite implementation of such measures, our information technology systems, as well as those of our service providers and of third parties with which we have relationships, could still be vulnerable to failure or damage from computer viruses and other malware (e.g., ransomware), unauthorized access or other cybersecurity attacks, natural disasters (including hurricanes and earthquakes), terrorism, war, fire, and telecommunication or electrical failures. We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, disrupting our business operations or communications infrastructure through denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our e-commerce websites or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers' systems. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and these attacks are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for extended periods. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence. Even though we do not believe that we have experienced any significant security incident to date, we cannot guarantee that our security measures will be sufficient to prevent a material breach or compromise in the future. In addition, certain regulatory agencies such as the FDA require compliance with certain regulatory standards for cybersecurity and submission of certain information regarding cybersecurity measures during premarket reviews. Failure to comply with requirements relating to cybersecurity measures could jeopardize our product clearance or authorization from such agencies or subject us to other government agency enforcement action.

Furthermore, any third parties that could gain unauthorized access to our information technology systems may engage in various other illegal activities using information obtained from such access, including credit card fraud or identity theft, which may cause additional harm to us, our consumers or our brand. We may also be vulnerable to error or malfeasance by our own employees or other insiders with access to our information technology systems. Third parties may attempt to fraudulently induce our or our service providers' employees or consultants to misdirect funds or to disclose information in order to gain access to personal data about our consumers or website users that we maintain. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our consumers may elect to make payment for purchases at our e-commerce websites. We must have a designated employee to oversee cybersecurity operations and maintain a data security/information security program with specific measures, employee training, comprehensive risk assessments, vendor contract requirements, and timely data disposal. Contracted third-party delivery service providers may also violate their confidentiality or data processing obligations and disclose or use information about our consumers inadvertently or illegally.

If a material security breach were to occur, our reputation and brand could be damaged, and we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, including our potential exposure to litigation or regulatory action and an increased risk of loss and liability. If a security breach were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. Any compromise or breach of our security measures, or those of our third-party service providers, may violate applicable privacy, data security, financial, cyber and other laws and cause significant legal and financial exposure, negative publicity, and a loss of confidence in our security measures, each of which could have a material adverse effect on our business, financial condition and results of operations.

Although we maintain cyber liability insurance, we cannot be certain that our insurance coverage will be adequate for all breach-related liabilities or that such insurance will continue to be available to us on acceptable terms, or at all, or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Accordingly, if our cybersecurity measures, and those of our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyber-attacks) and the mishandling of data by our employees and third-party service providers, then our reputation, business, results of operations and financial condition could be adversely affected.

We may also be subject to new laws governing the privacy of consumer health data, including information concerning individual health conditions and treatment. For example, Washington's My Health My Data Act ("MHMD") broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for obtaining consumer consent), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states, including California, are considering and may adopt similar laws.

Payment methods used on our e-commerce websites subject us to third-party payment processing-related risks.

We accept payments from our consumers using a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party providers and payments through third-party online payment platforms such as PayPal, Afterpay and Apple Pay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options and gift cards. Transactions on our e-commerce websites are card-not-present transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. We may ultimately be held liable for the unauthorized use of a cardholder's card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

We are subject to payment card association operating rules, certification requirements, including the Payment Card Industry Data Security Standard ("PCI DSS"), including the new standards required under PCI DSS 4.0, and various rules, regulations and requirements governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Our or our vendors' actual or perceived failure to comply with PCI DSS or to meet other payment card standards may result in card brands imposing financial penalties or allocating costs of fraudulent charges to us. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what it currently pays for compliance. If we fail to comply with the rules or requirements of any third-party provider of a payment method we accept, or if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, or if security requirements for multi-factor authentication, passwords and encryption standards to prevent theft and malware are inadequate, among other things, we may be subject to fines and higher transaction fees or lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our reputation and our business, financial condition and results of operations could be materially and adversely affected.

We use AI in our business, and challenges with properly managing its use could result in harm to our brand, reputation, business or customers, and adversely affect our results of operations.

We are implementing the use of AI solutions, including machine learning and generative AI tools that collect, aggregate, and analyze data to assist in the development of our products and in the use of internal tools that support our business. These applications may become increasingly important in our operations over time. This emerging technology presents a number of risks inherent in its use. AI algorithms are based on machine learning and predictive analytics, which can create accuracy issues, unintended biases, and discriminatory outcomes that could harm our brand, reputation, business, or customers. Additionally, no assurance can be made that the usage of AI will assist us in being more efficient. Further, dependence on AI without adequate safeguards to make certain business decisions may introduce additional operational vulnerabilities by producing inaccurate outcomes, recommendations, or other suggestions based on flaws in the underlying data or other unintended results. Our competitors or other third parties may incorporate AI into their business, services, and products more rapidly or more successfully than us, which could hinder our ability to compete effectively and adversely affect our results of operations. Implementing the use of AI successfully, ethically and as intended, will require significant resources. In addition, the use of AI may increase cybersecurity and data privacy risks, such as intended, unintended, or inadvertent transmission of proprietary or sensitive information. The technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. While new AI initiatives, laws, and regulations are emerging and evolving, or have been adopted such as the European Union's Artificial Intelligence Act, what they ultimately will look like remains uncertain, and our obligation to comply with them could entail significant costs, negatively affect our business, or limit our ability to incorporate certain AI capabilities into our business.

Risks related to conducting business internationally

International sales and operations comprise a significant portion of our business, which exposes us to foreign operational, political and other risks that may harm our business.

A significant portion of our revenue comes from international sales and we maintain international operations, including supply and distribution chains that are, and will continue to be, a significant part of our business. Since our growth strategy depends in part on our ability to penetrate international markets and increase the localization of our products and services, we aim to increase our sales and presence outside the United States, particularly in markets we believe to have high-growth potential. However, the substantial up-front investment required to enter new markets, the lack of consumer awareness of our products in certain jurisdictions outside of the United States, differences in consumer preferences and trends between the United States and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new jurisdictions, and make the success of our international efforts uncertain.

As a result of our international operations, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically staff related to marketing, sales management, and sales personnel, we may experience difficulties in sales productivity in foreign markets.

Moreover, our international operations expose us to other risks and uncertainties that are customarily encountered in non-U.S. operations and that may have a material effect on our results of operations and business as a whole, including:

- local political and economic instability;
- increased expense of developing, testing and making localized versions of our products;
- difficulties in hiring and retaining employees;
- differing employment practices and laws and labor disruptions;
- pandemics, such as the COVID-19 pandemic, and natural disasters;
- difficulties in managing international operations, including any travel restrictions imposed on us or our customers;
- fluctuations in currency exchange rates;
- foreign exchange controls that could make it difficult to repatriate earnings and cash;
- increased or more stringent import and export controls, license requirements and restrictions;
- difficulties in controlling production volume and quality of the manufacturing process;
- acts of terrorism and acts of war, including the current conflicts between Russia and Ukraine and between Israel and Hamas;
- general geopolitical instability and the responses to it, such as the possibility of economic sanctions, trade restrictions and changes in tariffs, such as the recent economic sanctions implemented by the United States against China and Russia and tariffs imposed by the United States and China;
- interruptions and limitations in telecommunication services;
- product or material transportation delays or disruption, including as a result of customs clearance, violence, protests, police and military actions, or natural disasters;
- risks of non-compliance by our employees, contractors, or partners or agents with, and burdens of complying with, a wide variety of extraterritorial, regional and local laws, including competition laws and anti-bribery laws such as the U.S. Foreign Corrupt Practices Act ("FCPA") and the UK Bribery Act 2010 (the "UKBA"), in spite of our policies and procedures designed to promote compliance with these laws;
- the impact of government-led initiatives to encourage the purchase or support of domestic vendors, which can affect the willingness of customers to purchase products from, or collaborate to promote interoperability of products with, companies whose headquarters or primary operations are not domestic;
- an inability to obtain or maintain adequate intellectual property protection for our brand and products;
- longer payment cycles and greater difficulty in accounts receivable collection;
- a legal system subject to undue influence or corruption;
- a business culture in which illegal sales practices may be prevalent; and
- potential adverse tax consequences.

If any of the risks outlined above materialize in the future, we could experience production delays and lost or delayed revenues, among other potential negative consequences, which could materially impact our international operations and adversely affect our business as a whole.

Adverse economic conditions in the United States, Europe, China or any of the other countries in which we may conduct business could negatively affect our business, financial condition and results of operations.

Consumer spending on beauty health products and services is influenced by general economic conditions and the availability of discretionary income. Adverse economic conditions in the United States, Europe, China or any of the other jurisdictions in which we do significant business, or periods of inflation or high energy prices may contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and declining consumer confidence and demand, each of which poses a risk to our business. A decrease in consumer spending or in consumer confidence and demand for our products could have a significant negative impact on our net sales and profitability, including our operating margins and return on invested capital. In addition, rising interest rates due to the U.S. Federal Reserve's tightening of monetary policy in order to combat inflation could increase our costs. These economic conditions could cause some of our providers or suppliers to experience cash flow or credit problems and impair their financial condition, which could disrupt our business and adversely affect product orders, payment patterns and default rates and increase our bad debt expense.

Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the European Union continue to be a source of instability and uncertainty.

On January 31, 2020, the United Kingdom formally withdrew from the EU. Uncertainties regarding trade arrangements between the United Kingdom and the EU resulting from such withdrawal could result in increased costs or otherwise adversely impact our operations in the EU and the United Kingdom. We distribute our products to our EU based providers and distributors from the United Kingdom. Depending on tariffs and trade regulation negotiations, we may be forced to acquire duplicate arrangements in the EU either temporarily or permanently, which may increase our costs in the EU and the United Kingdom.

Further, since the United Kingdom is no longer part of the EU, its data protection regulatory regime is also independent of the EU. Since January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term. In addition, the longer term economic, legal, political, regulatory and social framework to be put in place between the United Kingdom and the EU remain unclear and have had and may continue to have a material and adverse effect on global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could materially and adversely affect our business, financial condition and results of operations.

We conduct business in China, which exposes us to risks inherent in doing business in that country.

We currently source components in China and do not have substantial alternatives to those suppliers. We also utilize warehouse services provided by third parties in China. As the Chinese economy continues to develop, the cost of labor has increased and may continue to increase in the future. Our results of operations may be materially and adversely affected if the labor costs of our suppliers or the third parties we utilize continue to increase significantly or if our suppliers and such third parties experience significant liabilities due to violations of Chinese labor laws and related regulations. In addition, our suppliers and the third parties we utilize in China may be unable to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China. As we plan to transition our sales in China from a direct sales model to a distributor model and reduce our direct workforce in China, we will be subject to these labor laws and will make payments in accordance with such laws. If we decide to change or reduce our direct workforce further in the future, these labor laws could limit or restrict our ability to make such changes in a timely, favorable, and effective manner.

Furthermore, the Chinese government may impose additional regulations regarding ingredients and composition and these regulations may affect our products. The Chinese government may regulate or apply a substantially different set of requirements to our products than anticipated, in which case we may need to invest a significant amount of resources and time before we can commercialize our products in the country. Any of these events may materially and adversely affect our business, financial condition and results of operations.

Moreover, conducting business in China also exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to conduct business in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, and other matters. In addition, we or our suppliers or our distributors may not obtain or retain the requisite legal permits to continue to do business in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In other cases, we may be forced to expend a significant amount of resources to obtain the requisite legal permits, such as clinical trials, or otherwise be required to forfeit such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China that could adversely affect our ability to sell our products in China. Furthermore, the third parties that we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

Recent and potential additional tariffs imposed by the United States government on certain imports or a global trade war could increase the cost of our products, which could materially and adversely affect our business, financial condition and results of operations.

The U.S. government has imposed increased tariffs on certain imports from China and other countries, some of which cover products that we import from that country. We currently source important components for our products from third-party suppliers in China, and, as such, current tariffs may increase our cost of goods, which may result in lower gross margin on certain of our products. In any case, increased tariffs on imports from China could materially and adversely affect our business, financial condition and results of operations. In retaliation for the current U.S. tariffs, China has implemented tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. Trade restrictions implemented by the United States or other countries in connection with a global trade war could materially and adversely affect our business, financial condition and results of operations.

Our business could be negatively impacted by changes in the United States political environment.

Any legal, regulatory, or policy changes by the United States government could significantly affect our business as well as the markets in which we operate. Specific legislative and regulatory proposals and contemplated or implemented executive action that might materially impact our business include, but are not limited to, promoting access to healthcare via market competition and pricing transparency, enhancing flexibility and choice in healthcare at the state and individual level, prioritizing domestic production and further increasing or shifting tariffs on imports (which may complicate and increase costs associated with our supply chain), and rolling back regulatory initiatives adopted under the previous administration. We cannot predict whether industry initiatives to seek tariff carve-outs for devices or other life sciences goods and products will be successful and the risks related to tariffs are changing rapidly and in an unpredictable manner.

Disruption due to any government shutdown and personnel or policy changes at regulatory agencies, including the FDA, may hinder our ability to operate our business as intended.

Recent and potential future turnover in leadership and staff at the FDA, as well as ongoing operational and political turmoil, could introduce uncertainty and disruption to our business. Our ability to commercialize our Delivery Systems and Consumable products in the United States is heavily dependent on the FDA's regulatory processes. High rates of staff turnover, vacancies in key leadership positions, and shifting political priorities can lead to delays in product reviews and approvals, create uncertainty regarding the implementation of new regulations that may impact our ability to market our products, lead to inconsistent application of regulations, and changes in enforcement policies and priorities. Such disruptions could impede our ability to obtain premarket clearance or approval for new products and delay the introduction of new cosmetic products. Substantial volatility and uncertainty have surrounded both the present activities of federal regulatory agencies and their future, including termination of a substantial number of employees at many agencies, and re-hiring of a substantial number of such employees at certain regulatory agencies, such as the FDA. The current administration also has issued, and is expected to continue relying upon, executive orders to address a wide range of policy areas, some of which may impact our business and could create significant and unexpected risk or uncertainty related to our operations and products. The current administration has also delayed or put on pause a number of initiatives at the FDA. Such political developments may require us to allocate significant time, resources, and expense to modifying our policies and procedures, processes, systems, and practices to ensure compliance or adapt to the new regulatory climate, particularly to the extent such actions are subject to protracted and uncertain legal challenges. To the extent changes in the political environment have a negative impact on us or on our markets, our business, results of operation, and financial condition could be materially and adversely affected in the future.

Risks related to environmental, social, and governance issues

Climate change and governmental actions to reduce such change may disrupt our operations and/or reduce consumer demand for our products.

Climate change could impact our business in various ways. Government action to reduce climate change such as the introduction of a carbon tax, land use regulations or product composition regulations that restrict or ban certain greenhouse gas intensive ingredients, could impact our business through higher costs or reduced flexibility of operations. Market risks associated with the energy transition and rising energy prices could disrupt our operations and increase costs. Physical environment risks such as water scarcity could impact our operations or reduce demand for our products that require water during consumer use. Increased frequency of extreme weather events such as high temperatures, hurricanes or floods could cause increased incidence of disruption to our supply chain, manufacturing and distribution network. If we do not take action, climate change could result in increased costs, reduced profit and reduced growth. For example, in California, high temperatures during the summer months, earthquakes, or wildfire danger could increase the probability of planned (or unplanned) power outages which may impact our operations and have the potential to disrupt our business.

Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability, responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and customers have focused increasingly on the ESG or “sustainability” practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or other sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.

Risks related to evolving laws and regulations and compliance with laws and regulations

New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our products to consumers could harm our business.

There has been an increase in regulatory activity and activism in the United States and abroad, and the regulatory landscape is becoming more complex with increasingly strict requirements. In addition, significant uncertainty exists during periods of political and governmental transition that may impact existing laws and regulations, as well as our ability to remain compliant. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed our products in order to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding the scope of practice of estheticians or other professionals utilizing our products, licensing, distribution, consumer protection, or the ingredients, marketing, claims, or safety of our products occurs in the future, they could require us to obtain additional licenses and registrations, reformulate or discontinue certain of our products, revise the product packaging or labeling, adjust operations and systems, or affect our ability to sell our products to certain customer groups in particular states, countries, and/or territories, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, financial condition and results of operations. Noncompliance with applicable regulations, including those for medical devices, could result in enforcement action by the FDA or other regulatory authorities within or outside the United States, including state and local regulatory authorities, with actions including but not limited to warning letters or untitled letters, fines; injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of product; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for products; clinical holds; refusal to permit the import or export of products; and criminal prosecution, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

For example, Congress enacted MoCRA on December 29, 2022, which directed FDA to implement a set of new regulatory requirements that previously were not applicable to cosmetic products. Pursuant to MoCRA, FDA now subjects manufacturers and cosmetic products to requirements such as facility registration and product listing requirements, adverse event reporting requirements, and other labeling requirements. The FDA was required to promulgate by December 29, 2025 final regulations implementing GMPs for cosmetics, a deadline that has been delayed multiple times and the regulations are still forthcoming. Moreover, depending on how we market the products, they could also be regulated as both drugs and cosmetics simultaneously, as the categories are not mutually exclusive. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance. For example, if any of our products intended to be sold as cosmetics were to be regulated as drugs or as medical device accessories, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the premarket, post market and manufacturing requirements applicable to drugs and medical devices. If the FDA determines that any of our products intended to be sold as cosmetics should be classified and regulated as drug or medical device products but we are unable to comply with the applicable requirements, we may be unable to continue to market those products. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sale of these products by any regulatory agencies, such as the FDA, could damage our reputation and image in the marketplace.

In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. If the FDA determines that we have disseminated inappropriate drug claims for our products intended to be sold as cosmetics, we could receive a warning or untitled letter or other FDA enforcement action, be required to modify our product claims, or take other actions to satisfy the FDA, which may include product recalls. In addition, plaintiffs' lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. There can be no assurance that we will not be subject to state and federal government actions or class action lawsuits, which could harm our business, financial condition, and results of operations.

Furthermore, any new FDA guidance or publication of reports authored by federal agencies that might be applicable to our business, such as reports assessing certain risks or safety related to certain ingredients, could introduce new risks that may harm our business. These reports could provide support for future FDA regulatory efforts that impact our business, new state or federal laws, federal agency enforcement actions, or civil litigation including class action lawsuits, which could disrupt and harm our business.

The EU does not currently require pre-market approval for cosmetic products, but all products to be marketed in the EU must be registered in the CPNP before being placed on the market. In addition, there is a ban on animal testing for cosmetic purposes and finished cosmetic products or ingredients which were tested on animals may not be marketed in the EU. A product will be considered a drug if it is intended to or presented as treating or preventing a disease or restoring, correcting or modifying significantly physiological functions by a pharmacological, immunological or metabolic action. Similarly to the United States, the statutory and regulatory requirements applicable to drugs and medical devices are extensive and require significant resources and time to ensure compliance.

We also may begin to sell consumer products, which are subject to regulation by the CPSC in the United States under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information to the CPSC regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action. Similar requirements may exist in foreign jurisdictions.

New laws, regulations, enforcement trends, or changes in existing regulations could affect the ability of our esthetician providers in certain states to provide our treatments to consumers, any of which could have a material adverse effect on our business, financial condition, and results of operation.

Currently, many states allow licensed estheticians to provide Hydrafacial treatments to customers without supervision by a physician. Changes in regulations or enforcement trends regarding the scope of practice of estheticians and other professionals could limit the ability of estheticians to provide Hydrafacial treatments or require estheticians to obtain additional training and certifications to provide Hydrafacial treatments. Any such regulatory changes could affect our ability to sell our products to certain customer groups in particular states and/or territories, which could result in decreased sales, and therefore could have a material adverse effect on our business, financial condition, and results of operation.

Uncertainty in regulatory frameworks and changes in applicable laws and regulations may affect our ability to commercialize products.

Our ability to market and sell our products in certain jurisdictions is subject to evolving laws and regulations, including those relating to product registration, safety, labeling, import/export controls, and commercial practices. Changes in applicable laws, regulations, regulatory interpretations, or enforcement policies in any country where we operate or seek to operate could adversely affect our ability to obtain or maintain required approvals, increase our compliance costs, delay product launches, or restrict or prohibit the sale of our products in such jurisdictions. If we are unable to comply with new or modified legal requirements on a timely basis, our business, financial condition, and results of operations could be materially adversely affected.

Our business is subject to extensive and continuing regulatory compliance obligations. If we fail to obtain and maintain necessary market clearances from the FDA and other marketing authorizations or certifications from counterpart foreign regulatory authorities or notified bodies for our applicable products and indications, if clearances or other marketing authorizations or certifications for future products and indications are delayed or not issued, if we or any third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are U.S. federal or state level or comparable foreign regulatory changes, our commercial operations could be harmed.

Our products are subject to extensive regulation by the applicable regulatory authorities where our products are or will be sold prior to their marketing for commercial use. In the United States, medical device products are subject to extensive regulation by the FDA and include requirements related to developing, testing, establishment registration and device listing, manufacturing, labeling, sale, marketing, advertising, promotion, distribution, import, export, shipping, inspections and audits, record keeping, recalls and field safety corrective actions and post-market surveillance, including reporting of certain events. Currently, Delivery Systems are subject to regulation by the FDA and comparable foreign regulatory authorities as a medical device, while our Boosters and serums are marketed as cosmetics.

Before a new drug, medical device, or a new use of, or claim for, an existing medical device product can be marketed in the United States, it must first receive marketing authorization from the FDA unless it is exempt from such requirements. Authorization processes can be expensive and lengthy. Our future products and enhancements or changes to products may require new 510(k) clearance, premarket approval, authorization from the FDA or listing with the FDA, as well as state licenses as may be applicable to the manufacturing or distribution of medical devices. The currently marketed medical devices are marketed pursuant to 510(k) clearances we have obtained or are exempt from the requirement to obtain such clearance or other form of marketing authorization.

Medical devices and drug products may be marketed only for the indications for which they are authorized, approved, or cleared, or for which they are classified as exempt from such premarket requirements. If the FDA disagrees with us concerning the scope or applicability of a clearance or exemption with respect to a device or its marketing, or any drug product or its marketing, we may be required to change its promotional and/or labeling materials and/or stop marketing that product and may need to pursue additional authorizations or conduct product recalls, corrections, or removals. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, existing products in a timely fashion, or at all and may be found by the FDA to be in violation of these authorities. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices.

In the EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC (the "Medical Devices Directive"), which has been repealed and replaced by Regulation (EU) No 2017/745 (the "Medical Devices Regulation") which became effective on May 26, 2021. Our current certificates have been granted and renewed under the Medical Devices Directive. The Medical Devices Regulation provides for a transition period to extend the validity of CE certificates issued under the Medical Device Directive until May 26, 2024, and also contains an additional 'sell-off' period which allows for the further making available until May 26, 2025 of medical devices which are placed on the market before May 26, 2021 or during the transition period and which are still in the supply chain when the transition period has ended. The transition and sell-off periods are subject to conditions, in particular, that the certificate in question must still be valid. In addition, as of May 26, 2021, manufacturers must comply with the Medical Devices Regulation requirements applying in place of the corresponding requirements of the Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance, market surveillance and vigilance requirements. The European Commission further extended the transitional provisions of the EU Medical Devices Regulation through Regulation (EU) 2023/607 on March 15, 2023, whereby manufacturers and notified bodies are given more time to carry out, in accordance with the EU Medical Devices Regulation, the conformity assessment of devices covered by a certificate or declaration of conformity issued in accordance with the EU Medical Devices Directive. Moreover, the "sell-off" deadline in the EU Medical Devices Regulation is deleted which aims to prevent unnecessary disposal of safe devices. The transition period of devices is extended through to December 31, 2027 or December 31, 2028 depending on the device risk classification and certain other conditions being satisfied.

Under the Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices, including harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product's technical dossiers and the manufacturers' quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

In the EU, we must inform the notified body that carried out the conformity assessment of the medical devices that we market or sell in the EU of any planned substantial changes to the quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products' ongoing conformity with the applicable legislation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements.

Pursuing marketing of medical devices in the EU will require devices to be certified under the new regime set forth in the Medical Devices Regulation when our current certificates expire. If we fail to remain in compliance with applicable EU legislation, we would be unable to continue to affix the CE mark to its products, which would prevent us from selling them within the EU and the European Economic Area ("EEA") (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland).

The FDA or the applicable foreign regulatory bodies and notified bodies can delay, limit, or deny clearance, approval, or certification of a device for many reasons. In addition, the FDA or applicable foreign regulatory bodies may change their clearance, approval, and certification policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval, clearance, or certification of future products under development or impact our ability to modify currently cleared or certified products on a timely basis. Such policy or regulatory changes could impose additional requirements that could delay our ability to obtain new clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.

Additionally, regulatory clearances, approvals, or certifications to market a product can contain limitations on the indications for use of such product. Product clearances, approvals and certifications can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance, approval, or certification. FDA and foreign regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies or notified bodies will not adversely affect our operations. We and our manufacturers may be inspected or audited by the FDA or other regulatory bodies and notified bodies from time to time to determine whether we or our manufacturers are in compliance with applicable laws. A determination that we are in violation of FDA or other applicable foreign laws and regulations or any of our product clearances, approvals or certifications could lead to warning letters or untitled letters; fines, injunctions, or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future clearances or approvals for products; clinical holds; refusal to permit the import or export of products; and/or criminal prosecution.

Our employees, consultants, and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, and other commercial partners and business associates may engage in fraudulent or other misconduct. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and internationally or laws that require the true, complete and accurate reporting of financial, billing and claims information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. The precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations.

Our facilities are subject to regulation under the FDCA and FDA implementing regulations governing the manufacture of our products. If we fail to comply with federal, state and foreign regulations, our manufacturing operations could be halted, and our business would suffer.

Our facilities are subject to regulation under the FDCA and FDA implementing regulations. With respect to our medical device products, we are required to demonstrate and maintain compliance with the FDA's current Good Manufacturing Practices, referred to as the Quality System Regulation until February 2, 2026 when these regulations are replaced by the FDA's new Quality Management System Regulation. The QMSR, like the QSR which preceded it, is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of medical device products. The FDA enforces the QMSR through periodic announced or unannounced inspections. Because we are subject to the QMSR, we are subject to such inspections. Any failure by us to take satisfactory corrective action in response to an adverse inspection could result in enforcement actions against us, including warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future clearances or approvals for products; clinical holds; refusal to permit the import or export of products; and criminal prosecution. Any of these actions could significantly and negatively impact the supply of our products and could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the United States. A failure to comply with applicable regulations governing the manufacture of our products could have a material adverse effect on our business, financial condition, and results of operations.

The use, misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines, or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The use, misuse, or off-label use of our products may harm our reputation or the image of our products in the marketplace, result in injuries that lead to product liability suits, which could be costly to the business, or result in legal sanctions if we are deemed or alleged to have engaged in the promotion of such off-label uses – i.e., off-label promotion.

Our medical device products are either exempt from marketing authorization requirements or are subject to the 510(k) clearance process or certification outside the United States. We may only use labeling, including promotional materials, that are consistent with the specific indication(s) for use included in the FDA exemption regulation, 510(k) clearance or certification, or in the case of our cosmetic products, that are consistent with the kinds of claims that are permitted to be used for cosmetics under the FDCA, and as applicable to the specific product. If we choose to market an over-the-counter drug product at any time in the future, this product must comply with the associated FDA monograph for the applicable drug product or any FDA approval we have obtained. If the FDA or other authorities determine that our promotional or training materials constitute the unlawful promotion of an off-label use, they could request that we modify our training or promotional materials and/or subject us to warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future clearances or approvals for products; clinical holds; refusal to permit the import or export of products; and/or criminal prosecution.

In addition, there may be increased risk of regulatory enforcement if we or our sales force markets our products for off-label use, or physicians, estheticians, or others attempt to use our products off-label. The FDA and other foreign authorities do not restrict or regulate a physician's or other licensed professional's use of a medical product within the scope of practice of medicine or other licensed activity, and we cannot prevent the use of our products off-label. The use of our products for indications other than those for which our products have been cleared by the FDA or certified by a notified body, or that are permitted under the scope of any regulation establishing an exemption from 510(k) clearance, may not have the intended effect, which could harm our reputation in the marketplace. Physicians, estheticians, and others may also misuse our products or use improper techniques if they are not adequately trained in the particular use, potentially leading to injury and an increased risk of product liability claims. Product liability claims are expensive to defend and could divert management's attention from the primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.

Government regulations and private party actions relating to the marketing and advertising of our products and services may restrict, inhibit, or delay our ability to sell our products and harm our business, financial condition and results of operations.

Government authorities regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about our products and their use or safety. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could harm our business, financial condition, and results of operations.

Our products may cause or contribute to adverse medical events or other undesirable side effects that we are required to report to the FDA or foreign regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA's medical device reporting regulations and similar foreign regulations, which require us to report to the FDA or foreign regulatory authorities when, among other things, we receive or become aware of certain information reasonably suggesting that our products may have caused or contributed to serious injuries or may have malfunctioned in certain ways. The timing of the obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report within the prescribed timeframe adverse events of which we become aware. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or foreign regulatory authorities could take action, including warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future clearances or approvals for products; clinical holds; refusal to permit the import or export of products; and criminal prosecution.

The FDA and foreign regulatory authorities have the authority to require the recall or recommend the market withdrawal, as applicable, of commercialized products subject to the agency's jurisdiction in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. Companies may also choose to voluntarily recall a product if any material deficiency or regulatory violation is discovered. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA or foreign regulatory authorities may require, or we may decide, that we will need to obtain new approvals, clearances or certifications for the product before we may market or distribute the corrected product. Seeking such approvals, clearances or certifications may delay our ability to replace the recalled products in a timely manner. Moreover, if we do not adequately address problems associated with our products, we may face additional regulatory enforcement action, including warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future clearances or approvals for products; clinical holds; refusal to permit the import or export of products; and criminal prosecution.

Companies are required to maintain certain records of recalls and corrective actions, even if they are not reportable to the FDA or foreign regulatory authorities. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification to the FDA or foreign regulatory authorities. If the FDA or foreign regulatory authorities disagree with our determinations, it could require that we report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect sales.

Changes in funding for, or disruptions caused by global health concerns impacting the FDA and other government agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products from being developed, authorized, or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA, other government agencies and notified bodies to review and approve or certify new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, a government agency's ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the government agency's ability to perform routine functions. Average review times at the FDA, other government agencies and notified bodies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, other agencies and notified bodies may also slow the time necessary for new medical devices or modifications to be cleared or approved or certified medical devices to be reviewed and/or cleared, approved or certified by necessary government agencies or notified bodies, which would adversely affect our business. For example, the United States government shut down in 2025 as well as several times in the past decade, and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical and non-critical activities.

In the event that a prolonged government shutdown occurs, or if new or existing global health concerns hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Furthermore, changes in the regulatory landscape in response to the tumultuous political environment both domestically and globally may result in significant changes to laws, regulations, and enforcement practices of various agencies that we may not be able to follow or may significantly change the way that our business operates. Changes to existing laws, regulations, and enforcement practices may cause us to experience losses, force us to discontinue the sale of certain products or alter the way our business sells products, force us to close certain facilities or restructure, and potentially cease operations in extreme circumstances. It is impossible to predict changes that may result from the rapidly shifting political and geopolitical landscapes, and the risks associated with these changes are not completely known.

In addition, in the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. While several notified bodies have been designated the COVID-19 pandemic has significantly slowed down their designation process and the current designated notified bodies are facing a large amount of requests with the new regulation as a consequence of which review times have lengthened. This situation could impact our ability to grow our business in the EU and EEA.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares of Class A Common Stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. As an "accelerated filer", we are responsible for establishing and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Although our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and our management is required to report on our internal controls over financial reporting under Section 404, any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares of Class A Common Stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are continuing to refine our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

We are subject to a variety of laws and regulations in the United States and abroad governing the collection, use, access to, confidentiality and security of personal information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, information privacy and security laws and consumer protection laws and regulations may apply to our operations. For example, the CCPA creates individual privacy rights for California consumers, increases the privacy and security obligations of entities handling certain personal information, and also establishes significant penalties for noncompliance. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the CPRA passed in California in 2020. The CPRA significantly amends the CCPA and imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. In order to comply, we must inform consumers of their right to opt-out of the sale of their personal information, display a "Do Not Sell" link, and timely and efficiently comply by opt-out requests. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Colorado, Connecticut and Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and may impose significant costs that are likely to increase over time.

The FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

In Europe, the GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU ("CJEU") limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses ("SCCs"). The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. On July 10, 2023, the European Commission adopted an adequacy decision for the EU–U.S. Data Privacy Framework ("DPF"), permitting transfers to U.S. organizations that are DPF-certified while transfers to non-certified U.S. recipients continue to require SCCs or another valid mechanism. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom. On March 21, 2022, new versions of the UK SCCs came into force for transfer of data outside the United Kingdom, with a two-year grace period for transfer arrangements signed up until September 21, 2022, which can still rely on existing EU SCCs for data transfers to third countries until March 21, 2024. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition, the EU's institutions have been debating the ePrivacy Regulation, which would repeal and replace the current ePrivacy Directive that regulates electronic marketing and use of cookies and tracking technologies. The new guidance and the ePrivacy Regulation would together require extensive disclosure and consent, regulate web beacons and similar technology affecting our ability to use a users' location and other data for personalized advertising, and alter the ability of advertisers to place ads across social media and the web. However, the proposed ePrivacy Regulation was officially withdrawn on July 16, 2025. Existing rules continue to come from the current ePrivacy Directive (2002/58/EC, as amended) as implemented in each EU Member State, alongside the GDPR. Several countries in Europe have also recently issued guidance on the use of cookies and similar tracking technologies which require an additional layer of consent from, and disclosure to, website users for third-party advertising, social media advertising and analytics. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users' Internet usage, online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. Such regulations, including uncertainties about how well the advertising technology ecosystem can adapt to legal changes around the use of tracking technologies, may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing. The decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. Compliance with existing, not yet effective, and proposed privacy and data protection laws and regulations can be costly and can delay or impede our ability to market and sell our products, impede our ability to conduct business through websites we and our partners may operate, change and limit the way we use consumer information in operating our business, cause us to have difficulty maintaining a single operating model, result in negative publicity, increase our operating costs, require significant management time and attention, or subject us to inquiries or investigations, claims or other remedies, including significant fines and penalties or demands that we modify or cease existing business practices. In addition, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, all of which could affect our business, results of operations, and financial condition.

Failure to comply with the U.S. FCPA, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

We sell our products in several countries outside of the United States, primarily through distributors. Our operations are subject to FCPA, as well as the anti-corruption and anti-bribery laws in the countries where we do business, such as the UKBA. The U.S. FCPA, UKBA and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called "facilitation" payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom it may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control ("OFAC").

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, we cannot assure you that such internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees, distributors or other third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could be required to self-disclose such violation to government agencies and face severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges or other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

As compliance with healthcare regulations becomes more costly and difficult for us or our customers, we may be unable to grow our business.

Participants in the healthcare industry are subject to extensive and frequently changing regulations under numerous laws administered by governmental entities at the federal, state, local and foreign levels, some of which are, and others of which may be, applicable to our business. Furthermore, our healthcare provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us. The healthcare market itself is highly regulated and subject to changing political, economic and regulatory influences. Failure to keep up and comply with such requirements may subject us to significant costs, sanctions, or penalties. For example, regulations implemented pursuant to the Health Insurance Portability and Accountability Act ("HIPAA"), including regulations governing the privacy and security of individually identifiable health information held by healthcare providers and their business associates may require us to make significant and unplanned enhancements of software applications or services, result in delays or cancellations of orders, cause us to be subject to significant penalties or fines for violations, or result in the revocation of endorsement of our products and services by healthcare participants, among others.

In addition, significant changes to the regulatory requirements for cosmetic products are expected in the coming year, although they have already been delayed several times since 2024. On December 29, 2022, Congress enacted MoCRA, adding significant new legal requirements applicable to cosmetic products. Many of the requirements became applicable on December 29, 2023 and throughout 2024, and new rules regarding manufacturing practices are expected in 2026. Notably, MoCRA required FDA to promulgate final rules for Good Manufacturing Practices for cosmetic products by December 29, 2025, which has now passed without the promulgation of these new final rules. These final rules could be released at any time or their delay could continue. If these final rules take effect, compliance with such GMP requirements will become mandatory for manufacturers of cosmetic products. We, as the manufacturer, and our products, will become subject to these requirements, and will need to expend capital to ensure that our manufacturing practices and labeling processes are compliant. There may be certain challenges to compliance with these requirements and failure to comply may result in enforcement actions from FDA and other regulatory agencies that could disrupt our business operations.

If we market products in a manner that violates healthcare laws, we may be subject to civil or criminal penalties.

Although our products are not currently covered by any third-party payor, including any commercial payor or government healthcare program, we may nonetheless be subject to federal and state healthcare laws, including fraud and abuse, anti-kickback, false claims and transparency laws with respect to payments or other transfers of value made to physicians and other healthcare professionals. These laws may impact, among other things, financial arrangements with physicians, sales, marketing and education programs and the manner in which any of those activities are implemented. If our operations are found to be in violation of any of those laws or any other applicable governmental regulations, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment, exclusion from government healthcare programs or the curtailment or restructuring of operations, any of which could adversely affect our ability to operate our business and our financial condition.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, social media marketing, third-party cookies, web beacons and similar technology for online behavioral advertising and gift cards. It is unclear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and fail to contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. There can be no assurances that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business or proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract management, increase costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our e-commerce sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our consumer base in those countries may be adversely affected, and we may be unable to maintain or grow our net sales and expand our business as anticipated.

Risks related to legal and regulatory proceedings

We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.

We are, and may in the future become, party to litigation, regulatory proceedings, or other disputes. In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims include, but are not limited to, personal injury claims, class action lawsuits, intellectual property claims, employment litigation, securities litigation, and regulatory investigations and causes of action relating to our financial reporting, claims about our business and operations, and/or the advertising and promotional claims about our products. Any adverse determination against us in these proceedings, or even the allegations contained in these claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.

We currently face, and may continue to face, product liability claims, which could result in unexpected costs and damage our reputation.

We sell products for human use. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or regulatory or government sanctions.

Potential product liability risks may arise from the testing, manufacture and sale of our products, including that the products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business, financial condition and results of operations. As we continue to offer an increasing number of new products, our product liability risk may increase. It may be necessary for us to recall products that either do not meet approved specifications or cause unwanted side effects, which would result in adverse publicity, potentially significant costs in connection with the recall and could have a material adverse effect on our business, financial condition and results of operations. In addition, plaintiffs in the past have received substantial damage awards from other cosmetic and drug companies based upon claims for injuries allegedly caused by the use of their respective products. Although we currently maintain general liability insurance, any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy coverage or limits would need to be paid from our cash reserves, which would reduce our capital resources.

In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future. Furthermore, we may have insufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards outside or in excess of our insurance policy limits. For more information about the product liability claims that we currently face, see Part II, Item 8 “Financial Statements and Supplementary Data — Note 8 - Commitments and Contingencies” in this Annual Report on Form 10-K.

Anti-takeover provisions of Delaware law and our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could delay and discourage takeover attempts that stockholders may consider to be favorable.

Certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult or impossible for a third-party to acquire control of us or effect a change in our Board of Directors and management. These provisions include:

- the classification of our Board of Directors into three classes, with one class elected each year to serve for a term of three years;
- prohibiting cumulative voting in the election of directors;
- the ability of our Board of Directors to issue preferred stock without stockholder approval;
- the ability to remove a director only for cause and only with the vote of the holders of a majority of our voting stock;
- a special meeting of stockholders may only be called by our chairman of our Board of Directors, Chief Executive Officer, or upon a resolution adopted by an affirmative vote of a majority of the Board of Directors, and not by our stockholders;
- prohibiting stockholder action by written consent; and
- our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholder proposals on the agenda for consideration at any meeting of our stockholders.

We may incur substantial costs and receive adverse outcomes in litigation, regulatory investigations, and other legal matters in connection with alleged violations of securities laws and regulations.

Our business, financial condition, and results of operations could be materially adversely affected by unfavorable results in pending or future litigations, regulatory investigations, and other legal matters related to violations or perceived violations of applicable securities laws and regulations by the Company or its affiliates.

We are currently, and may continue to be, subject to SEC investigations or legal proceedings in the future. The ultimate resolution of such investigations and lawsuits cannot be predicted, and the claims raised in these lawsuits may result in further legal matters or actions against us, including, but not limited to, government enforcement actions or additional private litigation. We cannot predict the outcome of any particular proceeding, or whether any SEC investigation will be resolved favorably or ultimately result in charges or material damages, fines or other penalties, enforcement actions, or civil or criminal proceedings against us or members of our senior management. For more information about our current SEC investigation , see Part II, Item 8 “Financial Statements and Supplementary Data — Note 8 - Commitments and Contingencies” in this Annual Report on Form 10-K.

Litigation matters and regulatory investigations, regardless of their merits or their ultimate outcomes, are costly, divert management's attention, and may materially adversely affect our reputation and demand for our products. We cannot predict with certainty the eventual outcome of pending or future legal matters. An adverse outcome of litigation or legal matters could result in us being responsible for significant damages. Any of these negative effects resulting from litigation, regulatory investigations, and other legal matters could materially adversely affect our business, financial condition, and results of operations.

Risks related to intellectual property

Intellectual property rights may not provide adequate protection for some or all of our products, and our intellectual property rights may be difficult to enforce and protect, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and having an adverse effect on our business, results of operations, and financial condition.

We rely on trademark, copyright, trade secret, trade dress, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices to protect our intellectual property, brand and proprietary information, technologies and processes.

Our trademarks are valuable assets that support our brand and consumers' perception of our products. Although we have existing and pending trademark registrations for our brand in the United States and in many of the foreign countries in which we operate, we may be unsuccessful in asserting trademark or trade name protection in all jurisdictions. Further, the U.S. Patent and Trademark Office ("USPTO"), international trademark offices or judicial bodies may deny our trademark applications, and, even if published or registered, these trademarks may not effectively protect our brand and goodwill for all of our products and services. Also, we have not yet applied for trademark protection in all relevant foreign jurisdictions and cannot assure you that our pending trademark applications will be approved. Third parties may also attempt to register our trademarks abroad in jurisdictions where we have not yet applied for trademark protection, oppose our trademark applications domestically or abroad, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products in some parts of the world, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

Some of our earliest filed patents have expired or will begin to expire in the near term. When patents covering a particular offering expire, loss of exclusivity may occur, which may force us to compete with third parties, thereby negatively affecting our revenue and profitability. While we have other patents and pending patent applications directed to our technologies, we cannot provide any assurances that any of our remaining patents included, or that any of our pending patent applications that mature into issued patents will include, claims with scopes that are sufficient to protect our products and technologies, including any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patents or patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Patents, if issued, may be challenged, narrowed in scope, deemed unenforceable, invalidated or circumvented, which in turn could affect our ability to commercialize our products.

Furthermore, our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers that do not advertise the components that are used in their products. It may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. Adverse proceedings can be expensive and time-consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. Such proceedings could also provoke third parties to assert claims. In addition, a court or other judicial body may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings, and may have significantly broader intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised.

Additionally, we may be unable to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some foreign countries may be less protective than those in the United States. Consequently, we may be unable to prevent third parties from practicing our inventions in all countries outside the U.S. or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong in that territory as it is in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who does conceive or develop intellectual property that we regard as our own. Our assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend the Company against claims they may bring against us, to determine the ownership of what we regard as our intellectual property. We may be subject to claims challenging the inventorship or ownership of our intellectual property. We also may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, and such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction of our management and other employees from our business.

We currently hold various Internet domain names related to our brand and business, including beautyhealth.com, among others. Failure to protect our domain names could adversely affect our reputation and brand image and make it more difficult for consumers to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names or using trademarks that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We also rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with our employees, collaborators and consultants. It is possible that technology relevant to our business will be developed independently by a person that is not a party to such an agreement, and that person could be an employee of or otherwise associated with one of our competitors. Even though these agreements may give us contractual remedies upon unauthorized use or disclosure of our confidential information, intellectual property or technology, we cannot guarantee that we will be able to detect such unauthorized activity. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for or sufficient resources to litigate any such breach or violation, and we could lose our trade secrets through such breaches or violations. Protecting our intellectual property is also particularly challenging after our employees or our contractors end their relationship with us, and, in some cases, decide to work for our competitors. If we are unable to obtain, maintain and enforce intellectual property protection directed for our technology and future technologies that we develop, others may be able to make, use, import or sell products that are the same or substantially the same as ours, which could adversely affect our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business or competitive position could be harmed.

In addition to patent protection, we also rely upon other non-patent protection, such as: trademark, or, trade secret protection, as well as confidentiality agreements with our employees, consultants, vendors, and third parties, to protect our confidential and proprietary information. Despite the existence of such confidentiality agreements, or other contractual restrictions, we may not be able to prevent the unauthorized disclosure or use of our confidential proprietary information or trade secrets by employees, consultants, vendors, and third parties. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and, recourse we take against such misconduct may not provide an adequate remedy to fully protect our interests. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed, or misappropriated a trade secret, can be difficult, expensive and time-consuming, and, the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. Furthermore, the laws of foreign countries may not protect our trade secrets effectively or to the same extent as the laws of the United States. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, we receive allegations of trademark or patent infringement and third parties have filed claims against us with allegations of intellectual property infringement. In addition, third parties may involve us in intellectual property disputes as part of a business model or strategy to gain competitive advantage.

To the extent we gain greater visibility and market exposure as a public company or otherwise, we may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that our products or activities infringe, misappropriate, dilute or otherwise violate their intellectual property and proprietary rights.

Defending against allegations and litigation could be expensive, take up significant amounts of time, divert management's attention from other business concerns or have an adverse impact on our ability to bring products to market. In addition, if we are found to violate third-party intellectual property or proprietary rights, we may need to obtain a license, which may not be available to us on commercially reasonable terms, or at all, or we may need to redesign or rebrand our marketing strategies or products, which may not be possible or could be incredibly costly.

We may also be required to pay substantial damages or be subject to an order prohibiting us or our providers from importing or selling certain products or engaging in certain activities. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We rely on licenses to use the intellectual property rights of third parties to conduct our business.

We rely on products, technologies, and intellectual property that we license from third parties, for use in operating our business. We anticipate that we will continue to rely on such third-party products, technologies and intellectual property in the future. We cannot assure you that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. We cannot be certain that our licensors do not infringe the intellectual property rights of others or that our licensors have sufficient rights to the licensed intellectual property or technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop and offer our products and services incorporating such technology, and otherwise operate and expand our business, could be harmed. Many of the risks associated with the use of third-party products cannot be eliminated, and these risks could negatively affect our business.

Third parties may assert ownership or commercial rights to inventions we develop or acquire.

Third parties may make claims challenging the inventorship or ownership of our intellectual property. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed, will develop, acquired, or will acquire and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or we may lose our rights in that intellectual property. Either outcome could harm our business and competitive position.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information, including trade secrets or other proprietary information, of former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents, design of our products, formulations, and other intellectual property. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees and we may lose valuable intellectual property rights if we fail in defending any such claims. A loss of key personnel or their work product could diminish or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

Risks related to marketing activities

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers, and we offer consumers the opportunity to rate and comment on our products on our e-commerce websites. Negative commentary or false statements regarding us or our products may be posted on our e-commerce websites or social media platforms and may be adverse to our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to the information’s accuracy. The harm from such negative or false statements may be immediate without affording us an opportunity for redress or correction. In addition, we may face claims relating to information that is published or made available through the interactive features of our e-commerce websites. For example, we may receive third-party complaints that the comments or other content posted by users on our platforms infringe third-party intellectual property rights or otherwise infringe the legal rights of others. While the Communications Decency Act and Digital Millennium Copyright Act generally protect online service providers from certain claims of copyright infringement or other legal liability for the self-directed activities of its users, if it were determined that we did not meet the relevant safe harbor requirements under either law, we could be exposed to claims related to advertising practices, defamation, intellectual property rights, rights of publicity and privacy, and personal injury torts. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

We also use third-party social media platforms as marketing tools. For example, we maintain Snapchat, Facebook, TikTok, Instagram and YouTube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our net revenue and business.

Our business is highly dependent upon email and other messaging services for promoting our brand, products and e-commerce platforms. We provide emails and "push" communications to inform consumers of new products, shipping specials and other promotions. We believe these messages are an important part of our consumer experience. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open or read our messages, our business, financial condition and results of operations may be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google's Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber's inbox or viewed as "spam" by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers.

Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. For example, electronic marketing and privacy requirements in the EU are highly restrictive and differ greatly from those in the U.S., which could cause fewer individuals in the EU to subscribe to our marketing messages and drive up our costs and risk of regulatory oversight and fines if we are found to be non-compliant.

Our use of email and other messaging services to send communications to consumers may also result in legal claims against us, which may cause increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our consumers' ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by consumers could materially and adversely affect our business, financial condition and results of operations.

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from certain investors, providers, consumers, employees, and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, packaging, responsible sourcing and social investments. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our securities

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A Common Stock and dilute our stockholders' percentage ownership.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A Common Stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or preferred shares. Future acquisitions could require substantial additional capital in excess of cash from operations. We may obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, or cash from operations.

Furthermore, issuing additional shares of our Class A Common Stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of existing stockholders or reduce the market price of our Class A Common Stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of shares of our Class A Common Stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A Common Stock.

Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, and nature of our future offerings. As a result, holders of our Class A Common Stock bear the risk that our future offerings may reduce the market price of our Class A Common Stock and dilute their respective percentage ownership.

If securities or industry analysts cease to publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A Common Stock and trading volume could decline.

The trading market for our Class A Common Stock is influenced in part by the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If industry analysts cease coverage of us, the trading price for our Class A Common Stock could be negatively affected. If one or more of the analysts who cover us downgrade our Class A Common Stock or publish inaccurate or unfavorable research about our business, our Class A Common Stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A Common Stock could decrease, which might cause our Class A Common Stock price and trading volume to decline.

Our failure to meet Nasdaq's continued listing requirements could result in a delisting of our Class A Common Stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Class A Common Stock. Such a delisting would likely have a negative effect on the price of our Class A Common Stock and would impair our stockholders' ability to sell or purchase our Class A Common Stock when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with the listing requirements would allow our Class A Common Stock to become listed again, stabilize the market price or improve the liquidity of our Class A Common Stock, or prevent future non-compliance with the continued listing requirements of Nasdaq.

In addition to potential dilution associated with future offerings of debt or equity securities, we currently have significant numbers of securities outstanding that may be exercisable for shares of our Class A Common Stock, which may result in significant dilution to current stockholders and downward pressure on our stock price.

As of March 9, 2026, there were 127,773,050 shares of our Class A Common Stock outstanding. In addition, the potential conversion of the 2026 Notes and 2028 Notes into shares of our Class A Common Stock represents the issuance of approximately 3,250,447 and 87,412,575 shares, respectively, of our Class A Common Stock. The potential issuance of these shares in the future would result in significant dilution to our current stockholders and could adversely affect both the price of our Class A Common Stock and the terms on which we could raise additional capital. In addition, the issuance and subsequent trading of shares of our Class A Common Stock could cause the supply of our Class A Common Stock available for purchase in the market to exceed the purchase demand for our Class A Common Stock. Such supply in excess of demand could cause the market price of our Class A Common Stock to decline.

Our outstanding warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Chief Accountant and Acting Director of the Division of Corporation Finance of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ("SPACs") (the "SEC Staff Statement"). The SEC Staff Statement sets forth the conclusion of the SEC's Office of the Chief Accountant that certain provisions included in the warrant agreements entered into by many SPACs require such warrants to be accounted for as liabilities measured at fair value, rather than as equity securities, with changes in fair value during each financial reporting period reported in earnings. As a result of the SEC Staff Statement, we reevaluated the accounting treatment of our warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

Accounting Standards Codification ("ASC") 815, Derivatives and Hedging, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants for each reporting period that our warrants remain outstanding and that the amount of such gains or losses on our warrants could be material.

We are currently, and may continue to be, subject to securities litigation, which is expensive to defend and could divert management's attention.

In the past, following periods of market volatility in the price of a company's securities or the reporting of unfavorable news, security holders have often instituted class action litigation. If the market value of our securities experience adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to suffer. Any adverse determination in litigation could also subject us to significant liabilities. For more information about the securities litigation that we currently face, see Part II, Item 8 "Financial Statements and Supplementary Data — Note 8 - Commitments and Contingencies" in this Annual Report on Form 10-K.

Actions of activist stockholders could be costly and time-consuming, divert management's attention and resources, and have an adverse effect on our business.

While we value open dialogue and input from our stockholders, activist stockholders could take actions that could be costly and time-consuming to us, disrupt our operations, and divert the attention of our board of directors, management, and employees, such as public proposals and requests for potential nominations of candidates for election to our board of directors, requests to pursue a strategic combination or other transaction, or other special requests. As a result, we have retained, and may in the future retain additional services of various professionals to advise us in these matters, including legal, financial and communications advisers, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy, or leadership created as a consequence of activist stockholder initiatives may result in the loss of potential business opportunities, harm our ability to attract new or retain existing investors, customers, directors, employees or other partners, and cause our stock price to experience periods of volatility or stagnation.

We have never paid dividends on our capital stock and we do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have never declared or paid any dividends on our Class A Common Stock and do not intend to pay any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Accordingly, investors should rely on sales of their Class A Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have an enterprise-wide information security program designed to identify, protect, detect and respond to, and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we utilize various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified vulnerabilities and security incidents in a reasonably timely manner. These include, but are not limited to, internal reporting and tools for monitoring and detecting cybersecurity threats. We also use third party security tools to help identify, assess, mitigate, and remediate cybersecurity threats; however, we cannot guarantee that any third-party tools that we utilize will be successful in all circumstances or appropriate for their level of risk. We also consider cybersecurity risks associated with third-party service providers. We maintain incident response and business continuity plans designed to detect, respond to, and recover from cybersecurity incidents.

We evaluate the risks associated with technology and cybersecurity threats and monitor our information systems for potential weaknesses. We review and test our information technology system on an as-needed basis (and at least on an annual basis) and utilize internal team personnel to evaluate and assess the efficacy of our information technology system and enhance our controls and procedures. The results of these assessments are reported to our Audit Committee and, from time to time, our Board of Directors. We also provide periodic cybersecurity awareness training to employees.

Our information technology systems are equipped to detect directed and non-directed attacks such as viruses and malware that can lead to interruptions and delays in the sale and service of our Delivery Systems and Consumables, general business operations, as well as loss, misuse of data, or theft of intellectual property, confidential information, and personal information (of third parties, employees, providers, and end consumers). However, as of the date of this report, these incidents have not had a material impact on our systems or business operations. Any significant disruption to our business operations or access to our systems could lead to a decline in operational effectiveness, result in a loss of our providers, and adversely affect our business and results of operation. In addition, a penetration of our systems or a third party's systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation, and reputation risk, which could have a negative effect on our business, financial condition, and results of operations. Cybersecurity risks are considered as part of the Company's overall enterprise risk management processes. For more information about the cybersecurity risks that we face, see the risk factor entitled, "We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted" in Part I, Item 1A Risk Factors in this Annual Report on Form 10-K.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity program.

Management participates in discussions and updates the Audit Committee, as necessary, regarding any material cybersecurity incident as well as incidents with lesser potential impact. The Audit Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on our cyber risk program on an as-needed basis. Members of our Board of Directors receive presentations on cybersecurity topics from our Chief Information Security Officer, internal staff, or external experts as part of the Board of Directors' continuing education on topics that impact public companies.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The team (and team personnel who support our information security program) has primary responsibility for our overall cybersecurity program and supervises both our internal cybersecurity personnel and our retained external cybersecurity third party vendors and consultants. In addition, our team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal personnel, threat intelligence and other information obtained from governmental, public or private sources, including external vendors and consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment. The team is led by our Vice President of Technology, who also currently serves as our Chief Information and Security Officer, and has over 25 years of industry experience leading IT for organizations of similar size. Team personnel who support our information security program have relevant educational and industry experience, including holding similar positions at previous large companies and government entities.

Item 2. Properties.

Our principal executive office is located in Long Beach, California, where we lease a warehouse that is approximately 105,000 square feet, that serves as our headquarters, distribution center, manufacturing facility, and production facility. We also lease approximately 23,000 square feet of additional office space in Long Beach, California, of which approximately 15,000 square feet is sublet to a sublessee.

We occupy an experience center in New York, and outside of the United States, we lease office and/or warehouse space in Australia, Spain, France, Germany, the United Kingdom, and Mexico for employees in those markets.

We believe our present facilities are suitable and adequate for our current operating needs. We do not own any real property.

Item 3. Legal Proceedings.

The Company is a party to various lawsuits, claims, and other legal proceedings that arise from time to time in the ordinary course of business, including but not limited to commercial disputes, product liability, and employment related matters. In addition, the Company may bring claims or initiate lawsuits from time to time against various third parties with respect to matters arising out of the ordinary course of the Company's business, including but not limited to commercial and intellectual property related matters.

For the matters we disclose that do not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and we may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies. Until the final resolution of such matters, if any of our estimates and assumptions change or prove to have been incorrect, we may experience losses in excess of the amounts recorded, which could have a material effect on our business, consolidated financial position, results of operations, or cash flows.

Except as otherwise disclosed below, we believe that none of our pending lawsuits, claims, and other proceedings are expected to have a material adverse effect on the Company's business, consolidated financial position, results of operations, or cash flows. However, management's judgment may prove materially inaccurate, and such judgment is made subject to the known uncertainties of litigation.

Cartessa Aesthetics, LLC

On December 14, 2020, Hydrafacial filed a complaint (the "Cartessa Complaint") against Cartessa Aesthetics, LLC ("Cartessa") in the United States District Court for the Eastern District of New York (the "New York Court"), captioned Edge Systems LLC v. Cartessa Aesthetics, LLC, Case No. 1:20-cv-6082 (the "Cartessa Case"), for patent infringement arising from Cartessa's sale of Cartessa's hydrodermabrasion system that Hydrafacial alleged has infringed five of Hydrafacial's patents on its device. Hydrafacial narrowed its allegation in the Cartessa Complaint to assert infringement of just four of its patents. On September 15, 2022, the New York Court granted Hydrafacial's Motion for Summary Judgment of No Unclean Hands and denied Cartessa's Motion for Summary Judgment of non-infringement on three of the four patents-in-suit. On June 6, 2023, the New York Court granted Hydrafacial's Motion for Summary Judgment of No Invalidity of the fourth patent-in-suit and granted Cartessa's Motion for Summary Judgment of non-infringement of that same patent. The parties agreed to dismiss the remaining claims without prejudice so that Hydrafacial can appeal the New York Court's grant of Cartessa's Motion for Summary Judgment. Final judgment was entered on October 15, 2024.

On October 8, 2024, Hydrafacial filed an appeal in the Federal Circuit Court of Appeals challenging the New York Court's final judgment and summary judgment decision of Cartessa's non-infringement regarding the fourth patent-in-suit. On November 13, 2024, Cartessa filed a cross-appeal challenging the New York Court's final judgment and summary judgment decision of granting Hydrafacial's motion for summary judgment of no invalidity regarding the fourth patent-in-suit. The parties exchanged their opening briefs on March 12, 2025 and June 20, 2025. As of the date of this report, all briefing is complete, and Hydrafacial expects the hearing for this appeal to be scheduled later in 2026.

On June 11, 2024, Hydrafacial filed a complaint against Cartessa and its foreign manufacturer, Eunsung Global Corp (“Eunsung”), in the United States International Trade Commission. A Notice of Institution of Investigation was issued on July 11, 2024, and the investigation was assigned investigation number 337-TA-1408 (the “ITC Cartessa Matter”). In the ITC Cartessa Matter, Hydrafacial has asserted that Cartessa and Eunsung infringe Hydrafacial’s U.S. Patent No. 11,865,287, which relates to hydrodermabrasion systems but was not asserted in the Cartessa Case. Eunsung has consented to an exclusion order during the term of the Hydrafacial patent-in-suit. In the ITC Cartessa Matter, the parties concluded the evidentiary hearing on April 9-15, 2025. The parties filed post-hearing briefs in May 2025 and the judge issued an initial determination on August 26, 2025, finding that the patent is valid and infringed by Cartessa’s products. The initial determination recommended an exclusion order and cease and desist order against Cartessa that would prevent importation or sale of Cartessa’s hydrodermabrasion systems within the United States. The initial determination has been certified to the Commission and it is expected to issue a final determination by the end of March 2026.

Cartessa Aesthetics, LLC - Second Complaint

On June 14, 2024, Hydrafacial filed a complaint (the “Second Cartessa Complaint”) against Cartessa in the New York Court, captioned HydraFacial LLC v. Cartessa Aesthetics, LLC, Case No. 2:24-cv-04253 (the “Second Cartessa Case”), for patent infringement arising from Cartessa’s sale of Cartessa’s hydrodermabrasion system that Hydrafacial alleged has infringed Hydrafacial’s U.S. Patent No. 11,865,287. The Second Cartessa Case has been stayed pending resolution of the ITC Cartessa Matter and there will be no activity until the conclusion of the ITC Cartessa Matter. After conclusion of the ITC Cartessa Matter, Hydrafacial plans to reopen the Second Cartessa Case to seek monetary damages and plans to vigorously pursue its claims against Cartessa.

Eunsung Global Corp (and Sinclair Pharma Ltd. and Aesthetic Management Partners, Inc.) - IPRs

On September 30, 2024, Eunsung filed a Petition for inter partes review (“IPR”), IPR2024-01491, challenging the validity of Hydrafacial’s U.S. Patent No. 11,865, 287 (the “’287 Patent”). On November 25, 2024, Sinclair Pharma Ltd and Aesthetic Management Partners, Inc. (“AMP”) filed a similar IPR Petition, IPR2025-00145, challenging the same patent and relying on the same arguments. On January 10, 2025, Eunsung filed an IPR Petition, IPR2025-00445, challenging the validity of Hydrafacial’s U.S. Patent No. 9,550,052 (the “’052 Patent”). On January 13, 2025, Eunsung filed an IPR Petition, IPR2025-00452, challenging the validity of Hydrafacial’s U.S. Patent No. 12,053,607. On January 14, 2025, Eunsung filed an IPR Petition, IPR2025-00453, challenging the validity of Hydrafacial’s U.S. Patent No. 11,446,477 (the “’477 Patent”). On April 11, 2025, the United States Patent and Trademark Office (“USPTO”) Board denied institution of the first IPR challenging the ’287 Patent (IPR2024-01491). On June 2, 2025, the USPTO Board granted institution of the second IPR challenging the ’287 Patent (IPR2025-00145). In July 2025, Sinclair and AMP filed copycat IPR Petitions challenging the ’052 Patent and ’477 Patent (IPR2025-01169 and IPR2025-01217, respectively) based on the same arguments as Eunsung’s corresponding IPR Petitions. In July 2025, Eunsung terminated each of its IPR proceedings against Hydrafacial. The only IPR proceedings still pending against Hydrafacial are the three Sinclair and AMP IPRs (IPR2025-00145, IPR2025-01169, and IPR2025-01217). These remaining IPR proceedings have been instituted but are all stayed pending the USPTO Director review of the ’287 Patent IPR in light of the final initial determination issued in the ITC Cartessa Matter. Hydrafacial plans to vigorously defend its patents against each of these challenges if they are unstayed.

Medicreations LLC

On May 6, 2024, Hydrafacial filed a complaint against Medicreations LLC (“Medicreations”) in the United States District Court for Nevada, Case Number 2:24-cv-00855 (the “Medicreations Case”), for patent infringement arising from Medicreations’ sale of hydrodermabrasion systems that Hydrafacial alleged to have infringed twelve of Hydrafacial’s patents. On July 26, 2024, Medicreations filed a motion to dismiss the complaint. On March 3, 2025, the court issued an order dismissing a few of Hydrafacial’s claims to specific remedies, but the majority of the case and claims will move forward. On May 13, 2025, Hydrafacial filed a Motion for Preliminary Injunction that was denied in October 2025. The Medicreations Case is in its early stages of discovery and claim construction. On January 29, 2026, the parties reached a settlement in principle and the court has stayed all deadlines while the parties finalize the settlement and dismiss the case. Hydrafacial expects this case to be dismissed by the end of March 2026.

Sinclair Pharma US, Inc

On July 24, 2024, Hydrafacial filed a complaint against Sinclair Pharma US, Inc (“Sinclair”), and its distributor Viora, Inc (“Viora”), in the United States District Court for the Central District of California, Case No. 2:24-cv-06250 (the “Sinclair Case”), for patent infringement arising from Sinclair’s sale of hydrodermabrasion systems that Hydrafacial alleged to have infringed five of Hydrafacial’s patents on its device. The Sinclair Case was stayed pending the resolution of an ITC investigation against Sinclair. The ITC investigation was terminated in February 2025, and the district court judge lifted the stay in the Sinclair Case. This case is now proceeding into the discovery phase. Sinclair filed a motion to stay this case in view of the IPR proceedings and the court has stayed discovery until it issues a decision on the motion to stay. Hydrafacial will seek monetary damages and plans to vigorously pursue its claims against Sinclair and Viora.

Aesthetic Management Partners Inc.

On July 8, 2024, Hydrafacial filed a complaint against AMP in the United States District Court for the Western District of Tennessee, Case No. 2:24-cv-02480-JPM-TMP (the “AMP Case”), for patent infringement arising from Aesthetic Management Partners’ sale of hydrodermabrasion systems that Hydrafacial alleged to have infringed five of Hydrafacial’s patents on its device. The AMP Case was stayed due to a corresponding ITC investigation. The ITC investigation was terminated in February 2025, and the judge lifted the stay.

On June 13, 2025, Hydrafacial filed a motion for preliminary injunction for which the judge held a hearing on July 25, 2025, but the judge has not yet issued an order. On June 23, 2025, AMP filed a partial motion to dismiss which only addresses a small portion of Hydrafacial’s claims and remedies in this case, but a hearing has not been scheduled for this motion yet. On November 7, 2025, AMP filed a motion to stay the case in view of the IPR proceedings, but the court has not issued a decision on this motion as of the date of this report. This case is proceeding into discovery and claim construction. Hydrafacial will continue to seek monetary damages, and plans to vigorously pursue its claims against AMP.

Medical Purchasing Resource, LLC

On June 4, 2024, Hydrafacial filed a complaint against Medical Purchasing Resource, LLC (“Medical Purchasing Resource”) in the United States District Court for the Central District of California, Case No. 2:24-cv-4655 (the “MPR Case”), for trademark infringement, false designation of origin, unfair competition, tortious interference, and other causes of action relating to Hydrafacial’s trademark rights. On April 3, 2025, the parties participated in a mediation and came to a tentative agreement to settle the case. In the mediation, the parties reached a settlement agreement and ultimately agreed that Medical Purchasing Resource will stop using Hydrafacial’s trademarks and any marks that are confusingly similar to those marks. Medical Purchasing Resource also agreed to stop the other activities identified by Hydrafacial in its complaint, including selling products to known Hydrafacial customers. Medical Purchasing Resource also agreed to take additional measures to ensure that customers are aware that Medical Purchasing Resource and its products have no relation or affiliation with Hydrafacial. Medical Purchasing Resource also agreed to pay Hydrafacial a total of $105,000 for past damages which will be paid to Hydrafacial in four quarterly payments of $26,250 starting in July 2025, and the parties filed a consent judgment with the court to end the lawsuit. As a result, the MPR Case has been dismissed.

Luvo Medical Technologies Inc

On August 16, 2024, Hydrafacial filed a complaint against Luvo Medical Technologies Inc (“Luvo”), Healthcare Markets, Inc (“Healthcare Markets”), and their foreign manufacturer Eunsung in the United States District Court of Utah, Case No. 2:24-cv-00587 (the “Luvo Case”), for patent infringement arising from Healthcare Markets’ sale of Luvo’s hydrodermabrasion systems that Hydrafacial alleged to have infringed five of Hydrafacial’s patents on its device. The Luvo Case was stayed due to the corresponding ITC Luvo Matter, but pursuant to the ITC settlement agreement, the parties filed a consent judgment in the Luvo Case that terminated the case as to Luvo and Healthcare Markets. This case continued against Eunsung until the parties achieved a settlement in July 2025, wherein Eunsung agreed to a consent judgment as well. As a result, the Luvo Case has been dismissed.

On August 7, 2024, Hydrafacial filed a complaint against Luvo, its distributor Healthcare Markets, Medical Purchasing Resource, eMIRAmed USA, LLC ("eMIRAmed"), and its manufacturer, MIRAmedtech UG ("MIRAmedtech"), in the United States International Trade Commission. A Notice of Institution of Investigation was issued on September 16, 2024, and the investigation was assigned investigation number 337-TA-1417 (the "ITC Luvo Matter"). In the ITC Luvo Matter, Hydrafacial has asserted that Luvo, Healthcare Markets, Medical Purchasing Resource, and eMIRAmed infringe Hydrafacial's U.S. Patent No. 11,446,477, which is not asserted in the ITC Cartessa Matter or ITC Sinclair Matter, and relates to hydrodermabrasion systems. After a mediation between the parties, on March 17, 2025, Hydrafacial signed a settlement agreement with Luvo and Healthcare Markets. As a result, the ITC has terminated the investigation as to Luvo and Healthcare Markets, and issued default judgment against the remaining respondents.

Med Spa Essentials, LLC

On March 6, 2025, Hydrafacial filed a complaint against Med Spa Essentials, LLC ("MS Essentials") in the United States District Court for the Central District of California, Case No. 2:25-cv-01994 (the "MS Essentials Case"), for trademark infringement, false designation of origin, unfair competition, tortious interference, and other causes of action relating to Hydrafacial's trademark rights. Before filing any response to the complaint, MS Essentials agreed to shut down its business and stop all unlawful acts alleged in the complaint. The parties entered into a settlement agreement and filed a consent judgment, dismissing this case in July 2025.

Candela Corp.

On April 3, 2025, Hydrafacial filed a complaint against Candela Corp. ("Candela"), and its manufacturer Termosalud S.L. ("Termosalud"), in the United States District Court for the District of Delaware, Case No. 1:25-cv-00418-JLH (the "Candela Case"), for patent infringement arising from Candela's sale of hydrodermabrasion systems that Hydrafacial alleged to have infringed five of Hydrafacial's patents on its device. The Candela Case is in its early stages of discovery and Hydrafacial is seeking monetary damages and plans to vigorously pursue its claims against Candela and Termosalud.

BQ Aesthetix & Co., LLC

On June 24, 2025, Hydrafacial filed a complaint against BQ Aesthetix & Co., LLC d/b/a Bellatrix USA ("Bellatrix") in the United States District Court for the Southern District of Florida, Case No. 0:25-cv-61262-AHS (the "Bellatrix Case"), for patent infringement arising from Bellatrix's sale of hydrodermabrasion systems that Hydrafacial alleged to have infringed seven of Hydrafacial's patents on its device. The Bellatrix Case is in its early stages of discovery and Hydrafacial is seeking monetary damages and plans to vigorously pursue its claims against Bellatrix.

Securities Class Action

On November 16, 2023, a putative class action was filed in the United States District Court for the Central District of California against the Company, its then-current President and Chief Executive Officer, Andrew Stanleick, its former Chief Financial Officer, Liyuan Woo, and its current Chief Financial Officer, Michael Monahan (the "Defendants"). The complaint, styled Abduladhim A. Alghazwi, individually and on behalf of all others similarly situated, v. The Beauty Health Company, Andrew Stanleick, Liyuan Woo, and Michael Monahan, Case No. 2:23-cv-09733 (C.D. Ca.) (the "Securities Class Action"), asserted claims for violation of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder against all defendants (First Claim), and violation of Section 20(a) of the Exchange Act against the individual defendants (Second Claim). The complaint alleged that, between May 10, 2022 and November 13, 2023, Defendants materially misled the investing public by publicly issuing false and/or misleading statements and/or omissions relating to Hydrafacial's business, operations, and prospects, specifically with respect to the performance of and demand for the Syndeo 1.0 and 2.0 devices. The relief sought in the complaint included a request for compensatory damages suffered by the plaintiff and other members of the putative class for damages allegedly sustained as a result of the alleged securities violations.

On January 16, 2024, putative class members Jeff and Kevin Brown (the “Browns”), Priscilla and Martjn Dijkgraaf (the “Dijkgraafs”), and Joseph Jou filed three competing motions for appointment as lead plaintiff under the Private Securities Litigation Reform Act (“PSLRA”), 17 U.S.C. § 78u-4(a)(3). On January 31, 2024, Joseph Jou filed a notice of non-opposition to the Browns’ and Dijkgraafs’ motions for appointment as lead plaintiff. On May 2, 2024, the Court granted the Dijkgraafs’ motion for appointment as lead plaintiff and approved the Dijkgraafs’ counsel, Hagens Berman, as lead counsel. On July 1, 2024, lead plaintiffs filed a consolidated amended class action complaint asserting the same causes of action as the original complaint. The Securities Class Action case was assigned to U.S. District Judge Sherilyn Peace Garnett. On September 30, 2024, Defendants filed a motion to dismiss the consolidated amended class action complaint in its entirety. Plaintiffs filed their opposition brief on November 22, 2024, and Defendants filed their reply brief on December 23, 2024. A hearing on the Defendants’ motion to dismiss was scheduled for January 15, 2025. On January 10, 2025, the Court granted the parties’ joint stipulation to adjourn the January 15, 2025 hearing. On January 17, 2025, the Court granted the parties’ joint stipulation to withdraw briefing on Defendants’ motion to dismiss without prejudice to refiling and to briefly stay proceedings so that the parties could complete a private mediation. The parties conducted the private mediation on March 27, 2025. The parties were unable to reach a settlement at the mediation. On May 5, 2025, the plaintiffs filed a second amended complaint (the “SAC”), pursuant to the parties’ stipulation, which was so-ordered by the Court on April 16, 2025. On July 11, 2025, Defendants filed a motion to dismiss the SAC in its entirety. The Court scheduled a hearing on Defendants’ motion for September 17, 2025. On September 15, 2025, the Court vacated the hearing sua sponte. On September 25, 2025, the Court denied Defendants’ motion to dismiss. On November 24, 2025, each Defendant filed an answer to the SAC. On November 26, 2025, the parties filed a Fed. R. Civ. P. 26(f) joint report and proposed stipulated pretrial schedule. On December 15, 2025, the Court so-ordered the parties’ stipulated pretrial schedule, set the final pretrial conference for November 17, 2027, and set trial for December 7, 2027. On the same day, the Court referred the parties to a private mediation before a private mediator of their choice, to be completed by October 13, 2027. The parties are currently in the discovery phase of the case.

The Company believes that the claims asserted in the Securities Class Action have no merit and intends to vigorously defend them.

Customer Class Action

On October 24, 2024, Jason Davalos (“Jason Davalos”), Sonia Davalos (“Sonia Davalos”, and collectively with Jason Davalos, the “Davaloses”), and Sol Tan Tanning & Spa LLC (“Sol Tan”, and collectively with the Davaloses, the “Class Action Plaintiffs”), individually and on behalf of all others similarly situated, filed a putative class action complaint (the “Complaint”) against Hydrafacial LLC d/b/a The Hydrafacial Company (“Hydrafacial”) and The Beauty Health Company (“BHC” and collectively with Hydrafacial, the “Class Action Defendants”) for alleged violations of New York consumer fraud statutes, breach of contract, and common law breach of implied warranties (the “Customer Class Action”). The case is captioned Jason Davalos, Sonia Davalos, Sol Tan Tanning & Spa LLC, on behalf of themselves and all others similarly situated v. Hydrafacial LLC dba The Hydrafacial Company, and The Beauty Health Company, Case No. 24-cv-8073 (S.D.N.Y.) (Caproni, J.) The Complaint alleged that all three versions of the Syndeo machine (Syndeo 1.0, Syndeo 2.0, and Syndeo 3.0) were defective and did not perform in the manner in which it had been represented by Class Action Defendants. Class Action Plaintiffs claim that Class Action Defendants made various misrepresentations in its marketing and sales of the Syndeo machines and, rather than provide a refund to customers for the defective machines, replaced them with another Syndeo machine that exhibited the same defects. Class Action Plaintiffs purported to bring claims on behalf of themselves, and all other similarly situated purchasers within the United States, of Class Action Defendants’ Syndeo machines. The Complaint asserted five causes of action: (1) violations of N.Y. G.B.L., § 349, the state consumer production statute; (2) violations of N.Y. G.B.L., § 350, the state’s false advertising statute; (3) breach of contract; (4) breach of the implied warranty of merchantability; and (5) breach of the implied warranty of fitness. The relief sought in the Complaint included monetary damages allegedly suffered by Class Action Plaintiffs and other members of the putative class as a result of Class Action Defendants’ alleged violations and breaches, including a trebling of any money damages award for alleged violations of N.Y. G.B.L., § 349 and § 350.

On December 30, 2024, the Class Action Defendants filed a motion to dismiss the Complaint in its entirety. On January 3, 2025, the Class Action Defendants filed a motion to stay discovery during the pendency of their motion to dismiss. On January 8, 2025, the Davaloses voluntarily dismissed their claims against the Class Action Defendants pursuant to Fed. R. Civ. P. 41(a)(1)(A)(i), leaving Plaintiff Sol Tan as the sole remaining Customer Class Action Plaintiff. Plaintiff Sol Tan filed their opposition brief on January 9, 2025, and the Class Action Defendants filed their reply brief on January 13, 2025. On January 16, 2025, the Court granted the parties' joint stipulation to adjourn the January 17, 2025 initial pretrial conference and stay the action pending the parties' completion of a private mediation. As part of its order, the Court also (1) adjourned Plaintiff Sol Tan's deadline to respond to the Class Action Defendants' motion to dismiss sine die pending the outcome of mediation; (2) denied as moot the Class Action Defendants' motion to stay discovery in light of the parties' agreement to stay discovery pending the outcome of mediation; and (3) directed the parties to (a) file a joint letter on or before February 7, 2025, indicating the date (not later than May 8, 2025) on which the mediation is scheduled to occur; and (b) within seven days after the mediation, either (i) file a joint letter indicating that settlement was reached; or (ii) file a revised proposed case management plan and a revised joint letter required by the Court's Notice of Initial Pretrial Conference. On February 7, 2025, the parties filed a joint letter notifying the Court that they had agreed to mediate before Greg Danilow of Phillips ADR Enterprises. The parties conducted the private mediation on April 29, 2025; however, the parties were unable to reach a settlement at the mediation. Pursuant to the parties' so-ordered January 16 joint stipulation, on May 7, 2025, the parties filed a revised proposed case management plan and a revised joint letter in accordance with the Court's Notice of Initial Pretrial Conference. On the same day, the Court endorsed the joint submission and ordered Plaintiff to file an amended complaint no later than June 2, 2025, and scheduled an initial pretrial conference for July 18, 2025.

On June 2, 2025, Plaintiff and fifteen other alleged purchasers of the Syndeo machines ("Plaintiffs") filed an amended complaint (the "Amended Complaint") asserting: (1) violations of N.Y. G.B.L., § 349 (Count IV), the state consumer protection statute; (2) violations of N.Y. G.B.L., § 350 (Count V), the state's false advertising statute; (3) breach of the implied warranty of merchantability (Count I); (4) breach of express and implied contract and class-wide rescission (Count II); and (5) breach of express warranty (Count III). The relief sought in the Amended Complaint included monetary damages allegedly suffered by Class Action Plaintiffs and other members of the putative class as a result of Class Action Defendants' alleged violations and breaches, including a trebling of any money damages award for alleged violations of N.Y. G.B.L., § 349 and § 350. For Counts IV (violations of N.Y. G.B.L., § 349) and V (violations of N.Y. G.B.L., § 350), plaintiff Jennifer Skuratov d/b/a Spa Thirsty, Inc. ("Spa Thirsty"), sought certification of an alternative subclass of New York purchasers of Syndeo devices (the "Putative New York Subclass"). On June 23, 2025, Defendants moved to (i) dismiss Counts I, II, IV, and V in full; (ii) partially dismiss Count III to the extent it alleges design defects; (iii) dismiss all claims brought by plaintiff Spa Thirsty in full; (iv) dismiss all claims against BHC in full; and (v) dismiss Plaintiffs' claim for injunctive relief. On December 22, 2025, the Court granted Defendants' motion to dismiss in its entirety, except it denied Defendants' request that the claims brought by plaintiff Spa Thirsty be dismissed with prejudice. Specifically, the Court dismissed (i) all of Plaintiffs' claims against BHC; (ii) Plaintiffs' claims for breach of the implied warranty of merchantability (Count I), breach of express and implied contract and class-wide rescission based on fraudulent inducement (Count II), and violations of N.Y. G.B.L. §§ 349 and 350 (Counts IV and V), and their request for injunctive relief; and (iii) the Class Action Plaintiffs' claim for breach of express warranty (Count III) to the extent it arises out of alleged defects affirmatively identified as "design defects" in the amended complaint. In addition, the Court denied the Class Action Plaintiffs' request for leave to amend as to all of the dismissed causes of action except for plaintiff Spa Thirsty's claims pursuant to N.Y. G.B.L. §§ 349 and 350. The Court gave plaintiff Spa Thirsty until January 9, 2026 to move for leave to file a second amended complaint that addresses the deficiencies with plaintiff Spa Thirsty's §§ 349 and 350 claims. Those deficiencies included plaintiff Spa Thirsty's failure to allege that it "was aware of any of Defendants' purportedly deceptive statements 'before [it] purchased or came into possession' of the Syndeo."

On January 9, 2026, Class Action Plaintiffs filed a letter motion for leave to file a second amended complaint and for reconsideration of the Court's dismissal of Plaintiffs' claims for breach of express and implied contract and class-wide rescission based on fraudulent inducement (Count II). Class Action Plaintiffs appended a proposed second amended complaint (the "Second Amended Complaint") to their letter motion. The Second Amended Complaint alleged that plaintiff Spa Thirsty purchased a Syndeo in reliance on representations made by Hydrafacial to plaintiff Spa Thirsty at an aesthetic conference in New York, including that Syndeo was "top of the line," "hands free," "had superior cleanliness," "superior," "a major upgrade," "works great," and "yielded 'more than 15 uses per bottle of solution serum." The Second Amended Complaint alleged that those representations were deceptive in violation of N.Y. G.B.L. §§ 349 and 350 because the Syndeo allegedly lacked attributes Hydrafacial had represented to plaintiff Spa Thirsty and did not yield the promised treatments per bottle of solution serum. On January 23, 2026, Hydrafacial filed its opposition to Class Action Plaintiffs' letter motion. Hydrafacial argued that the Second Amended Complaint was futile because all of its alleged representations about the Syndeo were inactionable puffery, except for, arguably, the representation regarding the number of treatments per bottle of solution serum. For that representation, Hydrafacial argued that plaintiff Spa Thirsty did not allege that its Syndeo yielded fewer than 15 treatments per bottle and failed to allege other facts required to state §§ 349 and 350 claims. Hydrafacial also argued that Class Action Plaintiffs' request for reconsideration of the dismissal of Count II should be denied as untimely.

On January 27, 2026, the Court issued an order granting Class Action Plaintiffs' motion for leave to file the Second Amended Complaint but denied their request that the Court reconsider its order dismissing the claim for breach of contract in Count II of the Amended Complaint. Although the Court agreed with Hydrafacial that "many of the claims attributed to HydraFacial in the Second Amended Complaint are non-actionable puffery, the claim that the Syndeo 'yielded more than 15 uses per bottle of serum' is a verifiable statement of fact," and the Court could "infer that plaintiff Spa Thirsty's machine failed to yield the promised number of uses per bottle of serum …. From plaintiff Spa Thirsty's allegation that its 'machines run through serums faster than Defendant states it should.'" The Court denied reconsideration because Class Action Plaintiffs' request was both untimely and "would fail on the merits," as Class Action Plaintiffs "failed to allege the specific provisions of the contract upon which liability was predicated." Pursuant to the Court's order, Class Action Plaintiffs filed the Second Amended Complaint on January 29, 2026. As a result of the Court's ruling, the only claims still pending before the Court in the Customer Class Action are (i) the Class Action Plaintiffs' claim against Hydrafacial for breach of its express warranty against defects in materials and workmanship; and (ii) plaintiff Spa Thirsty's claim, asserted on behalf of itself and the Putative New York Subclass against Hydrafacial, for alleged violations of N.Y. G.B.L., § 349 and § 350.

On February 26, 2026, the parties jointly notified the Court that a settlement-in-principle had been reached and requested that all deadlines be stayed for sixty (60) days. On March 2, 2026, the Court ordered Class Action Plaintiffs to file the necessary motion papers for preliminary approval of the settlement on or before May 29, 2026, and canceled all other deadlines in the case.

The Company believes that the claims asserted in the Customer Class Action have no merit and it intends to vigorously defend them.

Consolidated Derivative Action

On February 8, 2024, a derivative complaint was filed in the Delaware Court of Chancery against the Company's former President and Chief Executive Officer, Andrew Stanleick; its former Chief Financial Officer, Liyuan Woo, and current members of the Company's Board of Directors (the "Board of Directors"): Brenton Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, and Doug Schillinger, with the Company as the nominal defendant. The complaint, styled Margie Elstein, derivatively on behalf of The Beauty Health Company v. Brenton Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, Doug Schillinger, Andrew Stanleick, and Liyuan Woo, C.A. No. 2024-0114-LWW (Del. Ch.) (the "Elstein Derivative Action"), asserts a single claim for breach of fiduciary duty against the individual defendants based on the alleged disclosure of knowingly false information and/or the alleged failure to respond to red flags relating to Hydrafacial's business, operations, and prospects, specifically with respect to the performance of and demand for the Syndeo 1.0 and 2.0 devices. The plaintiff-stockholder further maintains that no demand was made upon the Company's Board of Directors prior to the initiation of the Elstein Derivative Action based on allegations that a majority of the Board of Directors was not disinterested or independent with respect to the fiduciary duty claim, such that demand should be excused as futile. The relief sought in the complaint includes a finding of demand futility, a finding that the individual defendants are liable for breaching their fiduciary duties (as current/former officers and directors), and an award of compensatory damages for harm suffered by the Company and its stockholders for harm allegedly sustained as a result of the alleged fiduciary duty violation.

On May 1, 2024, a derivative complaint was filed in the Delaware Court of Chancery against the Company's former President and Chief Executive Officer, Andrew Stanleick; its former Chief Financial Officer, Liyuan Woo, and current members of the Company's Board of Directors: Brent Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, and Doug Schillinger, with the Company as the nominal defendant. The complaint, styled Richard Montague, derivatively on behalf of The Beauty Health Company v. Andrew Stanleick, Liyuan Woo, Brent Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, and Doug Schillinger, C.A. No. 2024-0463-LWW (Del. Ch.) (the "Montague Derivative Action"), asserts claims for (i) breach of fiduciary duty, (ii) gross mismanagement, (iii) waste of corporate assets, (iv) unjust enrichment, and (v) aiding and abetting against the individual defendants based on allegations that the individual defendants made materially false and/or misleading statements, as well as failing to disclose material adverse facts about the Company's business, operations, and prospects, specifically relating to the Syndeo 1.0 and 2.0 devices. The relief sought in the Montague Derivative Action includes (a) awarding damages for harm suffered by the Company allegedly sustained as a result of the individual defendants' alleged breach of fiduciary duties, gross mismanagement, waste of corporate assets, and unjust enrichment, (b) awarding damages for harm suffered by the Company allegedly sustained as a result of the Company's directors' alleged aiding and abetting of breaching their fiduciary duties, (c) directing the Company to reform and improve its corporate governance and internal procedures, to comply with its existing governance obligations and all applicable laws, and to protect its investors from a recurrence of the alleged damaging events, and (d) awarding the plaintiff-stockholder the costs and disbursements of the Montague Derivative Action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses.

On May 22, 2024, the parties to the Elstein Derivative Action and Montague Derivative Action submitted a Stipulation and Proposed Order Governing Consolidation, Appointment of Lead, and Deadline to Respond to Operative Complaint. On May 24, 2024, Vice Chancellor Will, who was assigned to both the Elstein Derivative Action and the Montague Derivative Action, entered the Stipulation and Order Governing Consolidation, Appointment of Lead, and Deadline to Respond to Operative Complaint (the "Consolidation Order"). Per the Consolidation Order, the Elstein Derivative Action and the Montague Derivative Action were consolidated into a single derivative action, styled In re The Beauty Health Company Consolidated Stockholder Derivative Litigation, C.A. No. 2024-0114-LWW (Del. Ch.) (the "Consolidated Derivative Action"). The Consolidation Order designated the law firms of Gainey McKenna & Egleston and Komlossy Law, P.A. as co-lead counsel for plaintiffs in the Consolidated Derivative Action, and designated the law firm of Cooch and Taylor, P.A. as Delaware counsel for plaintiffs in the Consolidated Derivative Action. Additionally, the Consolidation Order designated the complaint filed in the Elstein Derivative Action as the operative complaint for the Consolidated Derivative Action, further providing that defendants are not obligated to answer or otherwise respond to the complaint filed in the Montague Derivative Action. The Consolidation Order further provided that defendants shall answer or otherwise respond to the complaint filed in the Elstein Derivative Action by August 25, 2024. This response deadline was subsequently vacated, prior to plaintiffs' filing, on September 9, 2024, of their Verified Consolidated Amended Stockholder Derivative Complaint (the "Operative Complaint"). On September 16, 2024, defendants filed their Motion to Dismiss the Operative Complaint, or Alternatively, Stay the Proceedings (the "Motion to Dismiss"). Defendants filed their opening brief in support of their Motion to Dismiss and stay on February 28, 2025. Pursuant to a scheduling order entered by the court, Plaintiffs' answering brief was filed on May 2, 2025, and Defendants' reply brief was filed on June 3, 2025. The parties held a mediation on November 4, 2025 and have reached agreement on terms of a mutually agreeable resolution. The parties are finalizing settlement papers for submission to, and the approval of, the Delaware Court of Chancery.

Securities and Exchange Commission Subpoena

On January 11, 2024, the Company was informed that the SEC is conducting a formal investigation of the Company related to, among other things, the allegations brought against the Company in the Securities Class Action lawsuit. The Company has subsequently received subpoenas from the SEC for the production of documents and information related to its investigation. The Company is in the process of responding to the subpoenas and intends to fully cooperate with the SEC investigation. We cannot predict the duration, scope, or outcome of this matter at this time.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A Common Stock is traded on the Nasdaq Capital Market under the symbol “SKIN.” Prior to May 4, 2021 and before the completion of the Business Combination by and among Vesper Healthcare Acquisition Corp., Hydrate Merger Sub I, Inc., Hydrate Merger Sub II, LLC, LCP Edge Intermediate, Inc., the indirect parent of Edge Systems LLC d/b/a The Hydrafacial Company, and LCP Edge Holdco, LLC, the Class A Common Stock of Vesper Healthcare Acquisition Corp. traded on Nasdaq under the ticker symbol “VSPR.”

Holders

As of March 9, 2026, there were 38 holders of record of our Class A Common Stock. The actual number of stockholders of our Class A Common Stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares of Class A Stock are held in street name by banks, brokers and other nominees.

Dividends

We have not paid any cash dividends on our Class A Common Stock to date. The payment of cash dividends is subject to the discretion of our Board of Directors and may be affected by various factors, including our future earnings, financial condition, capital requirements, share repurchase activity, current and future planned strategic growth initiatives, levels of indebtedness and other considerations our Board of Directors deem relevant.

Recent Sales of Unregistered Securities

None.

Equity Compensation Plan Information

The information concerning our Equity Compensation Plan will be included in the Company’s 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”) under the caption “Equity Compensation Plan Information”, and is incorporated herein by reference.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph



Comparison of Cumulative Total Return
$400
$300
$200
$100
$0
November 2020
December 2020
December 2021
December 2022
December 2023
December 2024
December 2025
The Beauty Health Company Class A Common Stock
S&P 500
S&P Consumer Discretionary Select Sector

The graph above shows the total stockholder return of an investment of $100 cash on November 20, 2020 (the date our Class A Stock began trading on Nasdaq) through December 31, 2025 for (1) our Class A Common Stock, (2) Standard & Poor's ("S&P") 500 Index, and (3) the S&P Consumer Discretionary Select Sector Index. All values assume reinvestment of the full amount of all dividends. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our Class A Common Stock. This graph shall not be deemed "soliciting material" or be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. [Reserved]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this Annual Report on Form 10-K. This section of this Annual Report on Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 are not included in this Annual Report on Form 10-K, and can be found in Part II, Item 7 of the Company’s Annual Report on Form 10-K filed on March 12, 2025 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company Overview

The Beauty Health Company is a global medical aesthetics company delivering an integrated ecosystem of clinically proven solutions designed to help consumers achieve superior skin health and support the success of providers. Anchored by Hydrafacial, a leading and widely requested professional skincare treatment, and supported by complementary offerings including SkinStylus microneedling and HydraScalp powered by Keravive, the Company combines advanced device technology, proprietary consumables, and clinical validation to deliver trusted treatment experiences through an omnichannel network of providers worldwide.

Factors Affecting Our Performance

We remain attentive to economic and geopolitical conditions that may materially impact our business. We continue to explore and implement risk mitigation strategies in the face of these unfolding conditions and remain agile in adapting to changing circumstances. Such conditions have or may have global implications which may impact the future performance of our business in unpredictable ways.

Business and Macroeconomic Conditions

In 2025, we continued to strengthen the foundation of the business while expanding our footprint by selling and placing Delivery Systems worldwide, driving Consumables, investing in our community of providers, partners, and consumers, driving brand awareness, advancing our science-backed innovation product pipeline, and optimizing our global infrastructure. Consumables include serums, solutions, tips, and other products. Although we believe we can be successful in our current operating environment, various factors may impact our business in unpredictable ways such as:

- Global economic conditions, including inflation, recession, changes in foreign currency exchange rates, higher interest rates, and other changes in economic conditions;
- The imposition of tariffs and/or trade restrictions may impact material costs and pricing;
- Changes in applicable laws, regulations, regulatory interpretations, or enforcement policies in countries in which we operate;
- Disruptions in transportation and other supply chain related constraints, such as labor strife in the transportation industry; and
- Issues related to older models of Syndeo and our actions to remediate such issues

We may be able to offset cost pressures through increasing the selling prices of some of our products, increasing value engineering efforts to optimize product costs, increasing the diversification of our suppliers and supplier contracts, increasing natural foreign currency hedging, as applicable, and reducing discretionary spending. However, our pricing actions could have an adverse impact on demand, and may in turn, cause our providers to halt or decrease Delivery Systems and/or Consumables spending, and our actions may not be sufficient to cover unexpected increased costs that we may experience.

Business and macroeconomic factors may also negatively impact, in the short-term or long-term, the global economy, the beauty health industry, our providers and their budgets with us, our business, the Company’s brand reputation, financial condition, and results of operations. We remain attentive to these business and macroeconomic conditions that may materially impact our business, and we continue to explore and implement reporting and quality management systems and risk mitigation strategies in the face of these unfolding conditions to remain agile in adopting to changing circumstances.

China Market

The Company evaluated its global distribution strategy to align its go-to-market strategy with in-market partner capabilities and market opportunity. During the second quarter of 2025, the Company transitioned sales in the China market to a distributor partner, and as a result, the Company has discontinued direct sales to customers in China.

Components of our Results of Operations

Net Sales

The Company generates revenue through manufacturing and selling Delivery Systems. In conjunction with the sale of Delivery Systems, the Company also sells its Consumables. Original Consumables are sold solely and exclusively by the Company and our authorized retailers and are available for purchase separately from the purchase of Delivery Systems. For both Delivery Systems and Consumables, revenue is recognized upon transfer of control to the customer, which generally takes place at the point of shipment.

Cost of Sales

Costs of sales primarily consists of Delivery Systems and Consumables product costs, including the cost of materials, labor costs, overhead, depreciation and amortization of developed technology, shipping and handling costs, and the costs associated with excess and obsolete inventory.

Selling and Marketing

Selling and marketing expense primarily consists of personnel-related expenses, sales commissions, travel costs, training, and advertising expenses incurred in connection with the sale of our products. Selling and marketing expense as a percentage of net sales may fluctuate from period to period based on net sales, and the timing of our investments in our sales and marketing functions may vary in scope and scale over future periods.

Research and Development

Research and development expense primarily consists of personnel-related expenses, tooling and prototype materials, technology investments, and other expenses incurred in connection with the development of new products and internal technologies.

General and Administrative

General and administrative expense primarily consists of personnel-related expenses, credit card and wire fees, and facilities-related costs primarily for our executive, corporate affairs, finance, accounting, legal, human resources, and information technology (“IT”) functions. General and administrative expense also includes fees for professional services principally comprising legal, audit, tax and accounting services, and insurance.

Interest Expense

Interest expense consists of interest accrued on the Company’s Notes and amortization of debt issuance costs relating to the Notes. The 2026 Notes mature on October 1, 2026 and accrue interest at a rate of 1.25% per annum. The 2028 Notes mature on November 15, 2028 and accrue interest at a rate of 7.95% per annum. Debt issuance costs are being amortized over the term of the Notes using the effective interest method. If the Notes are repurchased, redeemed, or converted prior to the maturity date, the interest on the Notes would no longer be accrued and the amortization of debt issuance costs would be accelerated for the portion of the Notes which are repurchased, redeemed, or converted.

Interest Income

Interest income primarily consists of interest earned from investments in money market funds that the Company classifies as cash equivalents. Interest income, as a percentage of revenue, will fluctuate period to period along with fluctuations in interest rates, which are not related to normal business operations.

Change in Fair Value of Warrant Liabilities

In October 2020, in connection with Vesper's initial public offering, the Company issued 9,333,333 warrants to purchase shares of the Company's Class A common stock at $11.50 per share (the "Private Placement Warrants"), to BLS Investor Group LLC, which will expire five years after the Business Combination. The Private Placement Warrants are accounted for as liabilities on the Consolidated Balance Sheets and measured at fair value at inception and on a recurring basis. The fair value of the Private Placement Warrants was determined using a Monte Carlo simulation model. Changes in fair value of warrant liabilities as a percentage of revenue will fluctuate period to period along with fluctuations in fair value, which are not related to normal business operations.

Foreign Currency Transaction (Gain) Loss, Net

Foreign currency transaction gains and losses are generated by intercompany balances and transactions denominated in other currencies other than the functional currency of the entity. Foreign currency transaction gains and losses as a percentage of revenue will fluctuate period to period along with fluctuations in exchange rates, which are not related to normal business operations.

Income Tax Expense (Benefit)

The provision for income taxes consists of income taxes related to federal, state and foreign jurisdictions in which we conduct business.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of net sales for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. The results of operations data for the years ended December 31, 2025 and December 31, 2024 have been derived from the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Amounts and percentages may not foot due to rounding.

Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024

	Year Ended December 31,			
(Dollars in millions)	**2025**	**% of Net Sales**	**2024**	**% of Net Sales**
Net sales	$ 300.8	100.0 %	$ 334.3	100.0 %
Cost of sales	104.4	34.7	152.0	45.5
Gross profit	196.4	65.3	182.3	54.5
Operating expenses				
Selling and marketing	93.6	31.1	118.3	35.4
Research and development	5.6	1.9	6.3	1.9
General and administrative	117.9	39.2	125.5	37.5
Total operating expenses	217.2	72.2	250.1	74.8
Loss from operations	(20.8)	(6.9)	(67.8)	(20.3)
Interest expense	19.3	6.4	10.4	3.1
Interest income	(9.0)	(3.0)	(16.6)	(5.0)
Other income, net	(18.9)	(6.3)	(33.6)	(10.0)
Change in fair value of warrant liabilities	(0.5)	(0.2)	(3.1)	(0.9)
Foreign currency transaction (gain) loss, net	(5.8)	(1.9)	4.6	1.4
Loss before provision for income taxes	(5.9)	(2.0)	(29.6)	(8.8)
Income tax expense (benefit)	3.6	1.2	(0.5)	(0.1)
Net loss	$ (9.5)	(3.2)%	$ (29.1)	(8.7)%

Net Sales

(Dollars in millions)	Year Ended December 31, 2025	2024	Change Amount	%
Net sales				
Delivery Systems	$ 88.1	$ 125.4	$ (37.3)	(29.8)%
Consumables	212.7	208.9	3.8	1.8%
Total net sales	$ 300.8	$ 334.3	$ (33.5)	(10.0)%
Percentage of net sales				
Delivery Systems	29.3%	37.5%		
Consumables	70.7%	62.5%		
Total	100.0%	100.0%		

Total net sales for the year ended December 31, 2025, decreased $33.5 million, or 10.0%, compared to the year ended December 31, 2024. Delivery Systems net sales for the year ended December 31, 2025, decreased $37.3 million, or 29.8%, compared to the year ended December 31, 2024, with decreases across all regions. Delivery Systems net sales were negatively impacted globally by unfavorable macroeconomic and credit conditions.

Consumables net sales for the year ended December 31, 2025, increased $3.8 million, or 1.8%, compared to the year ended December 31, 2024. The increase in Consumables net sales was primarily attributable to increased placements of Delivery Systems and the adjoining consumption of Consumables during the year ended December 31, 2025, and price increases, partially offset by declines related to the China transition to a distributor partner.

Cost of Sales, Gross Profit, and Gross Margin

(Dollars in millions)	Year Ended December 31, 2025	2024	Change Amount	%
Cost of sales	$ 104.4	$ 152.0	$ (47.6)	(31.3)%
Gross profit	$ 196.4	$ 182.3	$ 14.1	7.7%
Gross margin	65.3 %	54.5 %		

Cost of sales for the year ended December 31, 2025 decreased by $47.6 million, or 31.3%, compared to the year ended December 31, 2024. The decrease is primarily due to lower inventory-related charges and net sales. Cost of sales for the year ended December 31, 2024 include $28.0 million of inventory charges for discontinued, excess, or obsolete inventory, including the write-down of Delivery System inventory to its net realizable value and the write-off of excess raw materials, and also approximately $8 million of manufacturing optimization related costs. Gross margin increased to 65.3% for the year ended December 31, 2025 from 54.5% for the year ended December 31, 2024, primarily due to lower inventory related charges and favorable mix shift towards consumable net sales, partially offset by lower average selling price of equipment net sales.

Operating Expenses

Selling and Marketing

(Dollars in millions)	Year Ended December 31, 2025	2024	Change Amount	%
Selling and marketing	$ 93.6	$ 118.3	$ (24.7)	(20.9)%
As a percentage of net sales	31.1 %	35.4 %		

Selling and marketing expense for the year ended December 31, 2025 decreased $24.7 million, or 20.9%, compared to the year ended December 31, 2024. The decrease is primarily driven by lower personnel-related expenses, including share-based compensation expense and sales commission expense, and lower marketing-related spend, and depreciation and amortization expense.

Research and Development

(Dollars in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change Amount	Change %
Research and development	$ 5.6	$ 6.3	$ (0.7)	(10.6)%
As a percentage of net sales	1.9 %	1.9 %		

Research and development expense for the year ended December 31, 2025 decreased $0.7 million, or 10.6%, compared to the year ended December 31, 2024. The decrease is primarily driven by lower personnel-related expenses, partially offset by higher other professional services expenses.

General and Administrative

(Dollars in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change Amount	Change %
General and administrative	$ 117.9	$ 125.5	$ (7.5)	(6.0)%
As a percentage of net sales	39.2 %	37.5 %		

General and administrative expense for the year ended December 31, 2025 decreased $7.5 million, or 6.0%, compared to the year ended December 31, 2024. The decrease is primarily driven by lower personnel-related expenses, including share-based compensation expense, depreciation expense, and other general corporate spend, and bad debt recoveries. The decrease is partially offset by higher legal fees, amortization expense, and severance expense.

Interest Expense, Interest Income, Change in Fair Value of Warrant Liabilities, and Other Income, Net

(Dollars in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change Amount	Change %
Interest expense	$ 19.3	$ 10.4	$ 8.9	85.6 %
Interest income	$ (9.0)	$ (16.6)	$ 7.7	(46.2)%
Change in fair value of warrant liabilities	$ (0.5)	$ (3.1)	$ 2.6	(84.1)%
Other income, net	$ (18.9)	$ (33.6)	$ 14.6	N/M
N/M - Not meaningful				

Interest expense for the year ended December 31, 2025 increased $8.9 million compared to the year ended December 31, 2024, primarily due to interest and amortization of debt issuance costs related to the 2028 Notes, partially offset by lower outstanding balances related to the 2026 Notes.

Interest income for the year ended December 31, 2025 decreased $7.7 million compared to the year ended December 31, 2024, primarily due to lower average invested balances during the year ended December 31, 2025.

During the year ended December 31, 2025, the Company recognized income of $0.5 million related to the change in the fair value of the warrant liabilities, as compared to income of $3.1 million during the year ended December 31, 2024, driven primarily by the fluctuation of the price of the Class A Common Stock underlying the Private Placement Warrants.

Other income, net for the year ended December 31, 2025 included $18.1 million net gain related to the exchange and repurchases of the 2026 Notes. Other income, net for the year ended December 31, 2024 included $33.4 million net gain related to the repurchase of the 2026 Notes.

Liquidity and Capital Resources

Our primary sources of capital have been (i) cash flow from operating activities, (ii) net proceeds received from the consummation of the Business Combination, (iii) net proceeds received from the Notes, and (iv) net proceeds received from the exercise of public and private placement warrants. As of December 31, 2025, we had cash, cash equivalents, and restricted cash of $232.7 million.

Our operating cash flows result primarily from cash received from sales of Delivery Systems and Consumables, offset primarily by cash payments made for products and services, employee compensation, payment processing and related transaction costs, operating leases, marketing expenses, and interest payments for our Notes. Cash received from our customers and other activities generally corresponds to our net sales.

Our sources of liquidity and cash flows are used to fund ongoing operations, research and development projects for new products, services, and technologies, and provide ongoing support services for our providers and customers. As part of our business strategy, we occasionally evaluate potential acquisitions of businesses and products and technologies. Accordingly, a portion of our available cash may be used at any time for the acquisition of complementary products, services, or businesses. Such potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our current operations, or expand into new markets. Furthermore, we cannot provide assurances that additional financing will be available to us in any required time frame and on commercially reasonable terms, if at all.

Capital expenditures for property and equipment and intangible assets for the year ended December 31, 2025 were $5.2 million. Based on our sources of capital, management believes that we have sufficient liquidity to satisfy our anticipated working capital requirements for our ongoing operations and obligations for at least the next 12 months. However, we will continue to evaluate our capital expenditure needs based upon factors including, but not limited to, our rate of revenue growth, potential acquisitions, the timing and amount of spending on research and development, growth in sales and marketing activities, the timing of new product launches, timing and investments needed for international expansion, the continuing market acceptance of the Company's products and services, expansion, and overall economic conditions.

We may, from time to time, seek to redeem or repurchase our outstanding debt or equity securities through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. For information regarding the Company's exchange and repurchases of its Notes during the year ended December 31, 2025, see Note 7, Long-Term Debt, to the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional information.

If cash generated from operations is insufficient to satisfy our capital requirements, we may have to sell additional equity or debt securities or obtain expanded credit facilities to fund our operating expenses. The sale of additional equity would result in additional dilution to our stockholders. Also, the incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event such additional capital is needed in the future, there can be no assurance that such capital will be available to us, or, if available, that it will be in amounts and on terms acceptable to us. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected. However, if cash flows from operations become insufficient to continue operations at the current level, and if no additional capital were obtained, then management would restructure the Company in a way to preserve our business while maintaining expenses within operating cash flows.

Notes

2026 Notes

On September 14, 2021, the Company issued an aggregate of $750.0 million in principal amount of its 2026 Notes. The 2026 Notes were issued pursuant to, and are governed by, an indenture dated as of September 14, 2021, between the Company and U.S. Bank National Association, as trustee. The 2026 Notes accrue interest at a rate of 1.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, which began on April 1, 2022. The 2026 Notes will mature on October 1, 2026, unless earlier repurchased, redeemed or converted. Before April 1, 2026, noteholders have the right to convert their Notes only upon the occurrence of certain events. From and after April 1, 2026, noteholders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. We will settle conversions by paying or delivering, as applicable, cash, shares of our Class A Common Stock or a combination of cash and shares of our Class A Common Stock, at our election. The initial conversion rate is 31.4859 shares of Class A Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $31.76 per share of Class A Common Stock.

During the year ended December 31, 2024, the Company repurchased $192.3 million principal amount of the 2026 Notes for $156.1 million, and recognized a net gain of $33.4 million, which includes $2.8 million of unamortized debt issuance costs related to the repurchase.

During the year ended December 31, 2025, the Company repurchased $20.0 million principal amount of the 2026 Notes for $18.4 million, and recognized a net gain of $1.5 million, which includes $0.1 million of unamortized debt issuance costs related to the repurchase.

Additionally, in February 2026, the Company repurchased $21.3 million principal amount of the 2026 Notes at a weighted-average price equal to 94.875% for $20.2 million.

2028 Notes

On May 21, 2025, the Company entered into privately negotiated exchange agreements (the "Exchange Agreements") with certain holders (the "Exchanging Holders") of the 2026 Notes (the "Existing Notes"). Pursuant to the Exchange Agreements, the Company exchanged and repurchased $413.2 million aggregate principal amount of the Existing Notes. Of the $413.2 million aggregate principal amount of the 2026 Notes, $263.2 million principal amount were exchanged at a weighted-average price equal to 95% for $250.0 million principal amount of new 7.95% Convertible Senior Secured Notes due November 15, 2028, and $150.1 million principal amount were repurchased at a weighted-average price equal to 95% for $142.6 million. The exchange and repurchase resulted in a net gain of $16.6 million, which includes $3.1 million of unamortized debt issuance costs and $0.9 million of other related fees.

The 2028 Notes accrue interest at a rate of 7.95% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2025. The 2028 Notes will mature on November 15, 2028, unless earlier repurchased, redeemed or converted. Subject to certain restrictions, noteholders may convert their 2028 Notes at any time at their election until the close of business on the second scheduled trading day immediately before November 15, 2028. The initial conversion rate is 349.6503 shares of Class A Common Stock per $1,000 principal amount of 2028 Notes, which represents an initial conversion price of approximately $2.86 per share of Class A Common Stock.

The net gain recognized related to the exchange and repurchases of the Notes is included in other income, net in the Condensed Consolidated Statements of Comprehensive Income (Loss).

See Note 7 – Long-term Debt, to the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional information with respect to the Notes.

Known Trends or Uncertainties

The majority of our customers operate within the medical industry (dermatologists and plastic surgeons), esthetician industry, and beauty retail industry. Although we have not seen any significant reduction in revenues to date due to consolidations, we have seen some consolidation in these industries during economic downturns. These consolidations have not had a negative effect on our total net sales; however, should consolidations and downsizing in the industries continue to occur, those events could adversely impact our revenues and earnings going forward.

In addition, we continue to face macroeconomic challenges such as the possibility of recession or financial market instability, and the impact of any governmental actions on the economy, such as tariffs and/or trade restrictions. These factors may adversely impact consumers, business, and government spending as well as our customers' ability to pay for our products and services on an ongoing basis.

If economic and social conditions or the degree of uncertainty or volatility worsen, or the adverse conditions previously described are further prolonged, our revenues could be adversely affected. Macroeconomic challenges and credit conditions have negatively impacted our revenues in 2025. We are continuing to monitor these and other risks that may affect our business so that we can respond appropriately. Negative trends in our financial performance or financial condition may result in a sustained decline in our stock price, which may result in a triggering event necessitating an interim goodwill impairment assessment and potential goodwill impairment.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the Company’s contractual obligations and other commercial commitments as of December 31, 2025. In regards to future capital expenditures, we intend to use cash-on-hand and cash from operations to help satisfy future requirements.

	Payments Due by Fiscal Period				
(Dollars in millions)	**Total**	**Less Than 1 Year**	**1-3 years**	**3-5 Years**	**More than 5 Years**
2026 Notes [1]	$ 124.5	$ 124.5	$ —	$ —	$ —
2028 Notes [2]	250.0	—	250.0	—	—
Interest on Notes [1] [2]	61.2	21.4	39.8	—	—
Operating leases [3]	15.6	5.7	5.7	2.2	2.0
Purchase of inventory, service, and other	20.3	19.9	0.4	—	—
Total contractual obligations	$ 471.6	$ 171.5	$ 295.9	$ 2.2	$ 2.0

(1) The 2026 Notes mature on October 1, 2026 and are due either in cash or shares of the Company’s Class A Common Stock. From and after April 1, 2026, noteholders may convert their 2026 Notes into shares of Class A Common Stock until the close of business on the second scheduled trading day immediately before October 1, 2026.

(2) The 2028 Notes mature on November 15, 2028 and are due either in cash or shares of the Company’s Class A Common Stock. The noteholders may convert their 2028 Notes at any time into shares of Class A Common Stock until the close of business on the second scheduled trading day immediately before November 15, 2028.

(3) Subsequent to December 31, 2025, the Company amended the terms of its principal executive office lease agreement to expire in November 2032, which will result in an increase to its future operating lease payments by approximately $14 million.

Cash Flows

The following table summarizes the activities from our statements of cash flows. Amounts may not foot due to rounding.

(Dollars in millions)	Year Ended December 31, 2025	2024
Cash, cash equivalents, and restricted cash at beginning of period	$ 370.1	$ 523.0
Operating activities:		
Net loss	(9.5)	(29.1)
Non-cash adjustments	36.6	72.6
Changes in working capital	10.4	(27.4)
Net cash provided by operating activities	37.5	16.1
Net cash used for investing activities	(5.2)	(6.8)
Net cash used for financing activities	(174.9)	(158.3)
Net change in cash, cash equivalents, and restricted cash	(142.6)	(149.0)
Effect of foreign currency translation	5.2	(4.0)
Cash, cash equivalents, and restricted cash at end of period	$ 232.7	$ 370.1

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was $37.5 million, as compared to $16.1 million for the year ended December 31, 2024. The change in cash provided by operating activities was primarily related to changes in working capital, net loss, and non-cash adjustments. The current year net loss and non-cash adjustments include $18.1 million of net gain related to the exchange and repurchases of the 2026 Notes. The prior year net loss and non-cash adjustments include $33.4 million of net gain related to the repurchases of the 2026 Notes and the prior year changes in working capital include the impact of the costs associated with the Syndeo Program of $21.0 million.

Investing Activities

Net cash used for investing activities for the year ended December 31, 2025 was $5.2 million, as compared to $6.8 million for the year ended December 31, 2024. The change in cash used for investing activities was due to lower capital expenditures during the year ended December 31, 2025.

Financing Activities

Net cash used for financing activities for the year ended December 31, 2025 was $174.9 million, as compared to $158.3 million for the year ended December 31, 2024. The cash used for financing activities for the year ended December 31, 2025 was primarily related to the exchange and repurchases of the Company's 2026 Notes. The cash used for financing activities for the year ended December 31, 2024 was primarily related to the repurchases of the Company's 2026 Notes.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders' equity, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Revenue Recognition

Management's Policy: In accordance with ASC 606, *Revenue from Contracts with Customers*, we determine the amount of revenue to be recognized through application of the following steps:

- Identify the customer contract;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue as the performance obligations are satisfied.

Subjective Estimates and Judgements: The determination of the reduction of the transaction price for noncash consideration received related to the Company's trade-in program requires that we make certain estimates and assumptions that affect the timing and amounts of revenue recognized. We estimate the noncash consideration based on the Company's historical experience of reselling refurbished Delivery Systems. As a result, the noncash consideration represents the estimated selling price, less the cost to refurbish the inventory and the expected margin to be earned on the refurbishment, along with the expected margin to be earned on the selling effort. The Company recognized revenue based on the estimated fair value of such Delivery Systems for the year ended December 31, 2023 of approximately $17 million. No trade-in revenue was recognized for the years ended December 31, 2025 and 2024.

Impact if Actual Results Differ from Estimates and Judgements: If changes in market conditions result in reductions in the estimated reselling price below its previous estimates, the Company would decrease its basis in the trade-in Delivery Systems in the period in which it made such a determination. During the year ended December 31, 2024, the Company recognized approximately $7 million of inventory charges related to the write-down of trade-in Delivery Systems to its net realizable value. If the actual selling price of the refurbished Delivery Systems are higher than the estimated reselling price, the difference would result in an increase in gross profit in the periods the refurbished Delivery Systems are sold.

Goodwill and Intangible Assets

Management's Policy: Intangible assets primarily consist of developed technology, capitalized software, customer relationships and trademarks and are amortized on a straight-line basis over the estimated useful life of the asset. We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is recorded as the difference between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized but is evaluated for impairment at least annually or more frequently if indicators of impairment are present or changes in circumstances suggest that impairment may exist.

Subjective Estimates and Judgements: We will use industry accepted valuation models to estimate the fair value for impairment testing. The fair value calculation requires significant judgments in determining the assets' fair value. The key estimates and factors used in the valuation models may include, as applicable, the most recent price of our Class A common stock, fair value of our Notes, revenue growth rates and profit margins based on internal forecasts, weighted average cost of capital used to discount future cash flows, comparable market multiples for the industry segment, and historical operating trends. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in actual and expected consumer consumption and demands, could result in changes to these assumptions and judgments. If these assumptions differ materially from future results, we may record impairment charges in the future.

Impact if Actual Results Differ from Estimates and Judgements: Changes in qualitative factors assessed, changes to assumptions used in the impairment test, selection and weighting of the various fair value techniques, and downturns in economic or business conditions, could have a significant adverse impact on the carrying value of goodwill and intangible assets and could result in impairment losses which could have a material impact on our financial condition and earnings.

Inventories

Management’s Policy: Inventories are stated at the lower of cost (determined using the average cost method which approximates the first-in, first-out method) or net realizable value.

Subjective Estimates and Judgements: Obsolete inventory or inventory in excess of management’s estimated usage is written-down to its estimated net realizable value. Inherent in the net realizable value are management’s estimates related to economic trends, future demand for products, and technological obsolescence of our products.

Impact if Actual Results Differ from Estimates and Judgements: If the assumptions around future demand for our inventory are more optimistic than actual future results, the net realizable value calculated using these assumptions may be overstated, resulting in an overstatement of the inventory balance.

Income Taxes

Management’s Policy: We use the asset-and-liability method for income taxes. Under this approach, deferred tax assets and liabilities arise from differences between the financial statement carrying amounts and tax bases of assets and liabilities, as well as operating loss and tax credit carryforwards. These are measured using enacted tax rates expected to be in effect when the differences reverse. Any change in tax rates is recognized in income in the period of enactment.

Subjective Estimates and Judgements: We assess the need for valuation allowances to reduce deferred tax assets to amounts that are more likely than not to be realized. This requires significant judgment. As of December 31, 2025, due to cumulative pre-tax losses, we do not rely on projected income to support the realization of deferred tax assets. Instead, we consider the reversal of taxable temporary differences as a source of income for realizing these assets.

For uncertain tax positions, we evaluate whether they meet the “more-likely-than-not” threshold for sustaining upon examination by tax authorities. Positions that do not meet this threshold are recorded as a tax expense. We reassess these positions based on changes in facts, tax law interpretations, audit outcomes, or statute expirations. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense.

Impact if Actual Results Differ from Estimates and Judgments: While we believe our estimates and judgments are reasonable, actual results may differ. If we are unable to realize all or part of our deferred tax assets or if a tax position is overturned by a taxing authority, we may need to adjust the valuation allowance, affecting income tax expense and potentially our earnings.

Recent Accounting Pronouncements

See Note 2 - Summary of Significant Accounting Policies to the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a discussion about new accounting pronouncements adopted and not yet adopted.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our exposure to changes in interest rates relates primarily to our investment portfolio. We monitor our cost of borrowing, taking into account our funding requirements, and our expectations for short-term rates in the future. While we are exposed to global interest rate fluctuations, we are most affected by fluctuations in U.S. interest rates. Changes in U.S. interest rates affect the interest earned on our cash, cash equivalents, restricted cash and marketable securities and the fair value of those securities.

Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We use a combination of internal and external management to execute our investment strategy and achieve our investment objectives. We typically invest in highly rated securities, with the primary objective of minimizing the potential risk of principal loss. Our investment policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio assuming a 100 basis point parallel shift in the yield curve. If a hypothetical 100 basis points increase was applied to our investment positions at the balance sheet date, it would result in approximately $1 million and $3 million increase in the fair market value of the portfolio as of December 31, 2025 and 2024, respectively.

Our debt obligations related to the Notes are long-term in nature with fixed interest rates.

Foreign Currency Risk

Our reporting currency is the U.S. dollar. Due to our international operations, we have foreign currency risks related to revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro, Chinese renminbi, British pound sterling, Mexican peso, and Australian dollar. Our international sales contracts are primarily denominated in the local currency of the customer making the purchase. In addition, a portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies. Increases in the relative value of the U.S. dollar to other currencies (e.g., unfavorable movement in the exchange rate between the U.S. dollar and the currencies in which we conduct sales in foreign countries) will negatively affect our revenue and net operating results as expressed in U.S. dollars. For the purpose of analyzing foreign currency exchange risk, we considered the historical trends in foreign currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 10% could be experienced. If an adverse 10% foreign currency exchange rate change was applied to total monetary assets and liabilities denominated in currencies other than the functional currencies at the balance sheet date, it would have resulted in an adverse effect on income before income taxes of approximately $4 million and $6 million for the years ended December 31, 2025 and 2024, respectively.

We have experienced and may continue to experience fluctuations in net loss as a result of foreign currency transaction gains or losses related to remeasuring monetary asset and liability balances denominated in currencies other than the functional currency of the entities in which they are recorded. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

While we are not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates.

Inflation Risk

Inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced the effects of inflation during the periods covered by this Annual Report on Form 10-K on our results of operations and financial condition, and we expect to experience other effects, such as additional cost increases in the near future if inflation continues to persist. Additionally, because we purchase materials from our suppliers, we may be adversely impacted by their inability to adequately mitigate inflationary, industry, or economic pressures.

Furthermore, although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	102
Consolidated Balance Sheets	104
Consolidated Statements of Comprehensive Income (Loss)	105
Consolidated Statements of Stockholders' Equity	106
Consolidated Statements of Cash Flows	107
Notes to Consolidated Financial Statements	108

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Beauty Health Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Beauty Health Company and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories — Provision for obsolete and excess inventory – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

Inventories are stated at the lower of cost or net realizable value. The Company estimates the net realizable value and makes a provision as necessary based on economic trends, future demand for products, and technological obsolescence to value goods that are obsolete or in excess. As of December 31, 2025, the Company's inventories balance was $48.0 million.

We identified the provision for obsolete and excess inventories as a critical audit matter because of the significant judgment required by management in developing its assumptions about future demand for products. Testing management's assumptions and estimates used in calculating the provision required a high degree of auditor judgment and the use of more experienced audit professionals.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing the provision for obsolete and excess inventories included the following, among others:

- We tested the operating effectiveness of internal controls over management's review of the provision for obsolete and excess inventories.
- We observed the physical condition of inventories during physical inventory counts.
- We performed a retrospective review on the prior year provision for obsolete and excess inventories by considering current year write-off activity.
- We compared on-hand inventories to current year sales to assess the projected future demand and to identify potential indicators of excess inventory.
- For a sample of inventory products, we estimated the future demand based on historical usage, and compared the projected sell through to the quantity on hand, including consideration of expiration dates, if applicable.
- We corroborated the assumptions with individuals outside of the accounting department to identify whether any changes in the business would impact the future demand, based on economic trends and technological obsolescence.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 12, 2026

We have served as the Company's auditor since 2020.

THE BEAUTY HEALTH COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash, cash equivalents, and restricted cash	$ 232,673	$ 370,063
Accounts receivable, net of allowances for estimated credit losses of $6,022 and $9,597 at December 31, 2025 and December 31, 2024, respectively	21,741	27,643
Inventories	48,012	69,113
Income tax receivable	1,696	818
Prepaid expenses and other current assets	5,395	9,487
Total current assets	309,517	477,124
Property and equipment, net	2,538	5,978
Right-of-use assets, net	11,570	13,590
Intangible assets, net	35,763	47,512
Goodwill	126,621	123,499
Deferred income tax assets, net	1,925	3,894
Other assets	11,869	14,086
TOTAL ASSETS	$ 499,803	$ 685,683
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of convertible senior notes, net	$ 123,959	$ —
Accounts payable	15,631	21,941
Accrued payroll-related expenses	24,947	17,636
Lease liabilities, current	5,128	5,147
Income tax payable	1,226	3,426
Other accrued expenses	15,384	20,002
Total current liabilities	186,275	68,152
Lease liabilities, non-current	9,238	10,813
Deferred income tax liabilities, net	393	396
Convertible senior notes, net	240,431	552,198
Other long-term liabilities	2,410	2,321
Total liabilities	438,747	633,880
Commitments and Contingencies (Note 8)		
Stockholders' equity:		
Class A Common Stock, $0.0001 par value; 320,000,000 shares authorized; 127,520,823 and 124,924,185 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	13	12
Additional paid-in capital	579,961	566,709
Accumulated other comprehensive loss	(1,434)	(6,953)
Accumulated deficit	(517,484)	(507,965)
Total stockholders' equity	61,056	51,803
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 499,803	$ 685,683

The accompanying notes are an integral part of these consolidated financial statements.

THE BEAUTY HEALTH COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except for share and per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Net sales	$ 300,790	$ 334,294	$ 397,991
Cost of sales	104,426	151,998	242,878
Gross profit	196,364	182,296	155,113
Operating expenses:			
Selling and marketing	93,590	118,311	144,496
Research and development	5,628	6,296	10,102
General and administrative	117,949	125,463	131,432
Total operating expenses	217,167	250,070	286,030
Loss from operations	(20,803)	(67,774)	(130,917)
Interest expense	19,326	10,412	13,649
Interest income	(8,954)	(16,644)	(23,173)
Other income, net	(18,931)	(33,563)	(5,200)
Change in fair value of warrant liabilities	(487)	(3,067)	(11,919)
Foreign currency transaction (gain) loss, net	(5,819)	4,638	(2,385)
Loss before provision for income taxes	(5,938)	(29,550)	(101,889)
Income tax expense (benefit)	3,581	(452)	(1,773)
Net loss	(9,519)	(29,098)	(100,116)
Comprehensive loss, net of tax:			
Foreign currency translation adjustments	5,519	(3,917)	1,494
Comprehensive loss	$ (4,000)	$ (33,015)	$ (98,622)
Net loss per share			
Basic	$ (0.08)	$ (0.23)	$ (0.76)
Diluted	$ (0.16)	$ (0.36)	$ (0.76)
Weighted average common stock outstanding			
Basic	126,378,509	123,827,372	131,680,605
Diluted	135,798,202	142,492,575	131,680,605

The accompanying notes are an integral part of these consolidated financial statements.

THE BEAUTY HEALTH COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except for share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
BALANCE, December 31, 2022	132,214,695	$ 14	$ 550,320	$ (4,530)	$ (378,751)	$ 167,053
Net loss	—	—	—	—	(100,116)	(100,116)
Repurchase and retirement of common stock	(10,350,749)	(2)	(30,455)	—	—	(30,457)
Accelerated share repurchase payment	—	—	(2,240)	—	—	(2,240)
Issuance of common stock in connection with asset acquisition	109,625	—	1,310	—	—	1,310
Issuance of common stock pursuant to equity compensation plan	1,039,176	—	—	—	—	—
Issuance of common stock relating to employee stock purchase plan	241,342	—	3,036	—	—	3,036
Shares withheld for tax withholdings on vested stock awards	(355,087)	—	(3,234)	—	—	(3,234)
Share-based compensation	—	—	22,544	—	—	22,544
Foreign currency translation adjustment	—	—	—	1,494	—	1,494
BALANCE, December 31, 2023	122,899,002	$ 12	$ 541,281	$ (3,036)	$ (478,867)	$ 59,390
Net loss	—	—	—	—	(29,098)	(29,098)
Issuance of common stock pursuant to equity compensation plan	2,407,671	—	—	—	—	—
Issuance of common stock relating to employee stock purchase plan	373,245	—	629	—	—	629
Shares withheld for tax withholdings on vested stock awards	(755,733)	—	(1,897)	—	—	(1,897)
Share-based compensation	—	—	26,696	—	—	26,696
Foreign currency translation adjustment	—	—	—	(3,917)	—	(3,917)
BALANCE, December 31, 2024	124,924,185	$ 12	$ 566,709	$ (6,953)	$ (507,965)	$ 51,803
Net loss	—	—	—	—	(9,519)	(9,519)
Issuance of common stock pursuant to equity compensation plan	3,658,904	—	—	—	—	—
Shares withheld for tax withholdings on vested stock awards	(1,062,266)	—	(1,572)	—	—	(1,572)
Share-based compensation	—	—	14,824	—	—	14,824
Foreign currency translation adjustment	—	—	—	5,519	—	5,519
BALANCE, December 31, 2025	127,520,823	$ 13	$ 579,961	$ (1,434)	$ (517,484)	$ 61,056

The accompanying notes are an integral part of these consolidated financial statements.

THE BEAUTY HEALTH COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net loss	$ (9,519)	$ (29,098)	$ (100,116)
Adjustments to reconcile net loss to net cash from operating activities			
Share-based compensation	14,824	26,696	22,544
Amortization of intangible assets	16,988	19,537	20,907
Depreciation of property and equipment	3,848	9,940	11,332
Amortization of other assets	4,513	4,203	2,436
Amortization of debt issuance costs	3,636	3,319	4,229
Inventory write-down	7,219	28,041	18,272
Syndeo inventory write-down	—	—	19,568
Provision for estimated credit losses	2,067	5,134	5,153
Change in fair value of warrant liabilities	(487)	(3,067)	(11,919)
Gain on exchange and repurchases of convertible senior notes, net	(18,089)	(33,411)	—
Deferred income taxes	2,219	(3,748)	(1,079)
Other, net	(107)	15,981	7,067
Changes in operating assets and liabilities:			
Accounts receivable	5,162	20,804	16,520
Inventories	15,792	(10,500)	(22,617)
Prepaid expenses, other current assets, and income tax receivable	3,423	15,479	(6,951)
Accounts payable, accrued expenses, and income tax payable	(7,179)	(43,776)	44,001
Other, net	(6,825)	(9,400)	(7,597)
Net cash provided by operating activities	37,485	16,134	21,750
Cash flows from investing activities:			
Cash paid for intangible assets	(4,860)	(6,038)	(9,224)
Cash paid for property and equipment	(303)	(756)	(3,825)
Cash paid for asset acquisitions	—	—	(18,458)
Net cash used for investing activities	(5,163)	(6,794)	(31,507)
Cash flows from financing activities:			
Repurchase of 2026 Notes in connection with exchange	(392,583)	—	—
Issuance of 2028 Notes in connection with exchange, net	237,601	—	—
Repurchase of 2026 Notes	(18,372)	(156,082)	—
Payment of tax withholdings on vested stock awards	(1,572)	(1,957)	(3,234)
Repurchase of common stock	—	—	(30,155)
Payment of accelerated share repurchases	—	—	(2,240)
Payment of contingent considerations related to acquisitions	—	—	(1,819)
Other, net	—	(302)	—
Net cash used for financing activities	(174,926)	(158,341)	(37,448)
Net change in cash, cash equivalents, and restricted cash	(142,604)	(149,001)	(47,205)
Effect of foreign currency translation on cash	5,214	(3,961)	2,033
Cash, cash equivalents, and restricted cash beginning of period	370,063	523,025	568,197
Cash, cash equivalents, and restricted cash end of period	$ 232,673	$ 370,063	$ 523,025

Supplemental disclosures of cash flow information and non-cash investing activities:			
Cash paid for interest	$ 14,440	$ 8,014	$ 9,375
Class A Common Stock issued for asset acquisition	—	—	1,310

The accompanying notes are an integral part of these consolidated financial statements

THE BEAUTY HEALTH COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business

The Beauty Health Company (the "Company") is a global medical aesthetics company delivering an integrated ecosystem of clinically proven solutions designed to help consumers achieve superior skin health and support the success of providers. Anchored by Hydrafacial, a leading and widely requested professional skincare treatment, and supported by complementary offerings including SkinStylus microneedling and HydraScalp powered by Keravive, the Company combines advanced device technology, proprietary consumables, and clinical validation to deliver trusted treatment experiences through an omnichannel network of providers worldwide.

Historical Information

The Company (f.k.a. Vesper Healthcare Acquisition Corp.) was incorporated in the State of Delaware on July 8, 2020. On May 4, 2021, we consummated the business combination pursuant to that certain Agreement and Plan of Merger, dated December 8, 2020, by and among Vesper Healthcare Acquisition Corp. ("Vesper Healthcare"), Hydrate Merger Sub I, Inc. ("Merger Sub I"), Hydrate Merger Sub II, LLC ("Merger Sub II"), LCP Edge Intermediate, Inc., the indirect parent of HydraFacial LLC, f.k.a. Edge Systems LLC ("Hydrafacial"), and LCP Edge Holdco, LLC ("LCP," or "Former Parent," and, in its capacity as the stockholders' representative, the "Stockholders' Representative") (the "Merger Agreement"), which provided for: (a) the merger of Merger Sub I with and into Hydrafacial, with Hydrafacial continuing as the surviving corporation (the "First Merger"), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Hydrafacial with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the "Second Merger" and, together with the First Merger, the "Mergers" and, together with the other transactions contemplated by the Merger Agreement, the "Business Combination"). As a result of the First Merger, the Company owns 100% of the outstanding common stock of Hydrafacial and each share of common stock and preferred stock of Hydrafacial was cancelled and converted into the right to receive a portion of the consideration payable in connection with the Mergers. As a result of the Second Merger, the Company owns 100% of the outstanding interests in Merger Sub II. In connection with the closing of the Business Combination (the "Closing"), the Company owns, directly or indirectly, 100% of the stock of Hydrafacial and its subsidiaries and the stockholders of Hydrafacial as of immediately prior to the effective time of the First Merger (the "Hydrafacial Stockholders") hold a portion of the Company's Class A common stock, par value $0.0001 per share (the "Class A Common Stock").

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements in this Annual Report on Form 10-K are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the Company's consolidated domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.

Use of Estimates

In preparing its consolidated financial statements in conformity with GAAP, the Company makes assumptions, estimates, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue related reserves, allowance for estimated credit losses, the realizability of inventory, fair value measurements including common stock and warrant liabilities, useful lives of property and equipment, goodwill and finite-lived intangible assets, accounting for income taxes, stock-based compensation expense and commitments and contingencies. The Company's estimates are based on historical experience and on its future expectations that are believed to be reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from current estimates and those differences may be material.

Cash and Cash Equivalents

All highly liquid investments, including credit card receivables due from banks, with original maturities of 90 days or less at date of purchase, are reported at fair value and are considered to be cash equivalents. The balances of cash at financial institutions may exceed the federally insured limit.

Accounts Receivable

Accounts receivable primarily arise out of product purchases by customers and from various distribution channels. Typical payment terms provide that customers pay within less than a year of the invoice. The allowance for estimated credit losses represents management's best estimate of probable credit losses in accounts receivable. The allowance is based upon a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the specific customer’s ability to pay its obligation and any other forward-looking data regarding customers’ ability to pay which may be available, and other qualitative factors. Receivables are written off against the allowance when management believes that the amount receivable will not be recovered.

Inventories

Inventories are stated at the lower of cost (determined using the average cost method which approximates the first-in, first-out method) or net realizable value. Obsolete inventory or inventory in excess of management’s estimated usage is written-down to its estimated net realizable value. Inherent in the net realizable value are management’s estimates related to economic trends, future demand for products, and technological obsolescence of our products. Cost is determined using weighted average costs, and includes all costs incurred to deliver inventory to the Company’s distribution centers including freight, non-refundable taxes, duty, and other landing costs.

The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete or in excess, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of its inventory below its previous estimate, the Company would decrease its basis in the inventory in the period in which it made such a determination.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Depreciation commences when an asset is ready for its intended use. Depreciation is recorded on a straight-line basis over each asset’s estimated useful life. Leasehold improvements are depreciated on a straight-line basis over the lesser of the length of the lease or the estimated useful life of the improvement.

Leased Property and Equipment

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses an incremental borrowing rate to determine the present value of lease payments as the rate implicit in the lease is generally not readily determinable. The Company excludes right-of-use assets and lease liabilities for leases with an initial term of 12 months or less from the balance sheet, and combines lease and non-lease components for property leases, which primarily relate to ancillary expenses such as common area maintenance expenses, property taxes, and management fees. The Company determines if an arrangement is a lease at inception by assessing whether it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Renewal and termination options are included in the lease term when it is reasonably certain that the Company will exercise the option. Certain of these leases include escalation clauses that adjust rental expense to reflect changes in price indices, as well as renewal and termination options. Operating lease costs are recognized on a straight-line basis over the lease term.

Intangible Assets

Intangible assets primarily consist of developed technology, capitalized software, customer relationships and trademarks and are amortized on a straight-line basis over the estimated useful life of the asset.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment, right-of-use assets, and intangible assets with finite lives are evaluated for impairment when the occurrence of events or a change in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their carrying value to the estimated undiscounted future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by discounting the future cash flows expected from their use and eventual disposition. Reductions in asset values resulting from impairment valuations are recognized in income in the period that the impairment is determined.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized but is evaluated for impairment at least annually or more frequently if indicators of impairment are present or changes in circumstances suggest that impairment may exist. The Company has one reporting unit and management evaluates the carrying value of the Company's goodwill annually in the fourth quarter of its fiscal year or whenever events or changes in circumstances indicate that an impairment may exist.

When testing goodwill for impairment, management has the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative goodwill impairment test. In performing the qualitative assessment, management considers the extent to which unfavorable events or circumstances identified, such as changes in economic conditions, industry and market conditions or company specific events, could affect the comparison of the reporting unit's fair value with its carrying amount. If management concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, management is required to perform a quantitative impairment test.

Quantitative impairment testing for goodwill is based upon the fair value of the reporting unit as compared to its carrying value. The impairment loss recognized would be the difference between the reporting unit's carrying value and fair value in an amount not to exceed the carrying value of the reporting unit's goodwill. Testing goodwill for impairment requires management to estimate fair value of the reporting unit using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. Management will use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we will engage independent third-party valuation specialists for advice.

The key estimates and factors used in the valuation models may include as applicable, the most recent price of our Class A common stock, fair value of our Notes, revenue growth rates and profit margins based on internal forecasts, weighted-average cost of capital used to discount future cash flows, comparable market multiples for the industry segment, and historical operating trends. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in actual and expected consumer consumption and demands, could result in changes to these assumptions and judgments and could cause the fair value of the reporting unit to fall below its respective carrying value, resulting in a non-cash impairment charge. Such charge could have a material effect on the consolidated financial statements.

Warrant Liabilities

In October 2020, in connection with Vesper's initial public offering, the Company issued 9,333,333 warrants to purchase shares of the Company's Class A common stock at $11.50 per share (the "Private Placement Warrants"), to BLS Investor Group LLC, which will expire five years after the Business Combination.

The Company classifies the Private Placement Warrants as liabilities on its Consolidated Balance Sheets as these instruments are precluded from being indexed to its own stock given the terms allow for a settlement adjustment that does not meet the scope of the fixed-for-fixed exception in Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*. In certain events outside of the Company's control, the Private Placement Warrant holders are entitled to receive cash while in certain scenarios the holders of the Company's Class A common stock are not entitled to receive cash or may receive less than 100% of any proceeds in cash, which precludes these instruments from being classified within equity pursuant to ASC 815-40. The Private Placement Warrants are included in other long-term liabilities on the Consolidated Balance Sheets. The Private Placement Warrants were initially measured at fair value at inception and are subsequently adjusted to fair value at each subsequent reporting date. The fair value of the Private Placement Warrants was determined using a Monte Carlo simulation model. Changes in the fair value of these instruments are recognized within change in fair value of warrant liabilities in the Consolidated Statements of Comprehensive Income (Loss).

Convertible Senior Notes

On September 14, 2021, the Company issued an aggregate of $750.0 million in principal amount of 1.25% Convertible Senior Notes due 2026 (the "2026 Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The 2026 Notes were issued pursuant to, and are governed by, an indenture (the "2026 Indenture"), dated as of September 14, 2021, between the Company and U.S. Bank National Association, as trustee (the "Trustee").

On May 21, 2025, the Company exchanged and repurchased approximately $413.2 million aggregate principal amount of the 2026 Notes. Of the $413.2 million aggregate principal amount of the 2026 Notes, $263.2 million principal amount were exchanged for $250.0 million principal amount of new 7.95% Convertible Senior Secured Notes due November 15, 2028 (the "2028 Notes", and together with the 2026 Notes, the "Notes").

The Company accounts for the Notes under ASC 470-20 - *Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity's Own Equity*. The Company records the Notes as a long-term liability at face value net of issuance costs. If any of the conditions to the convertibility of the Notes is satisfied, or the Notes become due within one year, then the Company may be required under applicable accounting standards to reclassify the carrying value of the Notes as a current, rather than a long-term liability. Refer to Note 7 – *Long-term Debt* for further detail.

Issuance Costs

Issuance costs related to our Notes offering were capitalized and offset against proceeds from the Notes. Issuance costs consist of legal and other direct costs related to the issuance of the Notes and are amortized to interest expense over the term of the Notes using the effective interest method. Refer to Note 7 – *Long-term Debt* for further detail.

Revenue Recognition

Net sales consist of the sale of products to retail and wholesale customers through e-commerce and distributor sales. The Company generates revenue through manufacturing and selling its patented hydradermabrasion delivery systems ("Delivery Systems"). In conjunction with the sale of Delivery Systems, the Company also sells single-use tips, solutions, and serums used to provide a Hydrafacial treatment (collectively "Consumables"). Original Consumables are sold solely and exclusively by the Company (and from authorized retailers) and are available for purchase separately from the purchase of Delivery Systems. For both Delivery Systems and Consumables, revenue is recognized upon transfer of control to the customer, which generally takes place at the point of shipment.

The Company distributes products to customers both through national and international retailers as well as direct-to-consumers through its e-commerce and store channels. The Company sells to direct customers, including non-corporate customers (such as spas and dermatologist offices), corporate customers, and international distributors. For non-corporate customers, a contract exists when the customer initiates an order by submitting a purchase request. Such requests are accepted by the Company upon issuance of a corresponding invoice. For corporate customers, a contract exists when the customer submits a purchase order and is accepted upon issuance of a subsequent invoice. For distributors, a customer submits an order request which is processed in the system by a sales representative. This is also considered accepted upon the subsequent issuance of an invoice by the Company. For all customers, each invoice is considered a separate contract for accounting purposes.

Revenue is recognized in an amount that reflects the consideration that the Company expects to be entitled to in exchange for the sale of its products which is determined based upon the sales price per the invoice or contract and the estimated fair market value for any non-cash consideration received in connection with the trade-in program.

During the year ended December 31, 2023, the Company provided certain customers with the option to trade-in their existing Delivery System and applied the fair value of their old Delivery System towards the transaction price of a Syndeo device. The Company determined that the trade-in is viewed as a marketing offer due to the fact that it did not constitute the Company's customary business practice and was not offered at contract inception. Therefore, the trade-in was accounted for under ASC 606, *Revenue from Contracts with Customers,* and represented a type of noncash consideration, which the Company measured at its estimated fair value. The estimated fair value represented the estimated selling price, less the cost to refurbish the inventory and the expected margin to be earned on the refurbishment, along with the expected margin to be earned on the selling effort. The estimated selling price was determined based on the Company's historical experience of reselling refurbished Delivery Systems. The Company recognized revenue based on the estimated fair value of such Delivery Systems for the year ended December 31, 2023 of approximately $17 million. No trade-in revenue was recognized for the years ended December 31, 2025 and 2024.

Discounts applied to invoices are not associated with future purchases and solely relate to the product invoiced. As a result, the invoice and transaction price are recorded net of any discounts.

The Company's sales terms for its Delivery Systems generally allow for the right of return within 30 days, subject to a restocking fee. Estimates for variable consideration, which relate to sales returns associated with Delivery Systems, are based on the expected amount the Company will be expected to be entitled to, subject to constraint, and is recorded as a reduction against net sales. Sales returns are estimated based on historical sales and returns data and have not significantly impacted net sales because sales returns are not material.

Payment terms vary by customer but typically provide for the customer to pay within less than a year; however, the Company provides options for qualified customers through third party financing companies, generally without recourse to the Company, or through internal financing to pay for Delivery Systems over 12 monthly installments or less. Under certain limited arrangements, which are not material, the customer's receivable balance is with recourse whereby we are responsible for repaying the financing company should the customer default. The Company performs credit evaluations of customers and evaluates the need for allowances for potential credit losses based on historical experience, as well as current and expected general economic conditions. The Company elected the practical expedient and does not evaluate contracts of one year or less for the existence of a significant financing component.

Depending on the type of Delivery System that was purchased, the Company offers its customers with a one to two-year standard type warranty from point of sale that provides the customer with the assurance that its Delivery Systems will function as intended. The warranty reserve is assessed periodically, and the reserve is adjusted as necessary based on a review of historical warranty experience as well as the length and actual terms of the warranties. As of December 31, 2025 and 2024, total warranty reserve was approximately $1 million and $4 million, respectively, which was included in other accrued expenses on the Consolidated Balance Sheets.

The Company also has a loyalty program that allows members to receive points based on qualifying Consumable purchases that may be redeemed as a discount on future Consumable purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. The related loyalty program deferred revenue included in other accrued expenses on the Consolidated Balance Sheets was approximately $1 million as of December 31, 2025 and 2024.

Cost of Sales

Cost of sales primarily consists of Delivery Systems and Consumables product costs, including the cost of materials, labor costs, overhead, depreciation and amortization of developed technology, shipping and handling costs, and the costs associated with excess and obsolete inventory.

Selling and Marketing Expense

Selling and marketing expense primarily consists of personnel-related expenses, sales commissions, travel costs, training, and advertising expenses incurred in connection with the sale of our products.

Advertising costs are expensed in the period in which they are incurred. Advertising costs primarily include costs related to digital media, social media, television, events, and various other media outlets. Total advertising costs were $6.0 million, $8.7 million, and $9.9 million for the years ended December 31, 2025, 2024, and 2023 respectively.

Research and Development Expense

Research and development expense primarily consists of personnel-related expenses, tooling and prototype materials, technology investments, and other expenses incurred in connection with the development of new products and internal technologies. Research and development expenses are expensed in the period in which they are incurred.

General and Administrative Expense

General and administrative expense primarily consists of personnel-related expenses, credit card and wire fees and facilities-related costs primarily for our executive, corporate affairs, finance, accounting, legal, human resources, and information technology ("IT") functions. General and administrative expense also includes fees for professional services principally comprising legal, audit, tax and accounting services, and insurance.

Interest Expense

Interest expense consists of interest accrued on the Company's Notes and amortization of debt issuance costs relating to the Notes. The 2026 Notes mature on October 1, 2026 and accrue interest at a rate of 1.25% per annum. The 2028 Notes mature on November 15, 2028 and accrue interest at a rate of 7.95% per annum. Debt issuance costs are being amortized over the term of the Notes using the effective interest method. If the Notes are repurchased, redeemed, or converted prior to the maturity date, the interest on the Notes would no longer be accrued and the amortization of debt issuance costs would be accelerated for the portion of the Notes which are repurchased, redeemed, or converted.

Interest Income

Interest income primarily consists of interest earned from investments in money market funds that the Company classifies as cash equivalents.

Income Taxes

The Company follows the asset and liability method for accounting for income taxes. This approach requires recognizing deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") based on the expected future tax consequences of events recorded in the financial statements. DTAs and DTLs are determined by the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates applicable to the periods in which these differences are expected to reverse. Any changes in tax rates affecting DTAs and DTLs are recorded in income during the period the tax rate change is enacted.

The Company recognizes DTAs only when it believes they are more likely than not to be realized. This assessment considers various factors, including future reversals of taxable temporary differences, projected taxable income, tax-planning strategies, potential carrybacks (if permitted by law), and recent operating results. A valuation allowance is applied when necessary to reduce DTAs to the amount expected to be realized. If the Company later determines that additional DTAs can be utilized, it will adjust the valuation allowance, reducing income tax expense.

For uncertain tax positions, the Company applies ASC 740, *Income Taxes*, using a two-step approach: (1) determining whether a tax position is more likely than not to be upheld based on its technical merits, and (2) recognizing the largest amount of tax benefit that is more than 50 percent likely to be realized upon settlement with the tax authority. Any interest and penalties related to unrecognized tax benefits are recorded in income tax (benefit) expense on the Consolidated Statements of Comprehensive Loss.

Foreign Currency

The Company's reporting currency is the U.S. Dollars. The functional currency for each entity included in these consolidated financial statements that is domiciled outside of the United States is generally the applicable local currency. Assets and liabilities of each foreign entity are translated into U.S. dollars at the foreign currency exchange rate in effect on the balance sheet date. Net revenue and expenses are translated at the average foreign currency rate in effect during the period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss within Consolidated Statements of Stockholders' Equity.

Foreign currency transaction gains and losses are generated by intercompany balances and transactions denominated in other currencies other than the functional currency of the entity and are recorded in foreign currency transaction loss (gain), net on the Consolidated Statements of Comprehensive Income (Loss) in the period in which the foreign currency exchange rate changes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company primarily maintains its operating cash balance with a major financial institution. At times, cash balances may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk in this area. Accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. Concentration of credit risk with respect to accounts receivable is generally mitigated by the Company performing ongoing credit evaluations of its customers.

Share-Based Compensation

The Company accounts for share-based compensation transactions using a fair-value method and recognizes the fair value of each award as an expense over the service period. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company’s Class A Common Stock, the risk-free rate of interest and the dividend yield on the Company’s Class A Common Stock. The fair value of the Company’s restricted stock units is the closing price of the Company’s Class A Common Stock on the grant date. The fair value of the Company’s performance-based restricted stock units is estimated using a Monte Carlo simulation model. The consolidated financial statements include amounts that are based on the Company’s best estimates and judgments. The Company classifies compensation expense related to these awards on the Consolidated Statements of Comprehensive Income (Loss) based on the department to which the recipient reports. Forfeitures are accounted for in the period they occur.

Earnings per Share

Earnings per share is calculated using the weighted average number of common and exchangeable shares outstanding during the period. Exchangeable shares are the equivalent of common shares in all material respects. Diluted earnings per share is calculated by dividing net income available to stockholders for the period by the diluted weighted average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options, performance-based restricted stock units, restricted stock units, and Private Placement Warrants using the treasury stock method and the "if-converted" method related to the Notes.

Fair Value of Financial Instruments

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Standards Accounting Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The Company adopted ASU 2023-09 on a prospective basis for the 2025 annual reporting period. Refer to Note 14 - *Income Taxes* for further detail.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03 "Disaggregation of Income Statement Expenses" which expands interim and annual requirements to disclose about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, which was clarified in ASU 2025-01. The standard allows for early adoption of these requirements. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-04 "Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments" which is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" which simplifies the application of the current expected credit loss model for current accounts receivable and current contract assets under ASC 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted, and should be applied prospectively. The Company does not expect the updated standard will have a material impact on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06 "Intangibles: Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" which modernizes the accounting for internal-use software to current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. ASU 2025-06 is effective for interim and annual reporting periods beginning after December 15, 2027, with early adoption permitted, and should be applied either prospectively, retrospectively, or under a modified prospective transition approach. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11 "Interim Reporting (Topic 270): Narrow Scope Improvements" which clarifies and reorganize GAAP interim reporting guidance to improve navigability, applicability, and consistency without changing the fundamental nature or volume of required interim disclosures. This amendment clarifies when ASC 270 is applicable, establishes a disclosure principle requiring disclosure of material events or changes occurring since the most recent annual reporting period, and consolidates into ASC Topic 270 a comprehensive list of interim disclosures required by other Codification Topics. The amendment also clarifies the form and content of interim financial statements, including guidance for condensed interim reporting. ASU 2025-11 is effective for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12 "Codification Improvements" to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors or (3) make minor improvements. ASU 2025-12 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements and related disclosures.

Note 3 — Balance Sheet Components

Inventories consist of the following as of the periods indicated:

(in thousands)	December 31, 2025	December 31, 2024
Raw materials	$ 18,546	$ 26,019
Finished goods	29,466	43,094
Total inventories	$ 48,012	$ 69,113

During the years ended December 31, 2025 and 2024, the Company recognized $7.2 million and $28.0 million, respectively, of inventory charges for discontinued, excess, obsolete inventory, including the write-down of Delivery System inventory to its net realizable value and the write-off of excess raw materials.

Accrued payroll-related expenses consist of the following as of the periods indicated:

(in thousands)	December 31, 2025	December 31, 2024
Accrued compensation and payroll taxes	$ 17,905	$ 10,708
Accrued sales commissions	4,791	4,784
Accrued benefits	2,251	2,144
Total accrued payroll-related expenses	$ 24,947	$ 17,636

Other accrued expenses consist of the following as of the periods indicated:

(in thousands)	December 31, 2025	December 31, 2024
Sales and VAT tax payables	$ 3,571	$ 5,244
Accrued interest	2,929	1,743
Royalty liabilities	1,571	1,897
Deferred revenue	1,012	2,375
Other	6,301	8,743
Total other accrued expenses	$ 15,384	$ 20,002

As of December 31, 2025 and December 31, 2024, total warranty reserve was approximately $1 million and $4 million, respectively, which was included in other accrued expenses on the Consolidated Balance Sheets.

As of December 31, 2025 and December 31, 2024, the Company has approximately $2 million in restricted cash held as collateral for the Company’s credit cards, which was included in cash, cash equivalents and restricted cash on the Consolidated Balance Sheets.

The changes in allowance for estimated credit losses are as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Beginning balance	$ 9,597	$ 6,604	$ 2,929
Provision for estimated credit losses	2,067	5,134	5,153
Write-offs, recoveries of previous write-offs, and foreign currency translation impact	(5,642)	(2,141)	(1,478)
Ending balance	$ 6,022	$ 9,597	$ 6,604

Note 4 — Property and Equipment, net

Property and equipment, net consist of the following as of the periods indicated:

(in thousands)	Useful life (years)	December 31, 2025	December 31, 2024
Leasehold improvements	Shorter of remaining lease term or estimated useful life	$ 11,080	$ 12,019
Machinery and equipment	2-5	4,723	7,076
Furniture and fixtures	2-7	5,320	6,096
Computers and equipment	3-5	3,556	5,496
Tooling	5	541	732
Autos and trucks	5	61	59
Construction in progress		55	—
Total property and equipment		25,336	31,478
Less: accumulated depreciation and amortization		(22,798)	(25,500)
Property and equipment, net		$ 2,538	$ 5,978

Note 5 — Leases

Operating leases primarily consist of property leases related to the Company's warehouse, which also serves as its production, manufacturing, and distribution facility, corporate offices, experience centers, and sales and marketing offices.

Operating right-of-use assets and lease liabilities as of December 31, 2025 and December 31, 2024 comprises the following:

(in thousands)	December 31, 2025	December 31, 2024
Right-of-use assets, net	$ 11,570	$ 13,590
Lease liabilities, current	$ 5,128	$ 5,147
Lease liabilities, non-current	9,238	10,813
Total lease liabilities	$ 14,366	$ 15,960

Operating lease costs for the years ended December 31, 2025, 2024, and 2023 were $5.4 million, $5.9 million, and $5.2 million, respectively. Short-term lease costs and variable lease costs were immaterial for the years ended December 31, 2025, 2024, and 2023.

The following table summarizes future operating lease payments as of December 31, 2025:

(in thousands)	Future Minimum Payments
2026	$ 5,736
2027	4,549
2028	1,182
2029	1,105
2030	1,091
Thereafter	1,962
Total	15,625
Less: Imputed Interest	(1,259)
Present value of net lease payments	$ 14,366

The following table includes supplemental operating lease information (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities	$ 5,881	$ 5,123	$ 5,419
Right-of-use assets obtained in exchange for new and modified lease liabilities	$ 2,355	$ 6,593	$ 1,181
Weighted average remaining lease term (in years)	4.0	5.0	6.1
Weighted average discount rate	5.4 %	4.6 %	3.2 %

Subsequent to December 31, 2025, the Company amended the terms its principal executive office lease agreement to expire in November 2032, which will result in an increase to its future operating lease payments by approximately $14 million.

Note 6 — Goodwill and Intangible Assets, net

Goodwill

The changes in the carrying value of goodwill for the years ended December 31, 2025 and 2024 are as follows (in thousands):

December 31, 2023	$ 125,818
Foreign currency translation impact	(2,319)
December 31, 2024	123,499
Foreign currency translation impact	3,122
December 31, 2025	$ 126,621

The Company performed its annual impairment test and determined that goodwill was not impaired since the reporting unit's fair value exceeded its carrying value.

Intangible Assets, Net

The gross carrying amount and accumulated amortization of the Company's intangible assets, net, as of December 31, 2025 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life (Years)
Developed technology	$ 91,629	$ (79,405)	$ 12,224	3 - 10
Capitalized software	26,260	(15,082)	11,178	3 - 5
Customer relationships	19,112	(17,461)	1,651	5 - 10
Trademarks	11,730	(7,019)	4,711	15
Non-compete agreement	5,908	(3,711)	2,197	3
Patents	4,855	(1,053)	3,802	3 - 19
Total intangible assets	$ 159,494	$ (123,731)	$ 35,763	

The gross carrying amount and accumulated amortization of the Company's intangible assets, net, as of December 31, 2024 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life (Years)
Developed technology	$ 91,629	$ (74,655)	$ 16,974	3 - 10
Capitalized software	22,983	(8,027)	14,956	3 - 5
Customer relationships	17,569	(13,696)	3,873	5 - 10
Trademarks	11,674	(6,189)	5,485	15
Non-compete agreement	5,814	(2,605)	3,209	3
Patents	3,781	(766)	3,015	3 - 19
Total intangible assets	$ 153,450	$ (105,938)	$ 47,512	

Acquisition of Esthetic Medical, Inc.

In February 2023, Edge Systems Intermediate, LLC, an indirect, wholly-owned subsidiary of the Company, acquired all of the outstanding shares of Esthetic Medical, Inc. ("EMI") in exchange for (i) a cash payment of $11.8 million and (ii) 109,625 shares of Class A Common Stock of the Company ($1.3 million). In addition, Dr. Lawrence Groop (the "Seller") is entitled to receive up to an additional $3.2 million in contingent consideration based upon the achievement of certain conditions defined in the purchase agreement, of which $1.9 million was considered probable as of the acquisition date. Applicable tax guidance was used to apply the simultaneous equation method to incrementally assign $4.6 million to the book value of the intangible asset in excess of the purchase price. The Company accounted for this transaction as an asset acquisition and allocated substantially all of the purchase price and the tax basis difference totaling $19.9 million to intangible assets, primarily related to developed technology.

In July 2023, EMI obtained clearance from the U.S. Food and Drug Administration that the SkinStylus Sterilock MicroSystem is cleared for use as a treatment to improve the appearance of facial acne scars in Fitzpatrick skin types I, II, and III in adults aged 22 years and older (the "Facial Indication Approval"). Obtaining the Facial Indication Approval triggered a $1.3 million contingent payment made in July 2023 by the Company to the Seller, which was previously not considered probable of payment.

Acquisition of Anacapa Aesthetics LLC

In March 2023, the Company acquired assets from Anacapa Aesthetics LLC and recognized approximately $5 million of intangible assets, primarily related to non-compete agreements.

The estimated future intangible asset amortization expense as of December 31, 2025 is as follows:

(in thousands)	Amortization Expense
2026	$ 13,464
2027	11,293
2028	4,458
2029	2,361
2030	1,855
Thereafter	2,332
	$ 35,763

Note 7 — Long-Term Debt

Convertible Senior Notes - 2026

On September 14, 2021, the Company issued an aggregate of $750.0 million in principal amount of its 1.25% Convertible Senior Notes due October 1, 2026. The 2026 Notes were issued pursuant to, and are governed by, an indenture dated as of September 14, 2021, between the Company and U.S. Bank National Association, as trustee. Pursuant to the purchase agreement between the Company and the initial purchasers of the 2026 Notes, the Company granted the initial purchasers an option to purchase, for settlement within a period of 13 days from, and including, the date the 2026 Notes were first issued, up to an additional $100.0 million principal amount of 2026 Notes. The 2026 Notes issued on September 14, 2021 include the $100.0 million principal amount of 2026 Notes issued pursuant to the full exercise by the initial purchasers of such option.

The 2026 Notes are the Company's senior, unsecured obligations and are (i) equal in right of payment with the Company's existing and future senior, unsecured indebtedness; (ii) senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated to the 2026 Notes; (iii) effectively subordinated to the Company's existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company's subsidiaries.

The 2026 Notes accrue interest at a rate of 1.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022. The 2026 Notes mature on October 1, 2026, unless earlier repurchased, redeemed or converted. Before April 1, 2026, noteholders have the right to convert their 2026 Notes only upon the occurrence of certain events. From and after April 1, 2026, noteholders may convert their 2026 Notes at any time at their election until the close of business on the second scheduled trading day immediately before October 1, 2026. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its Class A Common Stock or a combination of cash and shares of its Class A Common Stock, at the Company's election. The initial conversion rate is 31.4859 shares of Class A Common Stock per $1,000 principal amount of 2026 Notes, which represents an initial conversion price of approximately $31.76 per share of Class A Common Stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a "Make-Whole Fundamental Change" (as defined in the 2026 Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. The conversion price as of December 31, 2025 was $31.76 per share of Class A Common Stock.

The 2026 Notes are redeemable, in whole or in part (subject to certain limitations described below), at the Company's option at any time, and from time to time, on or after October 6, 2024, and on or before the 40th scheduled trading day immediately before October 1, 2026, but only if certain liquidity conditions are satisfied and the last reported sale price per share of the Company's Class A Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. However, the Company may not redeem less than all of the outstanding notes unless at least $100.0 million aggregate principal amount of notes are outstanding and not called for redemption as of the time the Company sends the related redemption notice. The redemption price will be a cash amount equal to the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.

If certain corporate events that constitute a "Fundamental Change" (as defined in the 2026 Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their 2026 Notes at a cash repurchase price equal to the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's Class A Common Stock.

The 2026 Notes have customary provisions relating to the occurrence of "Events of Default" (as defined in the 2026 Indenture), which include the following: (i) certain payment defaults on the 2026 Notes (which, in the case of a default in the payment of interest on the 2026 Notes, will be subject to a 30-day cure period); (ii) the Company's failure to send certain notices under the 2026 Indenture within specified periods of time; (iii) the Company's failure to convert a 2026 Note upon the exercise of the conversion right with respect to such 2026 Note, subject to a three business-day cure period; (iv) the Company's failure to comply with certain covenants in the 2026 Indenture relating to the Company's ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the 2026 Indenture or the 2026 Notes if such default is not cured or waived within 60 days after notice is given in accordance with the 2026 Indenture; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for money borrowed of at least $45.0 million; (vii) the rendering of certain judgments against the Company or any of its significant subsidiaries for the payment of at least $45.0 million, where such judgments are not discharged or stayed within 60 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished and (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default (as defined in the 2026 Indenture) involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2026 Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default (as defined in the 2026 Indenture) occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of 2026 Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2026 Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default (as defined in the 2026 Indenture) relating to certain failures by the Company to comply with certain reporting covenants in the 2026 Indenture consists exclusively of the right of the noteholders to receive special interest on the 2026 Notes for up to 180 days at a specified rate per annum not exceeding 1.00% on the principal amount of the 2026 Notes.

The 2026 Notes were issued to the initial purchasers of such 2026 Notes in transactions not involving any public offering in reliance upon Section 4(a)(2) of the Securities Act. The 2026 Notes were resold by the initial purchasers to persons whom the initial purchasers reasonably believe are "qualified institutional buyers," as defined in, and in accordance with, Rule 144A under the Securities Act.

The Company incurred $21.3 million of debt issuance costs related to the 2026 Notes, which was recorded as a reduction to convertible senior notes, net in the Consolidated Balance Sheets.

2026 Notes Repurchase

During the year ended December 31, 2024, the Company repurchased $192.3 million principal amount of the 2026 Notes for $156.1 million and recognized a net gain of $33.4 million, which includes $2.8 million of unamortized debt issuance costs related to the repurchase.

During the year ended December 31, 2025, the Company repurchased $20.0 million principal amount of the 2026 Notes for $18.4 million and recognized a net gain of $1.5 million, which includes $0.1 million of unamortized debt issuance costs related to the repurchase.

Additionally, in February 2026, the Company repurchased $21.3 million principal amount of the 2026 Notes at a weighted-average price equal to 94.875% for $20.2 million.

Convertible Senior Secured Notes - 2028

On May 21, 2025, the Company entered into Exchange Agreements with Exchanging Holders of the Existing Notes. Pursuant to the Exchange Agreements, the Company exchanged and repurchased $413.2 million aggregate principal amount of the Existing Notes. Of the $413.2 million aggregate principal amount of the Existing Notes, $263.2 million principal amount were exchanged at a weighted-average price equal to 95% for $250.0 million principal amount of new 7.95% Convertible Senior Secured Notes due November 15, 2028, and $150.1 million principal amount were repurchased at a weighted-average price equal to 95% for $142.6 million. The exchange and repurchase resulted in a net gain of $16.6 million, which includes $3.1 million of unamortized debt issuance costs and $0.9 million of other related fees.

On May 27, 2025, the Company issued the 2028 Notes to the Exchanging Holders. The 2028 Notes were issued pursuant to, and are governed by, an indenture (the "2028 Indenture"), dated as of May 27, 2025, between the Company, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

The 2028 Notes are the Company's senior, secured obligations and are guaranteed by certain of the Company's subsidiaries (including the Company's material domestic, wholly-owned subsidiaries) and are secured on a first-priority basis by substantially all assets of the Company and such guarantors, subject to certain exceptions. The 2028 Notes will accrue interest at a rate of 7.95% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2025. The 2028 Notes will mature on November 15, 2028, unless earlier repurchased, redeemed or converted. Subject to certain restrictions, noteholders may convert their 2028 Notes at any time at their election until the close of business on the second scheduled trading day immediately before November 15, 2028. The initial conversion rate is 349.6503 shares of Class A Common Stock per $1,000 principal amount of 2028 Notes, which represents an initial conversion price of approximately $2.86 per share of Class A Common Stock. The conversion rate and conversion price is subject to adjustment upon the occurrence of certain events. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its Class A Common Stock or a combination of cash and shares of its Class A Common Stock, at the Company's election. In addition, if certain corporate events that constitute a "Make-Whole Fundamental Change" (as defined in the 2028 Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The 2028 Notes will be redeemable, in whole or in part (subject to certain limitations described below), at the Company's option at any time, and from time to time, on or after September 1, 2028, and on or before the 40th scheduled trading day immediately before November 15, 2028, but only if certain liquidity conditions are satisfied. The redemption price will be a cash amount equal to the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, the calling of any 2028 Notes for redemption will constitute a Make-Whole Fundamental Change with respect to that 2028 Note, in which case the conversion rate applicable to the conversion of that 2028 Note will be increased in certain circumstances if it is converted after it is called for redemption.

If certain corporate events that constitute a "Fundamental Change" (as defined in the 2028 Indenture) occur, then, subject to a limited exception, noteholders may require the Company to repurchase their 2028 Notes at a cash repurchase price equal to the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's Class A Common Stock.

The 2028 Notes have customary provisions relating to the occurrence of "Events of Default" (as defined in the 2028 Indenture), which include the following: (i) certain payment defaults on the 2028 Notes (which, in the case of a default in the payment of interest on the 2028 Notes, will be subject to a five business-day cure period); (ii) the Company's failure to send certain notices under the 2028 Indenture within specified periods of time; (iii) the Company's failure to convert a 2028 Note upon the exercise of the conversion right with respect to such 2028 Note, subject to a three business-day cure period; (iv) the Company's failure to comply with certain covenants in the 2028 Indenture relating to the Company's ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the 2028 Indenture or the 2028 Notes if such default is not cured or waived within 30 days after notice is given in accordance with the 2028 Indenture; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for money borrowed of at least $15.0 million; (vii) the rendering of certain judgments against the Company or any of its significant subsidiaries for the payment of at least $15.0 million, where such judgments are not discharged or stayed within 60 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished, (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries, and (ix) the Company's failure to perfect, or otherwise become unenforceable, a lien on certain of its collateral in favor of the secured parties under the 2028 Indenture.

If an Event of Default (as defined in the 2028 Indenture) involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2028 Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default (as defined in the 2028 Indenture) occurs and is continuing, then, the trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of 2028 Notes then outstanding, by notice to the Company and the trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2028 Notes then outstanding to become due and payable immediately.

The 2028 Indenture also contains a number of restrictive covenants and limitations, including restrictions on the Company's ability to incur certain indebtedness and other limitations on liens, investments and restricted payments, as further described in the 2028 Indenture.

The Company incurred $11.5 million of debt issuance costs related to the exchange and repurchase of the Existing Notes, which was recorded as a reduction to convertible senior notes, net on the Consolidated Balance Sheets. Additionally, the Company incurred $0.9 million of other fees related to the exchange and repurchase of the Existing Notes.

The following is a summary of the Company's Notes for the periods indicated:

(in thousands)	December 31, 2025	December 31, 2024
2026 Notes	$ 124,485	$ 557,700
2028 Notes	250,000	—
Unamortized debt issuance costs	(10,095)	(5,502)
Total convertible senior notes, net	364,390	552,198
Current portion of convertible senior notes, net	(123,959)	—
Convertible senior notes, net	$ 240,431	$ 552,198

During the years ended December 31, 2025, 2024, and 2023, the Company recognized $3.6 million, $3.3 million, and $4.2 million, respectively, in interest expense related to the amortization of the debt issuance costs related to the 2026 Notes and 2028 Notes.

The net gain recognized related to the exchange and repurchases is included in other income, net in the Consolidated Statements of Comprehensive Income (Loss).

Note 8 — Commitments and Contingencies

The Company is a party to various lawsuits, claims, and other legal proceedings that arise from time to time in the ordinary course of business, including but not limited to commercial disputes, product liability, and employment related matters. In addition, the Company may bring claims or initiate lawsuits from time to time against various third parties with respect to matters arising out of the ordinary course of the Company's business, including but not limited to commercial and intellectual property related matters.

With respect to all such lawsuits, claims, and proceedings, if the Company determines a loss is probable and its amount can be reasonably estimated, the Company accrues an amount equal to the estimated loss. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves a series of complex judgments about future events. In all instances, management has assessed the matter based on current information and made a judgment concerning its potential outcome, giving due consideration to the nature of the claim, the amount and nature of damages sought and the probability of success, and taking into account, among other things, negotiations with claimants, discovery, settlements and payments, judicial rulings, arbitration and mediation decisions, advice of internal and external legal counsel, and other information and events pertaining to a particular matter. Costs incurred for litigation are expensed as incurred.

For the matters we disclose that do not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and we may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies. Until the final resolution of such matters, if any of our estimates and assumptions change or prove to have been incorrect, we may experience losses in excess of the amounts recorded, which could have a material effect on our business, consolidated financial position, results of operations, or cash flows.

Except as otherwise disclosed below, we believe that none of our pending lawsuits, claims, and other proceedings are expected to have a material adverse effect on the Company's business, consolidated financial position, results of operations, or cash flows. However, management's judgment may prove materially inaccurate, and such judgment is made subject to the known uncertainties of litigation.

Securities Class Action

On November 16, 2023, a putative class action was filed in the United States District Court for the Central District of California against the Company, its then-current President and Chief Executive Officer, Andrew Stanleick, its former Chief Financial Officer, Liyuan Woo, and its current Chief Financial Officer, Michael Monahan (the "Defendants"). The complaint, styled Abduladhim A. Alghazwi, individually and on behalf of all others similarly situated, v. The Beauty Health Company, Andrew Stanleick, Liyuan Woo, and Michael Monahan, Case No. 2:23-cv-09733 (C.D. Ca.) (the "Securities Class Action"), asserted claims for violation of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder against all defendants (First Claim), and violation of Section 20(a) of the Exchange Act against the individual defendants (Second Claim). The complaint alleged that, between May 10, 2022 and November 13, 2023, Defendants materially misled the investing public by publicly issuing false and/or misleading statements and/or omissions relating to Hydrafacial's business, operations, and prospects, specifically with respect to the performance of and demand for the Syndeo 1.0 and 2.0 devices. The relief sought in the complaint included a request for compensatory damages suffered by the plaintiff and other members of the putative class for damages allegedly sustained as a result of the alleged securities violations.

On January 16, 2024, putative class members Jeff and Kevin Brown (the "Browns"), Priscilla and Martjn Dijkgraaf (the "Dijkgraafs"), and Joseph Jou filed three competing motions for appointment as lead plaintiff under the Private Securities Litigation Reform Act ("PSLRA"), 17 U.S.C. § 78u-4(a)(3). On January 31, 2024, Joseph Jou filed a notice of non-opposition to the Browns' and Dijkgraafs' motions for appointment as lead plaintiff. On May 2, 2024, the Court granted the Dijkgraafs' motion for appointment as lead plaintiff and approved the Dijkgraafs' counsel, Hagens Berman, as lead counsel. On July 1, 2024, lead plaintiffs filed a consolidated amended class action complaint asserting the same causes of action as the original complaint. The Securities Class Action case was assigned to U.S. District Judge Sherilyn Peace Garnett. On September 30, 2024, Defendants filed a motion to dismiss the consolidated amended class action complaint in its entirety. Plaintiffs filed their opposition brief on November 22, 2024, and Defendants filed their reply brief on December 23, 2024. A hearing on the Defendants' motion to dismiss was scheduled for January 15, 2025. On January 10, 2025, the Court granted the parties' joint stipulation to adjourn the January 15, 2025 hearing. On January 17, 2025, the Court granted the parties' joint stipulation to withdraw briefing on Defendants' motion to dismiss without prejudice to refiling and to briefly stay proceedings so that the parties could complete a private mediation. The parties conducted the private mediation on March 27, 2025. The parties were unable to reach a settlement at the mediation. On May 5, 2025, the plaintiffs filed a second amended complaint (the "SAC"), pursuant to the parties' stipulation, which was so-ordered by the Court on April 16, 2025. On July 11, 2025, Defendants filed a motion to dismiss the SAC in its entirety. The Court scheduled a hearing on Defendants' motion for September 17, 2025. On September 15, 2025, the Court vacated the hearing *sua sponte*. On September 25, 2025, the Court denied Defendants' motion to dismiss. On November 24, 2025, each Defendant filed an answer to the SAC. On November 26, 2025, the parties filed a Fed. R. Civ. P. 26(f) joint report and proposed stipulated pretrial schedule. On December 15, 2025, the Court so-ordered the parties' stipulated pretrial schedule, set the final pretrial conference for November 17, 2027, and set trial for December 7, 2027. On the same day, the Court referred the parties to a private mediation before a private mediator of their choice, to be completed by October 13, 2027. The parties are currently in the discovery phase of the case.

The Company believes that the claims asserted in the Securities Class Action have no merit and intends to vigorously defend them.

Customer Class Action

On October 24, 2024, Jason Davalos ("Jason Davalos"), Sonia Davalos ("Sonia Davalos", and collectively with Jason Davalos, the "Davaloses"), and Sol Tan Tanning & Spa LLC ("Sol Tan", and collectively with the Davaloses, the "Class Action Plaintiffs"), individually and on behalf of all others similarly situated, filed a putative class action complaint (the "Complaint") against Hydrafacial LLC d/b/a The Hydrafacial Company ("Hydrafacial") and The Beauty Health Company ("BHC" and collectively with Hydrafacial, the "Class Action Defendants") for alleged violations of New York consumer fraud statutes, breach of contract, and common law breach of implied warranties (the "Customer Class Action"). The case is captioned Jason Davalos, Sonia Davalos, Sol Tan Tanning & Spa LLC, on behalf of themselves and all others similarly situated v. Hydrafacial LLC dba The Hydrafacial Company, and The Beauty Health Company, Case No. 24-cv-8073 (S.D.N.Y.) (Caproni, J.) The Complaint alleged that all three versions of the Syndeo machine (Syndeo 1.0, Syndeo 2.0, and Syndeo 3.0) were defective and did not perform in the manner in which it had been represented by Class Action Defendants. Class Action Plaintiffs claim that Class Action Defendants made various misrepresentations in its marketing and sales of the Syndeo machines and, rather than provide a refund to customers for the defective machines, replaced them with another Syndeo machine that exhibited the same defects. Class Action Plaintiffs purported to bring claims on behalf of themselves, and all other similarly situated purchasers within the United States, of Class Action Defendants' Syndeo machines. The Complaint asserted five causes of action: (1) violations of N.Y. G.B.L., § 349, the state consumer production statute; (2) violations of N.Y. G.B.L., § 350, the state's false advertising statute; (3) breach of contract; (4) breach of the implied warranty of merchantability; and (5) breach of the implied warranty of fitness. The relief sought in the Complaint included monetary damages allegedly suffered by Class Action Plaintiffs and other members of the putative class as a result of Class Action Defendants' alleged violations and breaches, including a trebling of any money damages award for alleged violations of N.Y. G.B.L., § 349 and § 350.

On December 30, 2024, the Class Action Defendants filed a motion to dismiss the Complaint in its entirety. On January 3, 2025, the Class Action Defendants filed a motion to stay discovery during the pendency of their motion to dismiss. On January 8, 2025, the Davaloses voluntarily dismissed their claims against the Class Action Defendants pursuant to Fed. R. Civ. P. 41(a)(1)(A)(i), leaving Plaintiff Sol Tan as the sole remaining Customer Class Action Plaintiff. Plaintiff Sol Tan filed their opposition brief on January 9, 2025, and the Class Action Defendants filed their reply brief on January 13, 2025. On January 16, 2025, the Court granted the parties' joint stipulation to adjourn the January 17, 2025 initial pretrial conference and stay the action pending the parties' completion of a private mediation. As part of its order, the Court also (1) adjourned Plaintiff Sol Tan's deadline to respond to the Class Action Defendants' motion to dismiss sine die pending the outcome of mediation; (2) denied as moot the Class Action Defendants' motion to stay discovery in light of the parties' agreement to stay discovery pending the outcome of mediation; and (3) directed the parties to (a) file a joint letter on or before February 7, 2025, indicating the date (not later than May 8, 2025) on which the mediation is scheduled to occur; and (b) within seven days after the mediation, either (i) file a joint letter indicating that settlement was reached; or (ii) file a revised proposed case management plan and a revised joint letter required by the Court's Notice of Initial Pretrial Conference. On February 7, 2025, the parties filed a joint letter notifying the Court that they had agreed to mediate before Greg Danilow of Phillips ADR Enterprises. The parties conducted the private mediation on April 29, 2025; however, the parties were unable to reach a settlement at the mediation. Pursuant to the parties' so-ordered January 16 joint stipulation, on May 7, 2025, the parties filed a revised proposed case management plan and a revised joint letter in accordance with the Court's Notice of Initial Pretrial Conference. On the same day, the Court endorsed the joint submission and ordered Plaintiff to file an amended complaint no later than June 2, 2025, and scheduled an initial pretrial conference for July 18, 2025.

On June 2, 2025, Plaintiff and fifteen other alleged purchasers of the Syndeo machines ("Plaintiffs") filed an amended complaint (the "Amended Complaint") asserting: (1) violations of N.Y. G.B.L., § 349 (Count IV), the state consumer protection statute; (2) violations of N.Y. G.B.L., § 350 (Count V), the state's false advertising statute; (3) breach of the implied warranty of merchantability (Count I); (4) breach of express and implied contract and class-wide rescission (Count II); and (5) breach of express warranty (Count III). The relief sought in the Amended Complaint included monetary damages allegedly suffered by Class Action Plaintiffs and other members of the putative class as a result of Class Action Defendants' alleged violations and breaches, including a trebling of any money damages award for alleged violations of N.Y. G.B.L., § 349 and § 350. For Counts IV (violations of N.Y. G.B.L., § 349) and V (violations of N.Y. G.B.L., § 350), plaintiff Jennifer Skuratov d/b/a Spa Thirsty, Inc. ("Spa Thirsty"), sought certification of an alternative subclass of New York purchasers of Syndeo devices (the "Putative New York Subclass"). On June 23, 2025, Defendants moved to (i) dismiss Counts I, II, IV, and V in full; (ii) partially dismiss Count III to the extent it alleges design defects; (iii) dismiss all claims brought by plaintiff Spa Thirsty in full; (iv) dismiss all claims against BHC in full; and (v) dismiss Plaintiffs' claim for injunctive relief. On December 22, 2025, the Court granted Defendants' motion to dismiss in its entirety, except it denied Defendants' request that the claims brought by plaintiff Spa Thirsty be dismissed with prejudice. Specifically, the Court dismissed (i) all of Plaintiffs' claims against BHC; (ii) Plaintiffs' claims for breach of the implied warranty of merchantability (Count I), breach of express and implied contract and class-wide rescission based on fraudulent inducement (Count II), and violations of N.Y. G.B.L., §§ 349 and 350 (Counts IV and V), and their request for injunctive relief; and (iii) the Class Action Plaintiffs' claim for breach of express warranty (Count III) to the extent it arises out of alleged defects affirmatively identified as "design defects" in the amended complaint. In addition, the Court denied the Class Action Plaintiffs' request for leave to amend as to all of the dismissed causes of action except for plaintiff Spa Thirsty's claims pursuant to N.Y. G.B.L. §§ 349 and 350. The Court gave plaintiff Spa Thirsty until January 9, 2026 to move for leave to file a second amended complaint that addresses the deficiencies with plaintiff Spa Thirsty's §§ 349 and 350 claims. Those deficiencies included plaintiff Spa Thirsty's failure to allege that it "was aware of any of Defendants' purportedly deceptive statements 'before [it] purchased or came into possession' of the Syndeo."

On January 9, 2026, Class Action Plaintiffs filed a letter motion for leave to file a second amended complaint and for reconsideration of the Court's dismissal of Plaintiffs' claims for breach of express and implied contract and class-wide rescission based on fraudulent inducement (Count II). Class Action Plaintiffs appended a proposed second amended complaint (the "Second Amended Complaint") to their letter motion. The Second Amended Complaint alleged that plaintiff Spa Thirsty purchased a Syndeo in reliance on representations made by Hydrafacial to plaintiff Spa Thirsty at an aesthetic conference in New York, including that Syndeo was "top of the line," "hands free," "had superior cleanliness," "superior," "a major upgrade," "works great," and "yielded 'more than 15 uses per bottle of solution serum." The Second Amended Complaint alleged that those representations were deceptive in violation of N.Y. G.B.L. §§ 349 and 350 because the Syndeo allegedly lacked attributes Hydrafacial had represented to plaintiff Spa Thirsty and did not yield the promised treatments per bottle of solution serum. On January 23, 2026, Hydrafacial filed its opposition to Class Action Plaintiffs' letter motion. Hydrafacial argued that the Second Amended Complaint was futile because all of its alleged representations about the Syndeo were inactionable puffery, except for, arguably, the representation regarding the number of treatments per bottle of solution serum. For that representation, Hydrafacial argued that plaintiff Spa Thirsty did not allege that its Syndeo yielded fewer than 15 treatments per bottle and failed to allege other facts required to state §§ 349 and 350 claims. Hydrafacial also argued that Class Action Plaintiffs' request for reconsideration of the dismissal of Count II should be denied as untimely.

On January 27, 2026, the Court issued an order granting Class Action Plaintiffs' motion for leave to file the Second Amended Complaint but denied their request that the Court reconsider its order dismissing the claim for breach of contract in Count II of the Amended Complaint. Although the Court agreed with Hydrafacial that "many of the claims attributed to HydraFacial in the Second Amended Complaint are non-actionable puffery, the claim that the Syndeo 'yielded more than 15 uses per bottle of serum' is a verifiable statement of fact," and the Court could "infer that plaintiff Spa Thirsty's machine failed to yield the promised number of uses per bottle of serum …. From plaintiff Spa Thirsty's allegation that its 'machines run through serums faster than Defendant states it should.'" The Court denied reconsideration because Class Action Plaintiffs' request was both untimely and "would fail on the merits," as Class Action Plaintiffs "failed to allege the specific provisions of the contract upon which liability was predicated." Pursuant to the Court's order, Class Action Plaintiffs filed the Second Amended Complaint on January 29, 2026. As a result of the Court's ruling, the only claims still pending before the Court in the Customer Class Action are (i) the Class Action Plaintiffs' claim against Hydrafacial for breach of its express warranty against defects in materials and workmanship; and (ii) plaintiff Spa Thirsty's claim, asserted on behalf of itself and the Putative New York Subclass against Hydrafacial, for alleged violations of N.Y. G.B.L., § 349 and § 350.

On February 26, 2026, the parties jointly notified the Court that a settlement-in-principle had been reached and requested that all deadlines be stayed for sixty (60) days. On March 2, 2026, the Court ordered Class Action Plaintiffs to file the necessary motion papers for preliminary approval of the settlement on or before May 29, 2026, and canceled all other deadlines in the case.

The Company believes that the claims asserted in the Customer Class Action have no merit and it intends to vigorously defend them.

Consolidated Derivative Action

On February 8, 2024, a derivative complaint was filed in the Delaware Court of Chancery against the Company's former President and Chief Executive Officer, Andrew Stanleick; its former Chief Financial Officer, Liyuan Woo, and current members of the Company's Board of Directors (the "Board of Directors"): Brenton Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, and Doug Schillinger, with the Company as the nominal defendant. The complaint, styled Margie Elstein, derivatively on behalf of The Beauty Health Company v. Brenton Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, Doug Schillinger, Andrew Stanleick, and Liyuan Woo, C.A. No. 2024-0114-LWW (Del. Ch.) (the "Elstein Derivative Action"), asserts a single claim for breach of fiduciary duty against the individual defendants based on the alleged disclosure of knowingly false information and/or the alleged failure to respond to red flags relating to Hydrafacial's business, operations, and prospects, specifically with respect to the performance of and demand for the Syndeo 1.0 and 2.0 devices. The plaintiff-stockholder further maintains that no demand was made upon the Company's Board of Directors prior to the initiation of the Elstein Derivative Action based on allegations that a majority of the Board of Directors was not disinterested or independent with respect to the fiduciary duty claim, such that demand should be excused as futile. The relief sought in the complaint includes a finding of demand futility, a finding that the individual defendants are liable for breaching their fiduciary duties (as current/former officers and directors), and an award of compensatory damages for harm suffered by the Company and its stockholders for harm allegedly sustained as a result of the alleged fiduciary duty violation.

On May 1, 2024, a derivative complaint was filed in the Delaware Court of Chancery against the Company's former President and Chief Executive Officer, Andrew Stanleick; its former Chief Financial Officer, Liyuan Woo, and current members of the Company's Board of Directors: Brent Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, and Doug Schillinger, with the Company as the nominal defendant. The complaint, styled Richard Montague, derivatively on behalf of The Beauty Health Company v. Andrew Stanleick, Liyuan Woo, Brent Saunders, Marla Beck, Michael Capellas, Julius Few, Desiree Gruber, Michelle Kerrick, Brian Miller, and Doug Schillinger, C.A. No. 2024-0463-LWW (Del. Ch.) (the "Montague Derivative Action"), asserts claims for (i) breach of fiduciary duty, (ii) gross mismanagement, (iii) waste of corporate assets, (iv) unjust enrichment, and (v) aiding and abetting against the individual defendants based on allegations that the individual defendants made materially false and/or misleading statements, as well as failing to disclose material adverse facts about the Company's business, operations, and prospects, specifically relating to the Syndeo 1.0 and 2.0 devices. The relief sought in the Montague Derivative Action includes (a) awarding damages for harm suffered by the Company allegedly sustained as a result of the individual defendants' alleged breach of fiduciary duties, gross mismanagement, waste of corporate assets, and unjust enrichment, (b) awarding damages for harm suffered by the Company allegedly sustained as a result of the Company's directors' alleged aiding and abetting of breaching their fiduciary duties, (c) directing the Company to reform and improve its corporate governance and internal procedures, to comply with its existing governance obligations and all applicable laws, and to protect its investors from a recurrence of the alleged damaging events, and (d) awarding the plaintiff-stockholder the costs and disbursements of the Montague Derivative Action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses.

On May 22, 2024, the parties to the Elstein Derivative Action and Montague Derivative Action submitted a Stipulation and Proposed Order Governing Consolidation, Appointment of Lead, and Deadline to Respond to Operative Complaint. On May 24, 2024, Vice Chancellor Will, who was assigned to both the Elstein Derivative Action and the Montague Derivative Action, entered the Stipulation and Order Governing Consolidation, Appointment of Lead, and Deadline to Respond to Operative Complaint (the "Consolidation Order"). Per the Consolidation Order, the Elstein Derivative Action and the Montague Derivative Action were consolidated into a single derivative action, styled In re The Beauty Health Company Consolidated Stockholder Derivative Litigation, C.A. No. 2024-0114-LWW (Del. Ch.) (the "Consolidated Derivative Action"). The Consolidation Order designated the law firms of Gainey McKenna & Egleston and Komlossy Law, P.A. as co-lead counsel for plaintiffs in the Consolidated Derivative Action, and designated the law firm of Cooch and Taylor, P.A. as Delaware counsel for plaintiffs in the Consolidated Derivative Action. Additionally, the Consolidation Order designated the complaint filed in the Elstein Derivative Action as the operative complaint for the Consolidated Derivative Action, further providing that defendants are not obligated to answer or otherwise respond to the complaint filed in the Montague Derivative Action. The Consolidation Order further provided that defendants shall answer or otherwise respond to the complaint filed in the Elstein Derivative Action by August 25, 2024. This response deadline was subsequently vacated, prior to plaintiffs' filing, on September 9, 2024, of their Verified Consolidated Amended Stockholder Derivative Complaint (the "Operative Complaint"). On September 16, 2024, defendants filed their Motion to Dismiss the Operative Complaint, or Alternatively, Stay the Proceedings (the "Motion to Dismiss"). Defendants filed their opening brief in support of their Motion to Dismiss and stay on February 28, 2025. Pursuant to a scheduling order entered by the court, Plaintiffs' answering brief was filed on May 2, 2025, and Defendants' reply brief was filed on June 3, 2025. The parties held a mediation on November 4, 2025 and have reached agreement on terms of a mutually agreeable resolution. The parties are finalizing settlement papers for submission to, and the approval of, the Delaware Court of Chancery.

Securities and Exchange Commission (the "SEC") Subpoena

On January 11, 2024, the Company was informed that the SEC is conducting a formal investigation of the Company related to, among other things, the allegations brought against the Company in the Securities Class Action lawsuit. The Company has subsequently received subpoenas from the SEC for the production of documents and information related to its investigation. The Company is in the process of responding to the subpoenas and intends to fully cooperate with the SEC investigation. We cannot predict the duration, scope, or outcome of this matter at this time.

Contractual Obligations and Other Commercial Commitments

As of December 31, 2025, the Company has $20.3 million of non-cancelable contractual obligations and other commercial commitments related to the purchase of inventory, service, other items, of which $19.9 million will be paid within the next twelve months.

Note 9 — Related-Party Transactions

Registration Rights Agreement

In connection with the consummation of the Business Combination, on May 4, 2021, the Company entered into that certain Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with BLS Investor Group LLC and the Hydrafacial Stockholders.

Pursuant to the terms of the Registration Rights Agreement, (i) any outstanding shares of Class A Common Stock or any other equity securities (including the Private Placement Warrants and including shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by BLS Investor Group LLC (the "Sponsor") or the Hydrafacial Stockholders (together, the "Restricted Stockholders") as of the date of the Registration Rights Agreement or thereafter acquired by a Restricted Stockholder (including the shares of Class A Common Stock issued upon conversion of the 11,500,000 shares of Class B common stock (the "Founder Shares") that were owned by the Sponsor and converted into shares of Class A Common Stock in connection with the Business Combination and upon exercise of any Private Placement Warrants) and shares of Class A Common Stock issued as earn-out shares to the Hydrafacial Stockholders and (ii) any other equity security of the Company issued or issuable with respect to any such share of Class A Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise will be entitled to registration rights.

The Registration Rights Agreement provides that the Company will, within 60 days after the consummation of the Business Combination, file with the SEC a shelf registration statement registering the resale of the shares of Class A Common Stock held by the Restricted Stockholders and will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline. The Company filed such registration statement on July 19, 2021 and it was declared effective by the SEC on July 26, 2021. The Hydrafacial Stockholders are entitled to make up to an aggregate of two demands for registration, excluding short form demands, that the Company register shares of Class A Common Stock held by these parties. In addition, the Restricted Stockholders have certain "piggy-back" registration rights. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Company and the Restricted Stockholders agree in the Registration Rights Agreement to provide customary indemnification in connection with any offerings of Class A Common Stock effected pursuant to the terms of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Sponsor agreed to restrictions on the transfer of its securities issued in the Company's initial public offering, which (i) in the case of the Founder Shares is one year after the completion of the Business Combination unless (A) the closing price of the Class A Common Stock equals or exceeds $12.00 per share for 20 days out of any 30-trading-day period commencing at least 150 days following the Closing of the Business Combination or (B) the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the respective Class A Common Stock underlying the Private Placement Warrants is 30 days after the completion of the Business Combination. The Sponsor and its permitted transferees will also be required, subject to the terms and conditions in the Registration Rights Agreement, not to transfer their Private Placement Warrants (as defined in the Registration Rights Agreement) or shares of Class A Common Stock issuable upon the exercise thereof for 30 days following the Closing.

Investor Rights Agreement

In connection with the consummation of the Business Combination, on May 4, 2021, the Company and LCP Edge Holdco, LLC entered into that certain Investor Rights Agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, LCP has the right to designate a number of directors for appointment or election to the Company's Board of Directors as follows: (i) one director for so long as LCP holds at least 10% of the outstanding Class A Common Stock, (ii) two directors for so long as LCP holds at least 15% of the outstanding Class A Common Stock, and (iii) three directors for so long as LCP holds at least 40% of the outstanding Class A Common Stock. Pursuant to the Investor Rights Agreement, for so long as LCP holds at least 10% of the outstanding Class A Common Stock, LCP will be entitled to have at least one of its designees represented on the compensation committee and nominating committee and corporate governance committee of the Company's Board of Directors.

Note 10 — Stockholders' Equity

Common Stock

The Company is authorized to issue 320,000,000 shares of Class A Common Stock, par value of $0.0001 per share. Holders of Class A Common Stock are entitled to one vote for each share. As of December 31, 2025 and December 31, 2024, there were 127,520,823 and 124,924,185, respectively, of Class A Common Stock issued and outstanding. The Company has not declared or paid any dividends with respect to its Class A Common Stock.

Common Stock Repurchases

On September 12, 2023, the Company's Board of Directors approved a share repurchase program authorizing the Company to repurchase up to $100.0 million of the Company's Class A Common Stock. Under the share repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or a combination of the foregoing. Under this share repurchase program, for the year ended December 31, 2023, the Company repurchased and retired 10.4 million shares for $30.2 million excluding taxes. During the years ended December 31, 2025 and 2024, the Company did not repurchase any shares of its Class A Common Stock.

On September 26, 2022, the Company's Board of Directors approved a common stock repurchase program pursuant to which the Company may repurchase up to $200.0 million of its outstanding shares of Class A Common Stock. Under the share repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or accelerated share repurchase programs. The Company entered into two accelerated share repurchase agreements on September 27, 2022 and November 9, 2022, respectively, with a financial institution to repurchase a total of $200.0 million of Class A Common Stock. Under the September 27, 2022 accelerated share repurchase agreement, the Company repurchased and retired 9.3 million shares for $100.0 million. Under the November 9, 2022 accelerated share repurchase agreement, the Company made a payment of $100.0 million and received initial deliveries of 9.5 million shares, which were also retired, which represented 80% of the payment amount divided by the Company's closing stock price on that date. During the year ended December 31, 2023, the Company paid $2.2 million as the final settlement of the November 9, 2022 accelerated share repurchase agreement, which was based upon the average daily volume weighted average price of the Company's Class A Common Stock during the repurchase period, less an agreed upon discount.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company's Board of Directors. At December 31, 2025 and December 31, 2024, there were no shares of preferred stock issued or outstanding.

Note 11 — Fair Value Measurements

The following tables present information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	As of December 31, 2025			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Cash, cash equivalents, and restricted cash:				
Money market funds	$ 149,927	$ —	$ —	$ 149,927
Liabilities				
Warrant liability — Private Placement Warrants	$ —	$ —	$ 1	$ 1

(in thousands)	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Cash, cash equivalents, and restricted cash:				
Money market funds	$ 284,462	$ —	$ —	$ 284,462
Liabilities				
Warrant liability — Private Placement Warrants	$ —	$ —	$ 488	$ 488

Money Market Funds

The Company's investment in money market funds that are classified as cash equivalents hold underlying investments with a weighted average maturity of 90 days or less and are recognized at fair value. The valuations of these securities are based on quoted prices in active markets for identical assets, when available, or pricing models whereby all significant inputs are observable or can be derived from or corroborated by observable market data. The Company reviews security pricing and assesses liquidity on a quarterly basis. As of December 31, 2025, the Company's U.S. portfolio had no material exposure to money market funds with a fluctuating net asset value.

Private Placement Warrants

As of December 31, 2025 and 2024, the Company had approximately 7 million Private Placement Warrants outstanding for which the fair value was determined using a Monte Carlo simulation model because these warrants are not subject to redemption if the reference value of the common stock, as defined, is between $10.00 and $18.00 per share. The warrants will expire in May 2026.

Long-Term Debt

As of December 31, 2025 and December 31, 2024, the estimated fair value of the Notes were $383.1 million (compared to a carrying amount of $374.5 million) and $446.2 million (compared to a carrying amount of $557.7 million), respectively. The estimated fair value of the Notes was determined based on the actual bid price of the Notes on December 31, 2025 and December 31, 2024, and are classified as Level 2 within the fair value hierarchy.

Note 12 — Share-Based Compensation

The Beauty Health Company 2021 Incentive Award Plan (the "2021 Plan") became effective upon the consummation of the Business Combination. Pursuant to the 2021 Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other stock or cash based awards to eligible service providers. The aggregate number of shares of the Company's Class A Common Stock that may be issued pursuant to awards granted under the 2021 Plan is the sum of (i) 14,839,640 and (ii) an annual increase on January 1 of each calendar year (commencing with January 1, 2022 and ending on and including January 1, 2031) equal to a number of shares equal to 4% of the aggregate shares outstanding as of December 31 of the immediately preceding calendar year (or such lesser number of shares as is determined by the Company's Board of Directors), subject to adjustment by the plan administrator in the event of certain changes in our corporate structure. The maximum number of shares that may be granted with respect to incentive stock options under the 2021 Plan is 7,500,000. At December 31, 2025, approximately 14 million shares of the Company's Class A Common Stock were reserved for the issuance of awards under the 2021 Plan.

Restricted Stock Units ("RSU") and Performance-based Restricted Stock Units ("PSU")

The Company reserves the right to grant RSUs to certain employees, executives and directors. The RSUs granted are eligible to vest over the service period, which is generally over three to four years, subject to the recipient's continued employment through each vesting date.

PSUs are granted to select executive officers pursuant to the 2021 Plan and vest based on either (i) the performance of the Company's Class A Common Stock ("Top-hat") or (ii) the total shareholder return of the Company's Class A Common Stock relative to a defined peer group ("TSR").

Top-hat PSUs are earned over a three or four-year performance period, based on the attainment of pre-determined goals related to the performance of the Company's Class A Common Stock, and subject to the recipient's continued employment

through the end of the performance period. The actual number of shares of the Company's Class A Common Stock to be issued related to Top-hat PSUs will range from 0% to 100% of the number of PSUs granted.

TSR PSUs are earned over a three-year performance period, based on the attainment of pre-determined goals related to the Company's total shareholder return relative to a defined peer group, and subject to the recipient's continued employment through the end of the performance period. The actual number of shares of the Company's Class A Common Stock to be issued related to TSR PSUs will range from 0% to 200% of the number of PSUs granted.

The fair value of PSUs is recognized on a straight-line basis over their measurement period as compensation expense, and is not subject to reversal even if the market condition is not achieved. The fair value of PSUs was determined using a Monte Carlo simulation subject to the performance conditions of the underlying PSUs with the following assumptions:

Input	2025 Grants	2024 Grants	2023 Grants
Risk-free interest rate	3.6% - 4.0%	4.5%	3.5%
Expected volatility of the Company's Class A Common Stock	102.6% - 120.1%	101.5%	74.9%

The following table summarizes the Company's RSU and PSU activity for the year ended December 31, 2025:

			Weighted Average Grant Date Fair Value	
	RSU Shares	PSU Shares	RSU	PSU
Outstanding - January 1, 2025	7,254,391	1,237,822	$ 4.56	$ 5.93
Granted	12,696,497	2,406,261	1.38	2.28
Vested	(3,217,346)	(441,558)	4.72	3.11
Forfeited	(4,422,096)	(1,007,055)	2.53	4.09
Cancelled[1]	—	(41,240)	—	20.21
Outstanding - December 31, 2025	12,311,446	2,154,230	$ 1.97	$ 3.02

[1] Cancelled PSU shares represent TSR PSUs that were not earned for the performance period that ended during the year ended December 31, 2025.

The fair value of RSUs that vested, determined based on their respective fair values at vesting date, during the years ended December 31, 2025, 2024, and 2023 was $4.6 million, $5.9 million, and $9.7 million, respectively. The fair value of PSUs that vested, determined based on their respective fair values at vesting date, during the year ended December 31, 2025 was $0.9 million. There were no PSUs that vested during the years ended December 31, 2024 and 2023.

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2024 and 2023 was $3.17 and $8.58, respectively. The weighted average grant date fair value of PSUs granted during the years ended December 31, 2024 and 2023 was $5.27 and $17.54, respectively.

At December 31, 2025, the aggregate unrecognized compensation cost for unvested RSUs and PSUs was $16.3 million and $4.2 million, respectively, recognized over a weighted average period of 1.9 years and 1.8 years, respectively.

Stock Options

The following table summarizes the Company's stock option activity:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2025	3,483,070	$ 13.64	5.29	$ —
Granted	—	—		
Exercised	—	—		
Forfeited	(74,475)	15.45		
Expired	(948,675)	13.81		
Outstanding - December 31, 2025	2,459,920	13.51	5.37	—
Vested and Exercisable - December 31, 2025	2,457,295	13.50	5.37	—
Options vested and expected to vest - December 31, 2025	2,459,920	$ 13.51	5.37	$ —

At December 31, 2025, aggregate unrecognized compensation cost for unvested stock options was immaterial. The stock options granted generally vest over a four year period.

There were no stock options granted during the year ended December 31, 2024 and 2023.

The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. There were no stock options exercised during the year ended December 31, 2024. For the year ended December 31, 2023, the total intrinsic value of stock options exercised was immaterial.

Employee Stock Purchase Plan ("ESPP")

In 2024, the Company suspended the ESPP for employees located in the United States, which became effective upon the consummation of the Business Combination. Under the ESPP, eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Class A Common Stock at certain purchase dates. The price of the Company's Class A Common Stock purchased under the ESPP for the offering periods is equal to 85% of the lesser of the fair market value of a share of Class A Common Stock of the Company on the beginning or the end of the offering period.

The aggregate number of shares of the Company's Class A Common Stock initially reserved for issuance pursuant to rights granted under the ESPP was 2,000,000. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on (and including) January 1, 2031, the number of shares available for issuance under the ESPP will be increased by a number of shares equal to the lesser of (1) one percent (1%) of the shares outstanding on the final day of the immediately preceding calendar year, and (2) such smaller number of shares as determined by the Company's Board of Directors. As of December 31, 2025, approximately 6 million shares were reserved for the future issuance under the ESPP.

Share-Based Compensation Expense

Share-based compensation expense was as follows for the periods indicated:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Cost of sales	$ 519	$ 52	1,513
Selling and marketing	2,710	7,716	7,962
Research and development	512	345	1,425
General and administrative	11,083	18,583	11,644
Total share-based compensation	$ 14,824	$ 26,696	$ 22,544

Note 13 — Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan that all regular domestic employees are eligible to participate in after one month of service. Contributions to the 401(k) plan include voluntary contributions by eligible employees and employer matching contributions by the Company.

Certain international employees participate in other defined contribution retirement plans with varying vesting and contribution provisions.

Defined contributions expense was $2.3 million, $2.7 million and $3.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 14 — Income Taxes

The following table presents domestic and foreign components of loss before income taxes as follows for the periods indicated:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Domestic	$ (12,462)	$ (28,332)	$ (104,161)
Foreign	6,524	(1,218)	2,272
Loss before taxes	$ (5,938)	$ (29,550)	$ (101,889)

The federal, state and foreign components of the income tax expense (benefit) are summarized as follows for the periods indicated:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Current:			
Federal	$ 146	$ 9	$ 34
State	224	133	216
Foreign	1,332	3,001	3,793
Total current income tax expense	1,702	3,143	4,043
Deferred:			
Federal	—	—	(4,137)
State	—	—	(633)
Foreign	1,879	(3,595)	(1,046)
Total deferred tax expense (benefit)	1,879	(3,595)	(5,816)
Total income tax expense (benefit)	$ 3,581	$ (452)	$ (1,773)

The Company adopted ASU 2023-09 on a prospective basis beginning December 31, 2025. The following table presents the required disclosure pursuant to ASU 2023-09 and is a reconciliation of the Company's income tax expense at the statutory federal tax rate to the Company's effective tax rate for the year ended December 31, 2025:

(in thousands)	Year Ended December 31, 2025	
U.S. federal statutory income tax rate	$ (1,247)	21.0 %
State and local taxes, net of federal benefit [1]	227	(3.8)
Foreign tax effects		
China		
Statutory tax rate difference between China and U.S.	(217)	3.7
Changes in valuation allowance	2,745	(46.2)
Other	(916)	15.4
United Kingdom		
Statutory tax rate difference between United Kingdom and U.S.	189	(3.2)
Other	388	(6.5)
Other foreign jurisdictions	111	(1.9)
Tax credits - research and development	(108)	1.8
Change in valuation allowance	(1,871)	31.5
Nontaxable or nondeductible items		
Officer compensation	700	(11.8)
Share-based compensation	1,870	(31.5)
Change in fair value of warrants	(102)	1.7
Other	729	(12.3)
Changes in worldwide unrecognized tax benefits	208	(3.5)
Other provision adjustments	875	(14.7)
Income tax expense	$ 3,581	(60.3)%

[1] State taxes in Texas comprise the majority (greater than 50%) of the tax effect in this category.

The following table presents the required disclosures prior to the adoption of ASU 2023-09 and is a reconciliation of the Company's income tax benefit at the statutory federal tax rate to the Company's effective tax rate for the years ended December 31, 2024 and 2023:

(in thousands)	Year Ended December 31, 2024		2023	
Federal statutory income tax rate	$ (6,206)	21.0 %	$ (21,398)	21.0 %
State taxes, net of federal benefit	475	(1.6)	(3,083)	3.0
Officer compensation	905	(3.1)	844	(0.8)
Change in fair value of warrants	(644)	2.2	(2,503)	2.5
Share-based compensation	5,130	(17.4)	2,922	(2.9)
Foreign rate differential	(64)	0.2	338	(0.3)
R&D credit	(289)	1.0	(824)	0.8
Permanent differences	296	(1.0)	2,183	(2.1)
Change in valuation allowance	1,006	(3.4)	18,400	(18.1)
Other	(1,061)	3.6	1,348	(1.3)
Income tax benefit	$ (452)	1.5 %	$ (1,773)	1.7 %

The following table presents cash paid for income taxes, net of refunds received, by jurisdiction during the year ended December 31, 2025:

(in thousands)	
Federal	
Aggregated state and local jurisdictions [2]	$ 84
Foreign	
United Kingdom	3,218
Germany	275
Australia	249
China	245
All other foreign [2]	(121)
Total cash paid for income taxes, net of refunds	$ 3,950

[2] The amount of income taxes paid during the year ended December 31, 2025 does not meet the 5% disaggregation threshold.

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was $2.8 million and $2.3 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. The components of the deferred tax assets are as follows for the periods indicated:

(in thousands)	December 31, 2025	December 31, 2024
Deferred income tax assets		
State taxes	$ 28	$ 20
Accrued expenses	4,029	3,497
Inventories	4,848	6,226
Accounts receivable	821	1,840
Section 163(j) limitation	7,427	6,822
Net operating loss carryforwards	15,499	11,722
Share-based compensation	2,421	2,927
Lease liabilities	3,572	3,983
Capitalized research	2,592	5,249
Property and equipment	1,119	—
Other	2,580	3,480
Total deferred income tax assets	44,936	45,766
Deferred income tax liabilities		
Goodwill and intangibles	(2,260)	(3,710)
Prepaid expenses	—	(283)
Convertible debt premium	(3,415)	—
Right-of-use assets	(2,889)	(3,401)
Property and equipment	—	(630)
Total deferred tax liabilities	(8,564)	(8,024)
Valuation allowance	(34,840)	(34,244)
Net deferred income tax assets	$ 1,532	$ 3,498

The Company's net deferred income tax assets as presented on the Consolidated Balance Sheets consists of the following items as of the dates indicated:

(in thousands)	December 31, 2025	December 31, 2024
Deferred income tax assets	$ 1,925	$ 3,894
Deferred income tax liabilities	(393)	(396)
Net deferred income tax assets	$ 1,532	$ 3,498

The Company increased the valuation allowance on the net deferred tax assets by $0.6 million for the year ended December 31, 2025. In determining whether deferred tax assets are realizable, the Company considered numerous factors including historical profitability, the amount of future taxable income and the existence of taxable temporary differences that can be used to realize the deferred tax assets. The Company has provided a full valuation allowance against the China and U.S. federal and state net deferred tax assets that management believes is not more likely than not to be realized.

If the Company were to release the valuation allowance upon management determining that it is more likely than not the deferred tax assets could be recognized, $34.8 million of income tax benefit would be recorded to continuing operations.

At December 31, 2025, the Company had gross federal and state net operating loss carryforwards of $46.3 million and $20.8 million, respectively, that can be carried forward indefinitely, subject to an 80% taxable income limitation, and state net operating loss carryforward of $39.1 million, which will expire in varying amounts beginning in 2028.

The Company has federal and state research and development credit carryforwards of $1.1 million and $0.9 million, respectively. The federal credits will expire in 2042 and the state credits are available indefinitely.

As of December 31, 2025 and December 31, 2024, the Company had recorded gross unrecognized tax benefits of $1.7 million and $1.2 million, respectively. As of December 31, 2025, the Company has $0.7 million of unrecognized tax benefits that, if recognized and realized, will affect the effective tax rate. The Company recognizes interest expense and penalties associated with uncertain tax positions as a component of income tax expense. Accruals for interest and penalties related to income tax matters were not material as of December 31, 2025.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(in thousands)	December 31, 2025	December 31, 2024
Unrecognized tax benefits at beginning of period	$ 1,194	$ 1,104
Increases for tax positions in prior periods	422	—
Decreases for tax positions in prior periods	—	(54)
Increases for tax positions in current period	121	261
Settlements/statute expirations	—	(117)
Unrecognized tax benefits at end of period	$ 1,737	$ 1,194

The Company is subject to taxation and files income tax returns in the U.S. federal and various state and foreign jurisdictions. The Company's tax returns remain open for examination in the United States for years 2021 through 2024, while tax returns in the foreign jurisdictions in which the Company operates are generally subject to examination up to three years following the year in which the tax obligation originated. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions.

APB 23 (codified as FASB ASC 740-10-25-3) allows an exception to the general rule that a U.S. multinational company must accrue U.S. taxes on foreign earnings of its controlled non-U.S. subsidiaries. Under this exception, a U.S. multinational company is not required to accrue U.S. taxes on foreign earnings that are indefinitely reinvested in its foreign subsidiaries. The Company will continue to indefinitely reinvest earnings from its foreign subsidiaries, which are not significant.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act") was signed into law. The Act includes significant changes to U.S. tax and related laws. Some of the provisions of the Act affecting corporations include the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the Global Intangible Low-Taxed Income and Foreign-Derived Intangible Income international tax provisions, an increase in the limit of the deduction of interest expense to thirty percent of earnings before interest, taxes, depreciation, and amortization, and reinstatement of one hundred percent bonus depreciation deduction from the Tax Cuts and Jobs Act for eligible property acquired after January 19, 2025. The Act has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Act's financial reporting implications have been recognized in the Company's income tax provision for the year ended December 31, 2025, which did not have a material impact on the U.S. effective tax rate and net deferred tax assets as the Company maintains a full valuation allowance in the United States.

Note 15 — Net Loss Attributable to Common Stockholders

The following table sets forth the calculation of both basic and diluted net loss per share as follows for the periods indicated:

	Year Ended December 31,		
(in thousands, except share and per share amounts)	**2025**	**2024**	**2023**
Net loss available to common stockholders - basic	$ (9,519)	$ (29,098)	$ (100,116)
Adjustments related to the 2026 Notes [1]	(12,590)	(22,671)	—
Net loss available to common stockholders - diluted	$ (22,109)	$ (51,769)	$ (100,116)
Weighted average common stock outstanding - basic	126,378,509	123,827,372	131,680,605
Effect of dilutive shares:			
2026 Notes	9,419,693	18,665,203	—
Weighted average common stock outstanding - diluted	135,798,202	142,492,575	131,680,605
Basic net loss per share:	$ (0.08)	$ (0.23)	$ (0.76)
Dilutive net loss per share:	$ (0.16)	$ (0.36)	$ (0.76)

[1] For the year ended December 31, 2025 and 2024, the adjustments related to the 2026 Notes include the net gain related to the exchange and repurchases offset by interest expense and amortization of debt issuance costs related to the 2026 Notes (net of taxes).

The following shares have been excluded from the calculation of the weighted average diluted shares outstanding as the effect would have been anti-dilutive:

	Year Ended December 31,		
	2025	**2024**	**2023**
2026 Notes	—	—	23,614,425
2028 Notes	87,412,575	—	—
RSUs	12,311,446	7,254,391	5,242,680
Stock Options	2,459,920	3,483,070	3,732,420
PSUs	2,154,230	1,237,822	1,306,558

For the years ended December 31, 2025, 2024, and 2023, income and shares related to the Private Placement Warrants were excluded from the calculation of diluted net loss per share of Class A Common Stock because their effect would be anti-dilutive.

Note 16 — Segment, Geographic, and Other Information

The Company manages its business on the basis of one operating segment and one reportable segment. The chief operating decision maker ("CODM"), who is the Chief Executive Officer, assesses performance for the one operating segment and decides how to allocate resources based on consolidated net income (loss) and consolidated income (loss) from operations, which is also reported on the Consolidated Statements of Comprehensive Income (Loss).

Significant expenses within consolidated net (loss) income include cost of sales, total operating expenses, interest expense, interest income, other (income) expense, net, change in fair value of warrant liabilities, foreign currency transaction loss (gain), net, and income tax expense (benefit), all of which are each separately reported on the Consolidated Statements of Comprehensive Income (Loss).

The CODM also reviews the disaggregation of total operating expenses, of which significant segment expenses are related to personnel-related expenses, which includes sales commission and share-based compensation expense. Other segment expenses included in total operating expenses primarily consist of fees for professional services principally comprising legal, audit, tax and accounting services, depreciation and amortization expenses, advertising and marketing-related expenses, software, facilities-related costs, credit card and wire fees, and insurance.

The following summarizes the components of operating expenses for the periods indicated:

(in thousands)	Year Ended December 31, 2025	2024	2023
Total operating expenses:			
Personnel-related expenses	$ 111,338	$ 131,134	$ 152,625
Other segment expenses	105,829	118,936	133,405
Total operating expenses	$ 217,167	$ 250,070	$ 286,030

Net sales disaggregated by major product line were as follows for the periods indicated:

(in thousands)	Year Ended December 31, 2025	2024	2023
Net Sales			
Delivery Systems	$ 88,079	$ 125,400	$ 206,630
Consumables	212,711	208,894	191,361
Total net sales	$ 300,790	$ 334,294	$ 397,991

Net sales by geographic region were as follows for the periods indicated:

(in thousands)	Year Ended December 31, 2025	2024	2023
Americas	$ 203,980	$ 216,993	$ 227,709
Europe, the Middle East and Africa	68,295	71,633	88,089
Asia-Pacific	28,515	45,668	82,193
Total net sales	$ 300,790	$ 334,294	$ 397,991

No single customer accounted for 10% or more of consolidated net sales during the years ended December 31, 2025, 2024, and 2023.

No single customer accounted for 10% or more of the Company's accounts receivable balance as December 31, 2025 and 2024.

Long-lived assets, which includes property and equipment, net and right-of-use assets, net, by geographic region were as follows for the periods indicated:

(in thousands)	December 31, 2025	December 31, 2024
U.S.	$ 10,284	$ 13,285
United Kingdom	1,954	2,066
Germany	1,169	1,595
China	101	1,406
Rest of World	600	1,216
Total long-lived assets	$ 14,108	$ 19,568

Note 17 — Syndeo Program

The Company launched Syndeo in March 2022, the first new Delivery System model in five years. Subsequent to launch, many customers with Syndeo 1.0 and Syndeo 2.0 builds began to experience frequent treatment interruptions and unacceptable device conditions. In addition to issues such as distractive noise and difficult bottle insertion, a significant issue was low flow and clogs in the system, due to recommended maintenance requiring overly rigorous levels to prevent serum build-up inside the system's fluidics manifold. Throughout 2022 and the first half of 2023, the Company made several enhancements to each version of the Syndeo in an effort to address and remediate these issues, but despite these efforts, performance interruptions that negatively impacted customer productivity and satisfaction continued to persist.

In July 2023 the Company developed Syndeo 3.0 and has noted a significant improvement in user experience and a substantial decline in initial return rates, primarily due to hardware and software enhancements that automate and force effective rinse cycles and manifold cleaning with an air blast procedure that reduce build-up and clogging as well as improvements in the connector to the handpiece to facilitate user cleaning. During the third quarter of 2023, the Company announced announced its Syndeo Enhancement Program (the "Syndeo Program") to upgrade devices to Syndeo 3.0 build standards via field service.

To stand behind its commitment to its customers and protect the Company's brand reputation, in October 2023, the Company's management decided that, with respect to Syndeo devices, the Company would only market and sell Syndeo 3.0 devices. The Company provided, at no cost to the customer, the option of (i) a technician upgrade to their Syndeo 1.0 or 2.0 devices to 3.0 standards in the field; or (ii) a replacement Syndeo 3.0 device for their existing device. Additionally, the Company extended the customer's warranty by one year for each system from the date it was either brought to the 3.0 standards or the customer received a Syndeo 3.0 device. The Company incurred costs of $45.6 million during the year ended December 31, 2023, associated with the costs to upgrade, replace, and remediate Syndeo 1.0 or 2.0 devices, which was included in cost of sales on the Consolidated Statements of Comprehensive Income (Loss). As of December 31, 2024, the Syndeo Program was complete.

Additionally, with respect to Syndeo devices, as a result of the decision to market and sell Syndeo 3.0 devices exclusively, the Company designated all Syndeo 1.0 and 2.0 builds on-hand as obsolete, resulting in an inventory write-down of $19.6 million during the year ended December 31, 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of the Company's management, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were effective as of December 31, 2025.

Limitations on Effectiveness of Controls and Procedures

We have established disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including the principal executive officer (our President and Chief Executive Officer) and principal financial officer (our Chief Financial Officer), to allow timely decisions regarding required disclosure. Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting, which is included herein.

Remediation of Previously Reported Material Weakness

As previously disclosed in Item 9A, Controls and Procedures, in our Annual Report on Form 10-K for the year ended December 31, 2024, management identified a material weakness in our internal control over financial reporting.

During the quarter ended December 31, 2025, the Company, with oversight from our Audit Committee, completed its remediation procedures related to the material weakness. Management tested the design and operating effectiveness of the following controls:

- Appointed new individuals in key roles including the Chief Supply Chain and Operations Officer and other operational leadership roles;
- Enhanced training and operational guidelines resulting in the successful completion of the Company's annual physical inventory counts; and
- Designed and implemented controls with regards to excess and obsolete inventory and inventory pricing and purchase arrangements.

Based on these procedures, we believe that the previously reported material weakness has been remediated. However, completion of remediation procedures for the material weakness does not provide assurance that our modified controls will continue to operate properly or that our financial statements will be free from error.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above, there were no changes in our internal control over financial reporting (as such term is defined in the Exchange Act) that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Beauty Health Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Beauty Health Company and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 12, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 12, 2026

Item 9B. Other Information.

During the fourth quarter of 2025, no director or officer of the Company (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement” (each as such term is defined in Item 408(a) of Regulation S-K of the Securities Act).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Except as stated below, the information required by this Item will be included in the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end December 31, 2025, in connection with the solicitation of proxies for the 2026 Proxy Statement, under the captions "Proposal 1: Election of Eight Directors", "Directors and Nominees", "Corporate Governance — Board Committees — Audit Committee,", and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Code of Conduct

The Company has adopted a written Code of Business Conduct and Ethics ("Code of Conduct") that applies to all of its directors, officers, and employees. A current copy of the Code of Conduct is available on the Governance section of the Company's website, https://www.beautyhealth.com/corporate-governance/documents-and-charters. The Board of Directors, in connection with the Audit Committee, is responsible for administering the Code of Conduct and the Board of Directors must approve any waivers of the Code of Conduct for its executive officers and directors. All amendments to the Code of Conduct must be approved by the Board of Directors and promptly disclosed to the Company's stockholders if required in accordance with applicable U.S. securities laws and/or the rules and regulations of the exchange or system on which the Company's shares of Class A Common Stock are traded or quoted, as the case may be. The Company's website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report on Form 10-K. The Company has included its website address as an inactive textual reference only.

Insider Trading Policy

The Company has adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of the Company's securities by its directors, officers, and employees that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the applicable Nasdaq listing standards. A copy of the Company's Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this Item will be included in the 2026 Proxy Statement under the captions "Compensation Discussion and Analysis", "Executive Compensation", "Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table", "2025 Director Compensation", "Corporate Governance — Compensation Committee Interlocks and Insider Participation", "Compensation Committee Report", and "CEO Pay Ratio Disclosure", and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be included in the 2026 Proxy Statement under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management", and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be included in the 2026 Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance — Affirmative Determinations Regarding Director and Nominee Independence", and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be included in the 2026 Proxy Statement under the caption "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm", and is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statements

(a)(1) Financial Statements

See Index to Financial Statements in Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(a)(3) Exhibits

List of Exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) Exhibits

The following exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Certain of the agreements filed as exhibits to this Annual Report on Form 10-K contain representations and warranties by the parties to the agreements that have been made solely for the benefit of the parties to the agreement. These representations and warranties:

- may have been qualified by disclosures that were made to the other parties in connection with the negotiation of the agreements, which disclosures are not necessarily reflected in the agreements;
- may apply standards of materiality that differ from those of a reasonable investor; and
- were made only as of specified dates contained in the agreements and are subject to subsequent developments and changed circumstances.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date that these representations and warranties were made or at any other time. Investors should not rely on them as statements of fact.

EXHIBIT INDEX

No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Agreement and Plan of Merger, dated as of December 8, 2020, by and among Vesper Healthcare Acquisition Corp., Hydrate Merger Sub I, Inc., Hydrate Merger Sub II, LLC, LCP Edge Intermediate, Inc. and LCP Edge Holdco, LLC, in its capacity as the Stockholders' Representative	8-K	001-39565	2.1	December 9, 2020	
3.1	Second Amended and Restated Certificate of Incorporation of The Beauty Health Company	8-K	001-39565	3.1	May 10, 2021	
3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of The Beauty Health Company	8-K	001-39565	3.1	June 11, 2024	
3.3	Second Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of The Beauty Health Company	8-K	001-39565	3.2	June 11, 2024	
3.4	Certificate of Correction to Second Amended and Restated Certificate of Incorporation of The Beauty Health Company filed on May 4, 2021, dated July 31, 2025	8-K	001-39565	3.1	August 1, 2025	
3.5	Amended and Restated Bylaws of The Beauty Health Company	8-K	001-39565	3.2	May 10, 2021	
4.1	Indenture, dated as of September 14, 2021, between The Beauty Health Company and U.S. Bank National Association, as trustee	8-K	001-39565	4.1	September 14, 2021	
4.2	Form of certificate representing the 1.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)	8-K	001-39565	4.2	September 14, 2021	
4.3	Warrant Agreement, dated September 29, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-39565	4.1	October 5, 2020	
4.4	Indenture, dated May 27, 2025, between The Beauty Health Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent	8-K	001-39565	4.1	May 27, 2025	
4.5	Form of Note representing the 7.95% Convertible Senior Secured Notes due 2028 (included as Exhibit A to Exhibit 4.4)	8-K	001-39565	4.2	May 27, 2025	
4.6	Supplemental Indenture No. 1, dated September 4, 2025, among The Beauty Health Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent	8-K	001-39565	4.1	September 4, 2025	
4.7	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934					X
10.1	Amended and Restated Registration Rights Agreement dated as of May 4, 2021, by and among the Company, BLS Investor Group LLC and the stockholders of LCP Edge Intermediate, Inc.	8-K	001-39565	10.2	May 10, 2021	
10.2	Investor Rights Agreement dated as of May 4, 2021, by and between the Company and LCP Edge Holdco, LLC	8-K	001-39565	10.3	May 10, 2021	
10.3#	The Beauty Health Company 2021 Incentive Award Plan	8-K	001-39565	10.1	April 30, 2021	
10.4#	The Beauty Health Company 2021 Employee Stock Purchase Plan	8-K	001-39565	10.2	April 30, 2021	
10.5#	The Beauty Health Company Amended and Restated Executive Severance Plan	8-K	001-39565	10.2	April 8, 2024	
10.6#	Form of Confirmation for Capped Call Transactions	8-K	001-39565	10.1	September 14, 2021	

EXHIBIT INDEX

No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.7†	Separation and Transition Agreement, dated November 11, 2024, by and between Hydrafacial LLC and Daniel Watson	8-K/A	001-39565	10.1	November 12, 2024	
10.8	Form of Exchange Agreement	8-K	001-39565	10.1	May 21, 2025	
10.9†#	Offer Letter with Ronald Menezes, dated October 9, 2024	8-K	001-39565	10.1	February 28, 2025	
10.10†#	Offer Letter with Sheri Lewis, dated March 25, 2024	8-K	001-39565	10.2	February 28, 2025	
10.11#	Employment Agreement with Pedro Malha, dated September 29, 2025	8-K	001-39565	10.1	September 30, 2025	
10.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed on May 10, 2021)	8-K	001-39565	10.2	September 30, 2025	
10.13#	Separation Agreement, by and between The Beauty Health Company and Marla Beck, dated October 13, 2025	8-K/A	001-39565	10.1	October 17, 2025	
10.14	General Release of all Claims, by and between The Beauty Health Company and Marla Beck, dated October 10, 2025	8-K/A	001-39565	10.2	October 17, 2025	
19.1	Insider Trading Policy	10-K	001-39565	19.1	March 12, 2025	
21.1	Subsidiaries of The Beauty Health Company					X
23.1	Consent of Deloitte & Touche LLP					X
31.1	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	The Beauty Health Company Second Amended and Restated Clawback Policy					X
101.INS**	Inline XBRL Instance Document					X
101.SCH**	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document					X

EXHIBIT INDEX

No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101 attachments					

---

* These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

** The XBRL related information in Exhibit 101 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

† Certain confidential information (indicated by brackets and asterisks) has been omitted from this exhibit because it is both (i) not material and (ii) the type of information that the registrant treats as private or confidential.

Management contract or compensatory plan or arrangement.

(c) Financial Statement Schedule

See Item 15(a)(2) above.

Item 16. Form 10–K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BEAUTY HEALTH COMPANY

Date: March 12, 2026	By:	/s/ Pedro Malha
	Name:	Pedro Malha
	Title:	Chief Executive Officer (Principal Executive Officer)

Power of Attorney

Each person whose individual signature appears below hereby authorizes, constitutes, and appoints Pedro Malha and Michael Monahan, and each of them, with full power of substitution and re-substitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place, and stead, in any and all capacities, to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this annual report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Pedro Malha Pedro Malha	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2026
/s/ Michael Monahan Michael Monahan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2026
/s/ Brenton L. Saunders Brenton L. Saunders	Chairman	March 12, 2026
/s/ Philippe Schaison Philippe Schaison	Director	March 12, 2026
/s/ Stephen J. Fanning Stephen J. Fanning	Director	March 12, 2026
/s/ Desiree Gruber Desiree Gruber	Director	March 12, 2026
/s/ Michelle Kerrick Michelle Kerrick	Director	March 12, 2026
/s/ Brian Miller Brian Miller	Director	March 12, 2026
/s/ Doug Schillinger Doug Schillinger	Director	March 12, 2026